



























Milano
Dark Chocolate
Prego
Creamy Tomato Basil
Lance
Toasty
Peanut Butter
Campbell's
QUALITY
DEL'VERY
COST
Goldfish
CHEDDAR
Campbell's
Tomato
SOUP
LANCE PACKING COMPANY
Campbell's
CHUNKY
GHOST PEPPER
CHICKEN NOODLE

2023 ANNUAL REPORT

Make history with Campbell's



























Campbell's
SpaghettiOs
ORIGINAL
CAPE COD
Kettle Cooked Potato Chips
40% LESS FAT
Original
Sea Salt
V8
ENERGY
Pomegranate Blueberry
MILD
Pace
CHUNKY SALSA
LATE JULY
Organic
SEA SALT
THIN & CRISPY
Pacific
Organic
Chicken & Wild Rice
SOUP
PEPPERIDGE FARM
Swirl
Raisin Cinnamon
DELICIOUS CINNAMON
SNYDER'S OF HANOVER
PIECES
Honey Mustard & Onion
Prego
Homestyle Alfredo
Goldfish
MEGA BITES
SHARP CHEDDAR
BIG & CRISPY
PEPPERIDGE FARM
FARMHOUSE
THIN & CRISPY
MILK CHOCOLATE CHIP
Campbell's
KETTLE
BRAND
POTATO CHIPS
JALAPEÑO
SWANSON
CHICKEN BROTH
Campbell's
HOME STYLE
mexican-style chicken tortilla
SNYDER'S OF HANOVER
Mini
Pretzels
V8
Original
100% VEGETABLE JUICE
SNACK FACTORY
Pretzel Crisps
ORIGINAL



















Chair's message

Throughout fiscal 2023, we made significant progress in achieving our strategic goals and continuing the track record of growth and stability that we have built over the last five years. Our financial performance reflects our ability to deliver even through a dynamic environment, marked by generational levels of inflation. We remain committed to balancing growth and profitability while investing in sustaining brand momentum and fueling long-term performance.

With the remarkable transformation our company has undertaken since fiscal 2019, including navigating the pandemic, our business stands in a position of strength. We have driven renewed relevance of our Meals & Beverages brands, a remarkable upswing in Snacks profitability fueled by double digit in-market dollar consumption growth[1] in our power brands and transformed our supply chain to serve our customers with best-in-class service levels.

Our investment in our people and culture to further enhance our capabilities in sales and marketing, coupled with the strongest innovation pipelines in both divisions I've seen in many years, will further propel our momentum. Moving forward, our pending acquisition of Sovos Brands, Inc. (Sovos Brands) will add another growth platform for the company while strengthening Meals & Beverages and enabling the division to be a stable contributor to both top-line growth and profitability.

As we look toward our next chapter, we remain committed to continuing to deliver consistent and dependable results that create shareholder value. On behalf of Campbell's Board of Directors, I would like to recognize the dedication and hard work demonstrated by all Campbell's employees, especially our frontline teams that make the food people love. I would like to express my appreciation to Mark Clouse, Campbell's President and Chief Executive Officer, for his leadership, along with the Campbell's Operating Committee for their contributions to our business. I also want to thank my fellow board members for their partnership and recognize John P. (JP) Bilbrey, who is retiring from the Board of Directors later this year. Lastly, I would like to extend our gratitude to our shareholders, suppliers, customers and all our stakeholders for their continued confidence and support.

Campbell's road ahead holds immense promise, building on our rich history. I am excited about the momentum our business has already built and am confident the company is well-positioned to continue to advance in the new fiscal year. While we have come a long way over the last five years, we are not satisfied and will continue to be relentless in creating value for our shareholders.

Sincerely,

Keith R. McLoughlin

Keith R. McLoughlin
Chair of the Board

1: Total Circana US MULO $ Consumption latest 52 weeks ending 7/30/2023



Dear shareholders,

For over 150 years, we have made food that consumers love. Our history has been built by the hard work of dedicated teams —past and present—and our commitment to our people, our culture, our brands and the communities we serve.

Fiscal 2023 was another strong year for our company, even with the food industry facing significant inflationary challenges, the lingering effects of the global pandemic and shifts in consumer behavior. Campbell's results demonstrate that the execution of our strategic plan and dedication to the promise of our purpose can culminate in consistent, dependable results even during economic uncertainty.

We enter fiscal 2024 with another year of measurable progress behind us and excitement about the future and the power of our advantaged portfolio, our best-in-class supply chain and our enhanced capabilities in marketing and innovation. We remain focused on setting a higher standard for our performance and continuing to create sustained value for our shareholders and other stakeholders.

Strategic pillars

 **Build a winning team and culture**

 **Accelerate profitable growth**

 **Fuel investments and margins with expanded savings and efficiency**

 **Deliver on the promise of our purpose**

Fiscal 2023 results

Our business performed well across our key metrics in fiscal 2023, with results well ahead of our initial expectations. We delivered organic net sales growth of 10%[2] and a 5% increase in adjusted earnings before interest and taxes (EBIT)[2]. Full-year adjusted earnings per share (EPS) increased 5% versus prior year to $3.00[2]. In addition, we delivered strong in-market performance with dollar consumption up 8% versus prior year and up 23% versus four years ago[3].

These results reflect the effective execution and the hard work of our entire team, fueled by sustained consumer demand for our brands. We further enhanced the tremendous equity of our brands, invested in additional capacity for future growth and strengthened our capabilities.

$9.4 Billion Net sales

+10% Organic net sales growth[2,4]

+8% Dollar consumption[3,4]   **$1.1B** Cash flow from operations

$3.00 Adjusted EPS[2]   **+5%**[2,4]

Snacks

Fiscal 2023 was another fantastic year for our Snacks division. Our strategic focus on highly differentiated and relevant brands is leading to sustainable, profitable growth.

Our power brands continued to perform well with 16% dollar consumption growth versus the prior year[1]. On a four-year basis, dollar consumption was up 38%[1], with all eight power brands growing double digits[1] and seven power brands holding volume share[5]. This underscores the strength of our portfolio and reflects the continuation of heightened consumer demand for snacking.

A clear example is *Goldfish*, an iconic snack that is quickly approaching a billion dollars in annual net sales, driven by our product and packaging innovations and engaging marketing. Building on this model, we are now driving increased innovation on other brands in our Snacks portfolio. Another standout has been *Lance*. This satisfying, convenient snack delivered share growth across dollars, volume and units versus a year ago[6].

Importantly, in fiscal 2023, we drove a step change in Snacks operating margins, growing from 13.1% in fiscal 2022 to 14.4%. This is consistent with our margin roadmap and gives us increased confidence that we'll show steady improvement in fiscal 2024, when we expect to be north of 15% and remain on the path to deliver our long-term goals.

With best-in-class service levels, strong contributions from innovation, effective marketing efforts that continue to win with consumers and capital investments to meet consumer demand, I'm confident that Snacks will continue to deliver accelerated growth in fiscal 2024.

Meals & Beverages

Our Meals & Beverages division is home to leading brands that offer consumers many delicious choices at a great value.

In soup, our strategic focus on *Campbell's* condensed icons and condensed cooking soups, *Chunky* and *Pacific* led to strong performance, with all up 0.4 share points versus the prior year[7] and up 1.3 points versus four years ago[7]. Our marketing and innovation efforts on these brands have been very effective and compelling for consumers, even among younger households. Our soup portfolio continues to demonstrate long-term growth potential.

In sauces, *Prego* remained the share leader for over four years[8] and continues to resonate with consumers seeking in-home meals the entire family loves. *Pace* also performed well with share gains of 0.4 points versus the prior year[7], as the popularity of Mexican meals prepared at home continues.

The pending acquisition of Sovos Brands will further strengthen and diversify the division with high-growth, premium brands. It further builds my confidence in Meals & Beverages as a steady contributor to Campbell's growth and earnings.

Continued momentum

I've never been more confident in our strategy and ability to grow in the next chapter of our history. Our progress has set the stage for continued momentum in fiscal 2024, with sustained growth and execution of our strategic plan.

Snacks will continue to deliver accelerated growth while expanding margins, and Meals & Beverages will be further strengthened and diversified with the pending acquisition of Sovos Brands, which will provide significant growth opportunities. I am confident that this combination, along with the consistent execution of our proven strategy, will make our company one of the most dependable, growth-oriented names in food.



Mark Clouse
President and Chief Executive Officer

Adding the most compelling growth story in food



We are adding what I believe is the most compelling growth story in food with the addition of Sovos Brands—a stand-out business with a volume-led, high-growth portfolio that meets several of the most relevant consumer trends.

The acquisition aligns with and accelerates Campbell's focused strategic roadmap and has the potential to fuel earnings growth. It gives us fast-growing, premium brands that provide a significant runway for growth and expansion into near-in adjacent categories. In particular, the Rao's™ brand has tremendous growth opportunities across ultra-distinctive Italian sauce and other categories making the near- and long-term potential of this business very attractive. Paired with Campbell's already growing sauce brands, strong core soup portfolio and premium *Pacific Foods* brand, upon closing, this combination will give our Meals & Beverages division one of the most compelling center-store grocery portfolios in the industry.

We've spent the last five years building one of the most consistently performing companies in the industry. We have transformed our organization and have been disciplined in getting our house in order before taking on more acquisitions. I am confident that we are fully ready to integrate this business and add the fantastic next chapter of growth to Campbell's 154-year history.

2. These amounts are adjusted for certain items not considered to be part of the ongoing businesses. For a reconciliation of non-GAAP financial measures, see page 12 and 13
3. Total Circana US MULO $ Consumption latest 52 weeks ending 7/30/2023. Total Company
4. Versus Fiscal Year 2022
5. Total Circana US MULO Volume Share latest 52 weeks ending 7/30/2023
6. Total Circana US MULO $ Share, Volume Share, Unit Share latest 52 weeks ending 7/30/2023
7. Total Circana US MULO $ Share latest 52 weeks ending 7/30/2023
8. Total Circana US MULO $ Share latest 4 weeks ending 7/30/2023



Build a winning team and culture

Our strategy starts with people and building a winning team and culture. We foster a culture of belonging where employees are empowered and enabled to reach their full potential. This year, we advanced key initiatives on leadership, well-being and inclusion and diversity. We also launched our new employee value proposition—*Make history with Campbell's.*



We celebrated the opening of our new Snacks neighborhood in early September

Making great workplaces even better

In January, we announced plans to invest $50 million in our Camden HQ, our home for more than 150 years, and bring our Snacks team together under one roof. With one headquarters, we're accelerating our plan to build a winning team and culture by investing in our campus and our people. We are also making investments to upgrade and modernize workspaces across our manufacturing network, including updated break rooms, locker rooms and cafés.



Developing the next generation of industry leaders

Strong leadership is a difference maker not only for business results but for every employee's personal and professional well-being. This year, we advanced our goal of becoming a destination for developing the next generation of leaders through a new initiative called the Campbell's Way of Leadership. This new program will develop our people and give them the skills to become principled leaders to drive the growth of our business.

Make history with

Campbell's

Connecting people through food they love		**Remarkable** people ideas innovations	**Our values**
People first	**Set the standard** for performance		care character collaboration competitiveness creativity

 **STEWARDS OF AMAZING BRANDS**

Empowered to **reach your full potential**		Build a **rewarding career**	Passionate in **our pursuit to win**

MAKE AN IMPACT EVERY DAY

 **Care** for our communities	**Grow innovate inspire**	
Inclusive leaders who drive results	**Dynamic** teams	**Recognized & rewarded**



Accelerate profitable growth

Meals & Beverages

Our Meals & Beverages division consists of iconic soups, sauces and plant-based beverage brands that people have loved for generations. Consumers turn to our products for delicious food that provides value and convenience. New, younger consumers continue to discover our brands thanks to the renewed relevance of our categories and the continued growth of cooking at home. The pending acquisition of Sovos Brands will further diversify Meals & Beverages with high-growth, premium brands and should solidify the division as a steady contributor to our growth.

Results[4]

+7% Net sales | **+2%** Operating earnings



Campbell's
CONDENSED
Cream of Chicken
SOUP
Chicken Noodle
SOUP
Cream of Mushroom
SOUP
Tomato
SOUP

The icons

Generations of consumers love *Campbell's* icons—Tomato, Chicken Noodle, Cream of Mushroom and Cream of Chicken. Many continue to discover the power of cooking with condensed soup, with cooking varieties growing both dollar and volume share in fiscal 2023[9]. With consumers preparing about 80% of meals from home[10], our condensed soup continues to be well-positioned for sustained growth, delivering the quality, value and convenience they seek.

9: Total Circana US MULO $ Share and Volume Share latest 52 weeks ending 7/30/2023
10: Circana / National Eating Trends latest 52 weeks ending 7/30/2023
11: Total Circana US MULO $ Share quarter ending 10/31/2021, 1/30/2022, 5/1/2022, 7/31/2022, 10/30/2022, 1/29/2023, 4/30/2023, 7/30/2023


Campbell's
CHUNKY
SOUP THAT EATS LIKE A MEAL
GHOST PEPPER
CHICKEN NOODLE

The MVP

We have transformed *Chunky* from the ground up.

- **Improved quality**
- **Strong innovation**
- **Engaging marketing**
- **Great value**

The brand has performed extremely well especially with younger consumers, driven by innovations like our Spicy line. Strong marketing and our partnership with the NFL have also fueled growth with the brand gaining dollar share in seven out of the last eight quarters.[11]

Innovation driving incremental sales


Prego
ITALIAN SAUCE
Creamy
Tomato Basil
Made with Fresh Cream

Saucy innovation

The Italian sauce category continues to benefit from consumers seeking value and meals that can easily be prepared at home. Families love *Prego's* delicious taste and famously thick sauce, including new elevated flavor varieties such as Spicy Marinara and Creamy Tomato Basil. In fiscal 2023, *Prego* innovation contributed the greatest incrementality to net sales in the last five years.


Pacific
FOODS
Organic
Chicken &
Wild Rice
SOUP
11g PROTEIN
GLUTEN FREE
NET WT 16.3 OZ
(1 LB 0.3 OZ) 463g

The growth engine

Pacific Foods has proven to be a fantastic acquisition by driving incremental consumers to our portfolio. In fact, the brand grew more dollar share in fiscal 2023 than any other year since the fiscal 2018 acquisition[7]. Fueled by the launch of new ready-to-serve cans, the brand also delivered the largest share growth of key organic/premium competitors in fiscal 2023[12]. *Pacific Foods* is well-positioned, especially with millennial households, with offerings in broth, ready-to-serve soups and beverages.

- **Launched ready-to-serve cans**
- **Gained more dollar share in fiscal 2023 than the last three fiscal years combined[13]**

15%
consumption growth[1,4]

12: Total Circana US MULO $ Share FY23 latest 52 weeks ending 7/30/2023. Key competition includes General Mills™, Amy's™, Kettle & Fire™ and Private Label.
13: Total Circana US MULO $ Share latest 52 weeks ending 8/2/2020, 8/1/2021, 7/31/2022, 7/30/2023

Accelerate profitable growth

Snacks

Our Snacks division is home to highly differentiated brands of cookies, crackers and salty snacks. The division continues to grow at an accelerated pace, led by our eight power brands and supported by consumers' resilient snacking behavior. Our brands offer an elevated snacking experience within mainstream categories. In fiscal 2023, we continued to drive sales growth, advanced our margin roadmap and had strong execution across our supply chain. We'll continue to accelerate Snacks growth through innovation, marketing activation and execution in fiscal 2024.

Results[4]

+13% Net sales

+24% Operating earnings


$1B

On pace to be a $1 billion brand

Goldfish is the star of our Snacks division. As one of the company's primary growth engines, the brand continues to perform extremely well with dollar consumption up 18%[1] and dollar share gains of 0.7 points[7] versus the prior year. Our strategy to expand our consumer base is delivering, with double-digit sales and buy rate growth versus the prior year across generational groups and in households with and without children[14].

14. Circana OmniConsumer Scan Panel (CSIA) – Total US All Outlet latest 52 weeks ending 7/30/2023; NBD Adjusted


Milano
DARK CHOCOLATE
PEPPERIDGE FARM
Milano
DARK CHOCOLATE
15 DISTINCTIVE COOKIES
NET WT 6 OZ (170g)

Damn fine cookies!

Our cookies offer something distinct, crafted with discerning taste that is consistently superior to the competition. Nothing embodies distinction quite like *Pepperidge Farm* cookies. From elegant classics like *Milano* to deliciously decadent new favorites like Charleston Birthday Cake, Pepperidge Farm delivers the cookies consumers crave. Supported by fresh innovation and clever and captivating marketing such as the "Have a Little Taste" campaign, we are reminding consumers of the elevated experiences our snacks deliver.

The perfect balance of crisp cookies and rich, luxurious chocolate for a truly indulgent treat.


KETTLE
BRAND
AIR FRIED
KETTLE COOKED AIR FINISHED
30% LESS FAT
JALAPEÑO
HIMALAYAN SALT
SEA SALT & VINEGAR
POTATO CHIPS
NET WEIGHT 6.5 OZ (184g)

Bold flavors, bold innovation!

Leaning into the popularity of air fryers, we developed and launched the first kettle-cooked, air-finished chip. Delivering a light and crispy crunch with our signature bold flavor, the new *Kettle Brand* Air Fried chips have 30% less fat than the original version. This new platform is a great example of our innovation capabilities and our ability to create new growth opportunities within traditional categories.

+3 points dollar share[4,7]


Lance
Toasty
sandwich crackers
PEANUT BUTTER
4g PROTEIN
BEST If Used By
180 CALORIES PER PACK
NET WT 1.29 OZ (36g)

The sandwich cracker king

For over 100 years, *Lance* sandwich crackers have been fueling families with a snack that helps keep you going. The brand continues to step up to the plate as the official snack of the Little League® World Series and sponsor of the fourth annual Little League® Coach of the Year award. In fiscal 2023, the brand grew share in dollars, volume and units versus a year ago[6] driven by consumers' continued desire for satisfying, convenient snacking options.



Fuel investments and margins with expanded savings and efficiency

With a solid balance sheet, rigorous financial strategy and strong cash flow generation, we are well-positioned to invest in the business and improve our operations to drive growth and expand margins. We are focused on revenue management, transforming our supply chain into a competitive advantage and finding innovative ways to enhance our products and processes to unlock cost efficiencies and savings across the enterprise.



Delivering Snacks margins



13.1% FY22

14.4% FY23

FY24

17% GOAL

Our momentum within Snacks has continued, with strong top-line growth and a step change in operating margins—growing from 13.1% in fiscal 2022 to 14.4% in fiscal 2023. For fiscal 2024, we anticipate operating margins to be north of 15% and to show steady improvement on our path to reach our goal of approximately 17%.

Investing in growth

We are investing in capacity to support our growth, including bakery expansions to help meet increased consumer demand. Our $160 million investment in our Richmond, Utah bakery will increase its output of *Goldfish* by 50%.

Campbell's supply chain is a competitive advantage

Operational Excellence is our supply chain program and organizational structure that drives ownership, standardization of processes and the sharing of best practices across our manufacturing sites. It empowers our teams to deliver world-class performance by building skills and improving our ways of working. This year we rolled out the Operational Excellence Playbook to half of our sites, and it has already enabled us to reach best-in-class service levels in the industry.

Driving savings to fuel growth

In fiscal 2023, we added another $40 million in savings from our multi-year cost savings initiatives and remain on track to deliver $1 billion of savings by the end of fiscal 2025.

$1 Billion

in cost savings by the end of fiscal 2025



Deliver on the promise of our purpose

Our final strategic pillar includes our commitment to corporate responsibility and sustainability. For generations, we have earned trust by acting with character, integrity and transparency in everything we do. We were proud to be named one of the World's Most Trustworthy Companies by Newsweek and remain focused on improving our communities and the environment.

THE *Campbell's* FOUNDATION

Since 1953, The Campbell's Foundation has supported communities through direct grants, employee matching gifts and partnerships with nonprofits. We have three focus areas: increasing food access, encouraging healthy living and nurturing neighborhoods in communities where our employees live and work. Fiscal 2023 foundation giving was $2.4 million, including $1.6 million in direct grantmaking and nearly $775,000 in matching gifts to nonprofits. Employees logged over 15,000 volunteer hours, and participation in our annual employee giving campaign raised over $1.3 million for over 1,400 non-profit organizations through employee contributions and foundation matches.

+25%
YoY increase in participation during employee giving campaign



Ensuring full futures

Full Futures was launched in our hometown of Camden, N.J., in fiscal 2022 in recognition of the vital role schools play in providing daily nutrition to children. Working with a cross-sector group of partners, we are focused on advancing the school nutrition environment including infrastructure, nutrition education and expanding school meal programs to ensure students are well nourished. This year, we extended the program to Charlotte, N.C. In fiscal 2024, we will bring the program to a third Campbell's community. Ultimately, our goal is to create a roadmap that could be used in communities across the country.



Talking tomatoes & sustainability

To advance our sustainable agriculture goals, we hosted a tomato summit with farmers who grow over 70% of our tomatoes. Many of our tomato farmers are multi-generational families who have been growing for us for decades. At the summit, we announced new initiatives to spur the adoption of new regenerative agriculture principles and sustainability practices, including a grant program to help offset the costs of trialing new practices.

Financial highlights

(dollars in millions, except per share amounts)

	2023	2022
Results of Operations		
Net sales	$ **9,357**	$ 8,562
Gross profit	$ **2,917**	$ 2,627
Percent of net sales	**31.2%**	30.7%
Earnings before interest and taxes	$ **1,312**	$ 1,163
Net earnings attributable to Campbell Soup Company	$ **858**	$ 757
Per share — diluted	$ **2.85**	$ 2.51
Other Information		
Net cash provided by operating activities	$ **1,143**	$ 1,181
Capital expenditures	$ **370**	$ 242
Dividends per share	$ **1.48**	$ 1.48

In 2023, Net earnings attributable to Campbell Soup Company were impacted by the following: a restructuring charge and costs of $66 million ($50 million after tax, or $.17 per share) associated with restructuring and cost savings initiatives; actuarial gains on pension and postretirement plans of $15 million ($11 million after tax, or $.04 per share); gains of $21 million ($16 million after tax, or $.05 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges; accelerated amortization expense of $7 million ($5 million after tax, or $.02 per share) related to customer relationship intangible assets due to the loss of certain contract manufacturing customers; a pre- and after-tax loss of $13 million ($.04 per share) on the sale of the Emerald nuts business; and transaction costs of $5 million ($4 million after tax, or $.01 per share) associated with the pending acquisition of Sovos Brands, Inc.

In 2022, Net earnings attributable to Campbell Soup Company were impacted by the following: a restructuring charge and costs of $31 million ($24 million after tax, or $.08 per share) associated with restructuring and cost savings initiatives; actuarial losses on pension and postretirement plans of $44 million ($33 million after tax, or $.11 per share); losses of $59 million ($44 million after tax, or $.15 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges; and a loss of $4 million ($3 million after tax, or $.01 per share) on the extinguishment of debt.

Reconciliation of GAAP and Non-GAAP financial measures

The following information is provided to reconcile certain non-GAAP financial measures disclosed in the preceding pages to reported sales and earnings results. These non-GAAP financial measures are measures of performance not defined by accounting principles generally accepted in the United States and should be considered in addition to, not in lieu of, GAAP reported measures. We believe that presenting certain non-GAAP financial measures facilitates comparison of our historical operating results and trends in our underlying operating results, and provides transparency on how we evaluate our business. For instance, we believe that organic net sales, which exclude the impact of currency, acquisitions and divestitures, are a better indicator of our ongoing business performance. We also believe that financial information excluding certain transactions not considered to reflect the ongoing operating results improves the comparability of year-to-year earnings results. Consequently, we believe that investors may be able to better understand our earnings results if these transactions are excluded from the results.

	2023			2022			% Change	
(dollars in millions)	As Reported	Impact of Currency	Organic Net Sales	As Reported	Impact of Divestiture	Organic Net Sales	Net Sales, As Reported	Organic Net Sales
Net sales	$ 9,357	$ 25	$ 9,382	$ 8,562	$ (13)	$ 8,549	9%	10%

(reconciliations continued on opposite page)

(dollars in millions)	As Reported	Restructuring Charges, Implementation Costs and Other Related Costs	Pension and Postretirement Actuarial Gains	Commodity Mark-to-Market Gains	Accelerated Amortization	Charges Associated with Divestiture	Transaction Costs	Adjusted
Net earnings attributable to Campbell Soup Company	$ 858	$ 50	$ (11)	$ (16)	$ 5	$ 13	$ 4	$ 903
Add: Net earnings (loss) attributable to noncontrolling interests	-	-	-	-	-	-	-	-
Add: Taxes on earnings	270	16	(4)	(5)	2	-	1	280
Add: Interest, net	184	-	-	-	-	-	-	184
Earnings before interest and taxes (EBIT)	$ 1,312	$ 66	$ (15)	$ (21)	$ 7	$ 13	$ 5	$ 1,367

2022

(dollars in millions)	As Reported	Restructuring Charges, Implementation Costs and Other Related Costs	Pension and Postretirement Actuarial Losses	Commodity Mark-to-Market Losses	Loss on Debt Extinguishment	Adjusted
Net earnings attributable to Campbell Soup Company	$ 757	$ 24	$ 33	$ 44	$ 3	$ 861
Add: Net earnings (loss) attributable to noncontrolling interests	-	-	-	-	-	-
Add: Taxes on earnings	218	7	11	15	1	252
Add: Interest, net	188	-	-	-	(4)	184
Earnings before interest and taxes	$ 1,163	$ 31	$ 44	$ 59	$ -	$ 1,297

Adjusted EBIT percent change 2023/2022	5%

	2023 Diluted EPS Impact	2022 Diluted EPS Impact	EPS % Change 2023/2022
Net earnings attributable to Campbell Soup Company, as reported	$ 2.85	$ 2.51	
Restructuring charges, implementation costs and other related costs	.17	.08	
Pension and postretirement actuarial losses (gains)	(.04)	.11	
Commodity mark-to-market losses (gains)	(.05)	.15	
Accelerated amortization	.02	-	
Charges associated with divestiture	.04	-	
Transaction costs	.01	-	
Loss on debt extinguishment	-	.01	
Adjusted Net earnings attributable to Campbell Soup Company*	$ 3.00	$ 2.85	5%

*The sum of per share amounts may not add due to rounding.

Board of Directors

(as of October 2023)

Keith R. McLoughlin
Chair of the Board of Campbell Soup Company
Former Chief Executive Officer of AB Electrolux

Mark A. Clouse
President and Chief Executive Officer
of Campbell Soup Company

Fabiola R. Arredondo
Managing Partner of Siempre Holdings

Howard M. Averill
Former Executive Vice President and
Chief Financial Officer of Time Warner Inc.

John P. (JP) Bilbrey
Retired Chairman and Chief Executive Officer
of The Hershey Company

Bennett Dorrance, Jr.
Managing Director for the DFE Trust Company

Maria Teresa (Tessa) Hilado
Former Executive Vice President and
Chief Financial Officer of Allergan plc

Grant H. Hill
Co-owner and Vice Chairman
of the Atlanta Hawks

Sarah Hofstetter
President, Profitero, Ltd.

Marc B. Lautenbach
Former President and Chief Executive Officer
of Pitney Bowes Inc.

Mary Alice D. Malone
President of Iron Spring Farm, Inc.

Kurt T. Schmidt
Former President and Chief Executive Officer
of Cronos Group Inc.

Archbold D. van Beuren
Retired Senior Vice President
of Campbell Soup Company

Campbell's Operating Committee

(as of October 2023)

Mark A. Clouse
President and Chief Executive Officer

Carrie L. Anderson
Executive Vice President and Chief Financial Officer

Mick J. Beekhuizen
Executive Vice President and President, Meals & Beverages

Adam G. Ciongoli
Executive Vice President, General Counsel and
Chief Sustainability, Corporate Responsibility and Governance Officer

Christopher D. Foley
Executive Vice President and President, Snacks

Diane Johnson May
Executive Vice President and Chief Human Resources Officer

Daniel L. Poland
Executive Vice President and Chief Supply Chain Officer

Anthony J. Sanzio
Executive Vice President and Chief Communications Officer

Craig S. Slavtcheff
Executive Vice President, Chief R&D and Innovation Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended	**Commission File Number**
July 30, 2023	**1-3822**



CAMPBELL SOUP COMPANY

New Jersey	**21-0419870**
State of Incorporation	*I.R.S. Employer Identification No.*

1 Campbell Place
Camden, New Jersey 08103-1799
Principal Executive Offices
Telephone Number: (856) 342-4800
Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Trading Symbol**	**Name of Each Exchange on Which Registered**
Capital Stock, par value $.0375	CPB	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☑ No

Based on the closing price on the New York Stock Exchange on January 27, 2023 (the last business day of the registrant's most recently completed second fiscal quarter), the aggregate market value of capital stock held by non-affiliates of the registrant was approximately $9,841,692,399. There were 297,945,220 shares of capital stock outstanding as of September 13, 2023.

Portions of the Registrant's Proxy Statement for the 2023 Annual Meeting of Shareholders are incorporated by reference into Part III.

TABLE OF CONTENTS

PART I

This Report contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current expectations regarding our future results of operations, economic performance, financial condition and achievements. These forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "pursue," "strategy," "target," "will" and similar expressions. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, and may reflect anticipated cost savings or implementation of our strategic plan. These statements reflect our current plans and expectations and are based on information currently available to us. They rely on several assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties. Risks and uncertainties include, but are not limited to, those discussed in "Risk Factors" and in the "Cautionary Factors That May Affect Future Results" in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in this Report. Our consolidated financial statements and the accompanying notes to the consolidated financial statements are presented in "Financial Statements and Supplementary Data" in this Report.

Item 1. *Business*

The Company

Unless otherwise stated, the terms "we," "us," "our" and the "company" refer to Campbell Soup Company and its consolidated subsidiaries.

We are a manufacturer and marketer of high-quality, branded food and beverage products. We organized as a business corporation under the laws of New Jersey on November 23, 1922; however, through predecessor organizations, we trace our heritage in the food business back to 1869. Our principal executive offices are in Camden, New Jersey 08103-1799.

Our operations, including reportable segments are described below. Our locations, including manufacturing facilities, within each reporting segment are described in Item 2. Properties.

On August 7, 2023, we entered into an agreement to acquire Sovos Brands, Inc. (Sovos Brands) for $23.00 per share in cash, representing a total enterprise value of approximately $2.7 billion. The closing of the transaction is subject to customary closing conditions and termination rights, including the approval of Sovos Brands' shareholders and regulatory approvals. We plan to finance the acquisition through the issuance of new debt. For additional information on this pending acquisition, see our Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2023, and Note 19 to the Consolidated Financial Statements.

Reportable Segments

Our reportable segments are:

- Meals & Beverages, which consists of our soup, simple meals and beverages products in retail and foodservice in the U.S. and Canada. The segment includes the following products: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and stocks; *Pacific Foods* broth, soups and non-dairy beverages; *Prego* pasta sauces; *Pace* Mexican sauces; *Campbell's* gravies, pasta, beans and dinner sauces; *Swanson* canned poultry; *V8* juices and beverages; and *Campbell's* tomato juice. The segment also includes snacking products in foodservice and Canada. The segment included the results of our Plum baby food and snacks business, which was sold on May 3, 2021; and

- Snacks, which consists of Pepperidge Farm cookies*, crackers, fresh bakery and frozen products, including *Goldfish* crackers*, *Snyder's of Hanover* pretzels*, *Lance* sandwich crackers*, *Cape Cod* potato chips*, *Kettle Brand* potato chips*, *Late July* snacks*, *Snack Factory* pretzel crisps*, *Pop Secret* popcorn, and other snacking products in retail in the U.S. We refer to the * brands as our "power brands." The segment includes the retail business in Latin America. The segment included the results of our Emerald nuts business, which was sold on May 30, 2023.

See Note 6 to the Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information regarding our reportable segments.

Ingredients and Packaging

The ingredients and packaging materials required for the manufacture of our food and beverage products are purchased from various suppliers, substantially all of which are located in North America. During 2023, we continued to experience significantly elevated commodity and supply chain costs including the costs of labor, raw materials, energy, fuel, packaging materials and other inputs necessary for the production and distribution of our products. In addition, many of these items are subject to price fluctuations from a number of factors, including but not limited to climate change, changes in crop size, cattle cycles, herd and flock disease, crop disease, crop pests, product scarcity, demand for raw materials, commodity market speculation, energy costs, currency fluctuations, supplier capacities, government-sponsored agricultural programs and other government policy, import and export requirements (including tariffs), drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, pandemic illness (such as the COVID-19 pandemic), geopolitical conflicts (including the ongoing conflict between Russia and Ukraine), environmental and other sustainability regulations and other factors that may be beyond our control. To help reduce some of this price volatility, we use a combination of purchase orders, short- and long-term contracts, inventory management practices and various commodity risk management tools for most of our ingredients and packaging. Ingredient inventories are generally at a peak during the late fall and decline during the winter and spring. Since many ingredients of suitable quality are available in sufficient quantities only during certain seasons, we make commitments for the purchase of such ingredients in their respective seasons. Although we are unable to predict the impact of our ability to source these ingredients and packaging materials in the future, we expect these supply pressures to continue throughout 2024. As 2023 progressed, we experienced some moderation in input cost inflation, and we expect modestly elevated levels of inflation to continue into 2024.

Customers

In most of our markets, sales and merchandising activities are conducted through our own sales force and/or third-party brokers and distribution partners. Our products are generally resold to consumers through retail food chains, mass discounters, mass merchandisers, club stores, convenience stores, drug stores, dollar stores, e-commerce and other retail, commercial and non-commercial establishments. Our Snacks segment has a direct-store-delivery distribution model that uses independent contractor distributors.

Our five largest customers accounted for approximately 47% of our consolidated net sales in 2023 and 2022 and 46% in 2021. Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 22% of our consolidated net sales in 2023 and 2022 and 21% in 2021. Both of our reportable segments sold products to Wal-Mart Stores, Inc. or its affiliates. No other customer accounted for 10% or more of our consolidated net sales.

Trademarks and Technology

As of September 13, 2023, we owned over 2,600 trademark registrations and applications in over 150 countries. We believe our trademarks are of material importance to our business. Although the laws vary by jurisdiction, trademarks generally are valid as long as they are in use and/or their registrations are properly maintained and have not been found to have become generic. Trademark registrations generally can be renewed indefinitely as long as the trademarks are in use. We believe that our principal brands, including *Campbell's*, *Cape Cod*, *Chunky*, *Goldfish*, *Kettle Brand*, *Lance*, *Late July*, *Milano*, *Pace*, *Pacific Foods*, *Pepperidge Farm*, *Pop Secret*, *Prego*, *Snack Factory*, *Snyder's of Hanover*, *Spaghettios*, *Swanson*, and *V8*, are protected by trademark law in the major markets where they are used.

Although we own a number of valuable patents, we do not regard any segment of our business as being dependent upon any single patent or group of related patents. In addition, we own copyrights, both registered and unregistered, proprietary trade secrets, technology, know-how, processes and other intellectual property rights that are not registered.

Competition

We operate in a highly competitive industry and experience competition in all of our categories. This competition arises from numerous competitors of varying sizes across multiple food and beverage categories, and includes producers of private label products, as well as other branded food and beverage manufacturers. Private label products are generally sold at lower prices than branded products. Competitors market and sell their products through traditional retailers and e-commerce. All of these competitors vie for trade merchandising support and consumer dollars. The number of competitors cannot be reliably estimated. Our principal areas of competition are brand recognition, taste, nutritional value, price, promotion, innovation, shelf space and customer service.

Capital Expenditures

During 2023, our aggregate capital expenditures were $370 million. We expect to spend approximately $440 million for capital projects in 2024. Major capital projects based on planned spend in 2024 include capacity expansions and a new production line for our Snacks business, network optimization for our Meals & Beverages business, upgrades of assets across both segments of the business, and enhancements to our headquarters in Camden, New Jersey relating to our Snacks office consolidation.

Government Regulation

The manufacture and sale of consumer food products is highly regulated. In the U.S., our activities are subject to regulation by various federal government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Labor, the Department of Commerce, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. Our business is also regulated by similar agencies outside of the U.S. Additionally, we are subject to data privacy and security regulations, tax and securities regulations, accounting and reporting standards, and other financial laws and regulations. We believe that we are in compliance with current laws and regulations in all material respects and do not expect that continued compliance with such laws and regulations will have a material effect on capital expenditures, earnings or our competitive position.

Environmental Matters

We have requirements for the operation and design of our facilities that meet or exceed applicable environmental rules and regulations. Of our $370 million in capital expenditures made during 2023, approximately $18 million were for compliance with environmental laws and regulations in the U.S. We further estimate that approximately $20 million of the capital expenditures anticipated during 2024 will be for compliance with U.S. environmental laws and regulations. We believe that the continued compliance with existing environmental laws and regulations (both within the U.S. and elsewhere) will not have a material effect on capital expenditures, earnings or our competitive position. In addition, we continue to monitor existing and pending environmental laws and regulations within the U.S. and elsewhere relating to climate change and greenhouse gas emissions. While the impact of these laws and regulations cannot be predicted with certainty, we do not believe that compliance with these laws and regulations will have a material effect on capital expenditures, earnings or our competitive position.

Seasonality

Demand for soup products is seasonal, with the fall and winter months usually accounting for the highest sales volume. Demand for our other products is generally evenly distributed throughout the year.

Human Capital Management

One of the core pillars of our strategic plan is to build a winning team and culture. To do this, we are committed to building a company where everyone can be real, and feel safe, valued and supported to do their best work. We believe that our employees are the driving force behind our success and prioritize attracting, developing and retaining diverse, world-class talent and creating an inclusive culture that embodies our purpose: *Connecting people through food they love*. In 2023, we approved a plan to bring together all of our corporate team members from our Snacks offices in Charlotte, North Carolina and Norwalk, Connecticut to our headquarters in Camden, New Jersey. This move is intended to foster closer collaboration and enhance decision-making, thereby improving our ability to execute our business strategy. We have also recently introduced a new Employee Value Proposition, *Make history with Campbell's,* to enhance our focus on building a winning team and culture. On July 30, 2023, we had approximately 14,500 employees.

Training, Development and Engagement

We invest in our employees through training and development programs. We have partnered with leading online content experts and have recently increased internal learning development to expand our catalog of courses and support our culture of continuous learning. A suite of training and education programs are available to employees ranging from role-specific training to education on soft skills to assist them with enhancing their careers through continuous learning. Through objective-setting, individual development plans, learning opportunities, feedback and coaching, employees are encouraged to continue their professional growth. Our education programs allow employees to focus on timely and topical development areas including leadership, management excellence, functional capabilities and inclusion and diversity. We communicate frequently and transparently with our employees through regular company-wide and business unit check-ins, and we conduct employee engagement surveys that provide our employees with an opportunity to share anonymous feedback with management in a variety of areas including confidence in leadership, growth and career opportunities, available resources and overall engagement. These surveys allow our leaders to develop action plans for their business units as well as the broader organization.

Our Campbell Employee Experience enhances the foundational moments that are key to an employee's career at our company - from the candidate experience and onboarding through career advancement - to help our employees thrive at work, with the goal of building an inclusive, engaging and high-performing culture.

Inclusion and Diversity

We believe that having an inclusive and diverse culture strengthens our ability to recruit and develop talent and allows all employees to thrive and succeed. Diversity of input and perspectives is an essential part of our strategic plan to build a winning team and culture, and we believe one key to success is attracting and retaining a diverse workforce that reflects our consumers of today and tomorrow. Our commitment to inclusion and diversity (I&D) is based on three guiding pillars:

- Capabilities - providing resources and tools to employees to build capabilities to build a winning team and culture and to drive systemic change;

- Advocacy - strengthening ally networks by supporting our employees, our partners and the communities where we live and work; and

- Accountability - having individual, management and organizational accountability and transparency about our progress on building an inclusive and diverse culture.

We also continue to provide I&D learning experiences and foster employee resource groups to highlight issues that impact underrepresented communities. Throughout 2023 the board of directors received regular updates from management on our inclusion and diversity efforts.

Wellness and Safety

Our employees' health, safety and well-being are our top priorities. We promote a strong culture of safety and prioritize keeping all our employees, contractors and visitors safe. To accomplish this, we employ comprehensive health, safety and environment management policies and standards throughout the organization. In addition, we strive to continuously improve our work processes, tools and metrics to reduce workplace injuries and enhance safety.

We provide a workplace that develops, supports and motivates our people. Our Resources for Living program provides information, education tools and resources to help support our employees' physical, financial, social and emotional well-being. As part of this focus on well-being, we emphasize the need for our employees to embrace healthy lifestyles and we offer a variety of wellness education opportunities for our employees. We continue to modernize our workspaces and have established a hybrid work policy to allow office-based employees to work remotely several days per week.

Total Rewards

We provide market-based competitive compensation through our salary, annual incentive and long-term incentive programs, and a robust benefits package that promotes the overall well-being of our employees. We provide a variety of resources and services to help our employees plan for retirement and provide a 401(k) plan with immediate vesting. We benchmark and establish compensation structures based on competitive market data. Individual pay is based on various factors such as an employee's role, experience, job location and contributions. Performance discussions for salaried employees are conducted throughout the year to assess contributions and inform individual development plans.

Websites

Our primary corporate website can be found at www.campbellsoupcompany.com. We make available free of charge at the Investor portion of this website (under the "About Us—Investors—Financials—SEC Filings" caption) all of our reports (including amendments) filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q and our current reports on Form 8-K. These reports are made available on the website as soon as reasonably practicable after their filing with, or furnishing to, the Securities and Exchange Commission.

All websites appearing in this Annual Report on Form 10-K are inactive textual references only, and the information in, or accessible through, such websites is not incorporated into this Annual Report on Form 10-K, or into any of our other filings with the Securities and Exchange Commission.

Item 1A. *Risk Factors*

In addition to the factors discussed elsewhere in this Report, the following risks and uncertainties could materially adversely affect our business, financial condition and results of operations. Although the risks are organized and described separately, many of the risks are interrelated. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations and financial condition.

<u>**Business and Operational Risks**</u>

We may not be able to increase prices to fully offset inflationary pressures on costs, such as raw and packaging materials, labor and distribution costs.

As a manufacturer of food and beverage products, we rely on plant labor, distribution resources and raw and packaging materials including tomato paste, grains, beef, poultry, dairy, vegetable oil, wheat, potatoes and other vegetables, steel, aluminum, glass, paper and resin. During 2023, we continued to experience significantly elevated commodity and supply chain costs including the costs of labor, raw materials, energy, fuel, packaging materials and other inputs necessary for the production and distribution of our products. As 2023 progressed, we experienced some moderation in input cost inflation, and we expect modestly elevated levels of inflation to continue into 2024. In addition, many of these items are subject to price fluctuations from a number of factors, including but not limited to changes in crop size, cattle cycles, herd and flock disease, crop disease, crop pests, product scarcity, demand for raw materials, commodity market speculation, energy costs, currency fluctuations, supplier capacities, government-sponsored agricultural programs and other government policy, import and export requirements (including tariffs), drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, pandemic illness (such as the COVID-19 pandemic), geopolitical conflicts (including the ongoing conflict between Russia and Ukraine), environmental and other sustainability regulations and other factors that may be beyond our control.

We try to mitigate some or all cost increases through increases in the selling prices of, or decreases in the packaging sizes of, some of our products. Higher product prices or smaller packaging sizes may result in reductions in sales volume. Consumers may be less willing to pay a price differential for our branded products and may increasingly purchase lower-priced offerings, or may forego some purchases altogether, during an economic downturn or times of increased inflationary pressure. To the extent that price increases or packaging size decreases are not sufficient to offset these increased costs adequately or in a timely manner, and/or if they result in significant decreases in sales volume or a shift in sales mix to lower-margin offerings, our business results and financial condition may be adversely affected. Furthermore, we may not be able to fully offset any cost increases through productivity initiatives or through our commodity hedging activity.

Disruption to our supply chain could adversely affect our business.

Our ability to manufacture and/or sell our products may be impaired by damage or disruption to our manufacturing, warehousing or distribution capabilities, or to the capabilities of our suppliers, contract manufacturers, logistics service providers or independent distributors. This damage or disruption could result from execution issues, as well as factors that are hard to predict or beyond our control such as increased temperatures due to climate change, water stress, extreme weather events, natural disasters, product or raw material scarcity, fire, terrorism, pandemics (such as the COVID-19 pandemic), geopolitical conflicts (including the ongoing conflict between Russia and Ukraine), strikes, labor shortages, cybersecurity breaches, government shutdowns, disruptions in logistics, supplier capacity constraints or other events. Commodity prices continue to be volatile and have generally increased. Production of the agricultural commodities used in our business may also be adversely affected by drought and excessive rain, temperature extremes and other adverse weather events, water scarcity, scarcity of suitable agricultural land, scarcity of organic ingredients, crop size, cattle cycles, herd and flock disease, crop disease and crop pests. Failure to take adequate steps to mitigate the likelihood or potential impact of such events, or to effectively manage such events if they occur, may adversely affect our business or financial results, particularly in circumstances when a product is sourced from a single supplier or location. Disputes with significant suppliers, contract manufacturers, logistics service providers or independent distributors, including disputes regarding pricing or performance, may also adversely affect our ability to manufacture and/or sell our products, as well as our business or financial results.

Deterioration of global macroeconomic conditions, including economic recession or periods of higher inflation in key markets may adversely affect consumer spending and demand for our products.

Global macroeconomic conditions can be uncertain and volatile. We have in the past been, and may continue to be, adversely affected by changes in global macroeconomic conditions, including inflation, rising interest rates, consumer spending rates, energy availability and costs, global supply chain challenges, labor shortages, geopolitical conflicts (including the ongoing conflict between Russia and Ukraine), pandemics (such as the COVID-19 pandemic) and growing recession risk. Volatility in financial markets and deterioration of global macroeconomic conditions could impact our business and results of operations in a number of ways, including but not limited to, the following:

- higher commodity prices and other increased input costs could continue due to supply chain shortages or supply chain disruptions, which may not be sufficiently mitigated by our current commodity contracts;

- the failure of third parties on which we rely, including but not limited to, those that supply our packaging, ingredients, equipment and other necessary operating materials, co-manufacturers and independent contractors, to meet their obligations to us, or significant disruptions in their ability to do so;

- a shift in consumer spending during periods of economic uncertainty or inflation that could result in consumers moving to private label or lower price products;

- a change in demand for or availability of our products, as a result of retailers, distributors, or carriers modifying their inventory, fulfillment or shipping practices;

- a disruption to our distribution capabilities or our distribution channels, including those of our suppliers, contract manufacturers, logistics service providers or independent distributors; and

- future volatility or disruption in the capital and credit markets could negatively impact our liquidity or increase costs of borrowing;

These and other impacts of global macroeconomic conditions could also heighten many of the other risk factors discussed in this Item 1A. Our sensitivity to global macroeconomic conditions could materially impact our business, results of operations, financial condition, and liquidity.

Our intellectual property rights are valuable, and any inability to protect them could reduce the value of our products and brands.

We consider our intellectual property rights, particularly our trademarks, to be a significant and valuable aspect of our business. We protect our intellectual property rights through a combination of trademark, patent, copyright and trade secret protection, contractual agreements and policing of third-party misuses of our intellectual property in traditional retail and digital environments. Our failure to obtain or adequately protect our intellectual property or any change in law that lessens or removes the current legal protections of our intellectual property may diminish our competitiveness and adversely affect our business and financial results.

Competing intellectual property claims that impact our brands or products may arise unexpectedly. Any litigation or disputes regarding intellectual property may be costly and time-consuming and may divert the attention of our management and key personnel from our business operations. We also may be subject to significant damages or injunctions against development, launch and sale of certain products. Any of these occurrences may harm our business and financial results.

Our results may be adversely impacted if consumers do not maintain their favorable perception of our brands.

We have a number of iconic brands with significant value. Maintaining and continually enhancing the value of these brands is critical to the success of our business. Brand value is primarily based on consumer perceptions. Success in promoting and enhancing brand value depends in large part on our ability to provide high-quality products. Brand value could diminish significantly due to a number of factors, including consumer perception that we have acted in an irresponsible manner, adverse publicity about our products, packaging, ingredients, or our environmental, social, human capital or governance practices, our failure to maintain the quality of our products, the failure of our products to deliver consistently positive consumer experiences, or the products becoming unavailable to consumers. The growing use of social and digital media by consumers increases the speed and extent that information and opinions can be shared. Negative posts or comments about us, our brands, products or packaging on social or digital media could seriously damage our brands and reputation. In addition, we might fail to appropriately target our marketing efforts, anticipate consumer preferences, or invest sufficiently in maintaining our brand image. If we do not maintain the favorable perception of our brands, our results could be adversely impacted.

We may be adversely impacted by a disruption, failure or security breach of our information technology systems.

Our information technology systems are critically important to our operations. We rely on our information technology systems (some of which are outsourced to third parties) to manage our data, communications and business processes, including our marketing, sales, manufacturing, procurement, supply chain, customer service, accounting and administrative functions and the importance of such networks and systems has increased due to an increase in our employees working remotely. If we do not obtain and effectively manage the resources and materials necessary to build, sustain and protect appropriate information technology systems, our business or financial results could be adversely impacted. Furthermore, our information technology systems are subject to attack or other security breaches (including the access to or acquisition of customer, consumer, employee or other confidential information), service disruptions or other system failures. If we are unable to prevent or adequately respond to and resolve these breaches, disruptions or failures, our operations may be impacted, and we may suffer other adverse consequences such as reputational damage, litigation, remediation costs, ransomware payments and/or penalties under various data protection laws and regulations.

To address the risks to our information technology systems and the associated costs, we maintain an information security program that includes updating technology and security policies, cyber insurance, employee awareness training, and monitoring and routine testing of our information technology systems. We believe that these preventative actions provide adequate measures of protection against security breaches and generally reduce our cybersecurity risks, however, cyber threats are constantly evolving, are becoming more frequent and more sophisticated and are being made by groups of individuals with a wide range of expertise and motives, which increases the difficulty of detecting and successfully defending against them. Additionally, continued geopolitical turmoil, including the ongoing conflict between Russia and Ukraine, has heightened the risk of cyberattacks. We have experienced threats and breaches to our data and systems and although we have not experienced a breach that had a material impact on our operations or business, there can be no assurance that these measures will prevent or limit the impact of a future incident. For example, at the end of the fourth quarter of 2023, we identified unauthorized activity on some of our information technology systems. Upon detecting the attack, we took immediate action to investigate, contain and remediate the threat, retaining the services of leading third-party cybersecurity experts and contacting federal law enforcement. The incident had a limited impact on our business operations and was not material to the company's results of operations or financial condition. In addition, the rapid evolution and increased adoption of artificial intelligence technologies may intensify our cybersecurity risks. We may incur significant costs in protecting against or remediating cyberattacks or other cyber incidents. As cyberattacks increase in frequency and magnitude around the world, we may be unable to obtain cyber insurance in the amounts and on the terms we view as appropriate and favorable for our operations.

In addition, in the event our suppliers or customers experience a breach or system failure, their businesses could be disrupted or otherwise negatively affected, which may result in a disruption in our supply chain or reduced customer orders, which would adversely affect our business and financial results. We have also outsourced several information technology support services and administrative functions to third-party service providers, and may outsource other functions in the future to achieve cost savings and efficiencies. Our information security program includes capabilities designed to evaluate and mitigate cyber risks arising from third-party service providers. We believe that these capabilities provide insights and visibility to the security posture of our third-party service providers, however, cyber threats to those organizations are beyond our control. If these service providers do not perform effectively due to breach or system failure, we may not be able to achieve the expected benefits and our business may be disrupted.

We may not be able to attract and retain the highly skilled people we need to support our business.

We depend on the skills and continued service of key personnel, including our experienced management team. In addition, our ability to achieve our strategic and operating goals depends on our ability to identify, hire, train and retain qualified individuals, including all levels of skilled labor in our manufacturing facilities. We also compete with other companies both within and outside of our industry for talented personnel, and we may lose key personnel or fail to attract, train and retain other talented personnel. Any such loss or failure may adversely affect our business or financial results. In addition, activities related to identifying, recruiting, hiring and integrating qualified individuals may require significant time and expense. We may not be able to locate suitable replacements for any key employees who leave, or offer employment to potential replacements on reasonable terms, each of which may adversely affect our business and financial results.

Over the past few years, we have experienced an increasingly competitive labor market. A sustained labor shortage or increased turnover rates within our employee base, as a result of general macroeconomic factors, could lead to increased costs, such as increased overtime to meet demand and increased wage rates to attract and retain employees, and could negatively affect our ability to efficiently operate our manufacturing and distribution facilities and overall business. If we are unable to hire and retain employees capable of performing at a high-level, or if mitigation measures we may take to respond to a decrease in labor availability, such as overtime and third-party outsourcing, have unintended negative effects, our business could be adversely affected.

If we do not fully realize the expected cost savings and/or operating efficiencies associated with our strategic initiatives, our profitability could suffer.

Our future success and earnings growth depend in part on our ability to achieve the appropriate cost structure and operate efficiently in the highly competitive food industry, particularly in an environment of volatile cost inputs. We continuously pursue initiatives to reduce costs and increase effectiveness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Restructuring Charges and Cost Savings Initiatives" for additional information on these initiatives. We also regularly pursue cost productivity initiatives in procurement, manufacturing and logistics. Any failure or delay in implementing our initiatives in accordance with our plans could adversely affect our ability to meet our long-term growth and profitability expectations and could adversely affect our business. If we do not continue to effectively manage costs and achieve additional efficiencies, our competitiveness and our profitability could decrease.

Our results may be adversely affected by our inability to complete or realize the projected benefits of acquisitions, divestitures and other strategic transactions.

We have historically made strategic acquisitions of brands and businesses and we may undertake additional acquisitions or other strategic transactions in the future. Our ability to meet our objectives with respect to acquisitions and other strategic transactions may depend in part on our ability to identify suitable counterparties, negotiate favorable financial and other contractual terms, obtain all necessary regulatory approvals on the terms expected and complete those transactions. Potential risks also include:

- the inability to integrate acquired businesses into our existing operations in a timely and cost-efficient manner, including implementation of enterprise-resource planning systems;
- diversion of management's attention from other business concerns;
- potential loss of key employees, co-manufacturers, suppliers and/or customers of acquired businesses;
- assumption of unknown risks and liabilities;
- the inability to achieve anticipated benefits, including revenues or other operating results;
- operating costs of acquired businesses may be greater than expected;
- the inability to promptly implement an effective control environment; and
- the risks inherent in entering markets or lines of business with which we have limited or no prior experience.

In addition, we have previously made strategic divestitures and may do so in the future. Any businesses we decide to divest in the future may depend in part on our ability to identify suitable buyers, negotiate favorable financial and other contractual terms and obtain all necessary regulatory approvals on the terms expected. Potential risks of divestitures may also include:

- diversion of management's attention from other business concerns;
- loss of key suppliers and/or customers of divested businesses;
- the inability to separate divested businesses or business units effectively and efficiently from our existing business operations; and
- the inability to reduce or eliminate associated overhead costs.

If we are unable to complete or realize the projected benefits of future acquisitions, divestitures or other strategic transactions, our business or financial results may be adversely impacted.

Competitive and Industry Risks

We face significant competition in all our product categories, which may result in lower sales and margins.

We operate in the highly competitive food and beverage industry mainly in the North American market and experience competition in all of our categories. The principal areas of competition are brand recognition, taste, nutritional value, price, promotion, innovation, shelf space and customer service. A number of our primary competitors are larger than us and have substantial financial, marketing and other resources, and some of our competitors may spend more aggressively on advertising and promotional activities than we do. In addition, reduced barriers to entry and easier access to funding are creating new competition. A strong competitive response from one or more of these competitors to our marketplace efforts, or a continued shift towards private label offerings, particularly during periods of economic uncertainty or significant inflation, could result in us reducing prices and/or increasing promotions, increasing marketing or other expenditures, and/or losing market share, each of which may result in lower sales and margins.

Our ability to compete also depends upon our ability to predict, identify, and interpret the tastes and dietary habits of consumers and to offer products that appeal to those preferences. There are inherent marketplace risks associated with new product or packaging introductions, including uncertainties about trade and consumer acceptance. If we do not succeed in offering products that consumers want to buy, our sales and market share will decrease, resulting in reduced profitability. If we are unable to accurately predict which shifts in consumer preferences will be long-lasting, or are unable to introduce new and improved products to satisfy those preferences, our sales will decline. Weak economic conditions, recessions, significant inflation and other factors, such as pandemics, could effect consumer preferences and demand. In addition, given the variety of backgrounds and identities of consumers in our consumer base, we must offer a sufficient array of products to satisfy the broad spectrum of consumer preferences. As such, we must be successful in developing innovative products across a multitude of product categories. Finally, if we fail to rapidly develop products in faster-growing and more profitable categories, we could experience reduced demand for our products, or fail to expand margins.

We may be adversely impacted by a changing customer landscape and the increased significance of some of our customers.

Our businesses are largely concentrated in the traditional retail grocery trade, which has experienced slower growth than other retail channels, such as dollar stores, drug stores, club stores and e-commerce retailers. We expect this trend away from traditional retail grocery to alternate channels to continue in the future. These alternative retail channels may also create consumer price deflation, affecting our retail customer relationships and presenting additional challenges to increasing prices in response to commodity or other cost increases. In addition, retailers with increased buying power and negotiating strength are seeking more favorable terms, including increased promotional programs and customized products funded by their suppliers. These customers may also use more of their shelf space for their private label products, which are generally sold at lower prices than branded products. If we are unable to use our scale, marketing, product innovation and category leadership positions to respond to these customer dynamics, our business or financial results could be adversely impacted.

In 2023, our five largest customers accounted for approximately 47% of our consolidated net sales, with the largest customer, Wal-Mart Stores, Inc. and its affiliates, accounting for approximately 22% of our consolidated net sales. There can be no assurance that our largest customers will continue to purchase our products in the same mix or quantities, or on the same terms as in the past. Disruption of sales to any of these customers, or to any of our other large customers, for an extended period of time could adversely affect our business or financial results.

Financial and Economic Risks

An impairment of the carrying value of goodwill or other indefinite-lived intangible assets could adversely affect our financial results and net worth.

As of July 30, 2023, we had goodwill of $3.965 billion and other indefinite-lived intangible assets of $2.541 billion. Goodwill and indefinite-lived intangible assets are initially recorded at fair value and not amortized, but are tested for impairment at least annually in the fourth quarter or more frequently if impairment indicators arise. We test goodwill at the reporting unit level by comparing the carrying value of the net assets of the reporting unit, including goodwill, to the unit's fair value. Similarly, we test indefinite-lived intangible assets by comparing the fair value of the assets to their carrying values. Fair value for both goodwill and other indefinite-lived intangible assets is determined based on discounted cash flow analyses. If the carrying values of the reporting unit or indefinite-lived intangible assets exceed their fair value, the goodwill or indefinite-lived intangible assets are considered impaired. Factors that could result in an impairment include a change in revenue growth rates, operating margins, weighted average cost of capital, future economic and market conditions or assumed royalty rates. If current expectations for growth rates for sales and profits are not met, or other market factors and macroeconomic conditions were to change, we may be required in the future to record impairment of the carrying value of goodwill or other indefinite-lived intangible assets, which could adversely affect our financial results and net worth.

We may be adversely impacted by increased liabilities and costs related to our defined benefit pension plans.

We sponsor a number of defined benefit pension plans for certain employees in the U.S. and certain non-U.S. locations. The major defined benefit pension plans are funded with trust assets invested in a globally diversified portfolio of securities and other investments. Changes in regulatory requirements or the market value of plan assets, investment returns, interest rates and mortality rates may affect the funded status of our defined benefit pension plans and cause volatility in the net periodic benefit cost, future funding requirements of the plans and the funded status as recorded on the balance sheet. A significant increase in our obligations, future funding requirements, or net periodic benefit costs could have a material adverse effect on our financial results.

We face risks related to heightened inflation, recession, financial and credit market disruptions and other economic conditions.

Customer and consumer demand for our products may be impacted by weak economic conditions, recession, equity market volatility or other negative economic factors in the U.S. or other nations. For instance in 2023, the U.S. experienced significantly heightened inflationary pressures which we expect to continue into 2024. We may not be able to fully mitigate the impact of inflation through continued price increases, productivity initiatives and cost savings, which could have a material adverse effect on our financial results. We implemented a series of price increases in the last year in response to inflationary pressures, and although price elasticities have remained below historical levels this may not continue and result in lower sales in 2024. In addition, if the U.S. economy enters a recession in 2024, we may experience sales declines and may have to decrease prices, all of which could have a material adverse impact on our financial results.

Similarly, disruptions in financial and/or credit markets may impact our ability to manage normal commercial relationships with our customers, suppliers and creditors and might cause us to not be able to continue to have access to preferred sources of liquidity when needed or on terms we find acceptable, and our borrowing costs could increase. An economic or credit crisis could occur and impair credit availability and our ability to raise capital when needed. A disruption in the financial markets may have a negative effect on our derivative counterparties and could impair our banking or other business partners, on whom we rely for access to capital and as counterparties to our derivative contracts. In addition, changes in tax or interest rates in the U.S. or other nations, whether due to recession, economic disruptions or other reasons, may adversely impact us.

Legal and Regulatory Risks

We may be adversely impacted by legal and regulatory proceedings or claims.

We are a party to a variety of legal and regulatory proceedings and claims arising out of the normal course of business. See Note 17 to the Consolidated Financial Statements for information regarding reportable legal proceedings. Since these actions are inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such proceedings or claims, or that our assessment of the materiality or immateriality of these matters, including any reserves taken in connection with such matters, will be consistent with the ultimate outcome of such proceedings or claims. In particular, the marketing of food products has come under increased scrutiny in recent years, and the food industry has been subject to an increasing number of proceedings and claims relating to alleged false or deceptive marketing under federal, state and foreign laws or regulations, including claims relating to the presence of heavy metals in food products. Additionally, the independent contractor distribution model, which is used in our Snacks segment, has also come under increased regulatory scrutiny. Our independent contractor distribution model has also been the subject of various class and individual lawsuits in recent years. In the event we are unable to successfully defend ourselves against these proceedings or claims, or if our assessment of the materiality of these proceedings or claims proves inaccurate, our business or financial results may be adversely affected. In addition, our reputation could be damaged by allegations made in proceedings or claims (even if untrue).

Increased regulation or changes in law could adversely affect our business or financial results.

The manufacture and marketing of food products is extensively regulated. Various laws and regulations govern the processing, packaging, storage, distribution, marketing, advertising, labeling, quality and safety of our food products, as well as the health and safety of our employees and the protection of the environment. In the U.S., we are subject to regulation by various federal government agencies, including but not limited to the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Labor, the Department of Commerce, the Occupational Safety and Health Administration and the Environmental Protection Agency, as well as various state and local agencies. We are also regulated by similar agencies outside the U.S.

Governmental and administrative bodies within the U.S. are considering a variety of tax, trade and other regulatory reforms. Trade reforms include tariffs on certain materials used in the manufacture of our products and tariffs on certain finished products. We regularly move data across national and state borders to conduct our operations and, consequently, are subject to a variety of laws and regulations in the U.S. and other jurisdictions regarding privacy, data protection, and data security, including those related to the collection, storage, handling, use, disclosure, transfer, and security of personal data. There is significant uncertainty with respect to compliance with such privacy and data protection laws and regulations because they are continuously evolving and developing and may be interpreted and applied differently from country to country and state to state and may create inconsistent or conflicting requirements.

Changes in legal or regulatory requirements (such as new food safety requirements and revised regulatory requirements for the labeling of nutrition facts, serving sizes and genetically modified ingredients), or evolving interpretations of existing legal or regulatory requirements, or an increased focus regarding environmental policies relating to climate change, regulating greenhouse gas emissions, energy policies and sustainability, may result in increased compliance cost, capital expenditures and other financial obligations that could adversely affect our business and financial results.

We may suffer losses if changes to regulations require us to change the ingredients we use or how we process, package, transport, store, distribute, advertise, or label our products. Moreover, depending on the implementation of such regulatory changes, we could have increased risk for a product recall or have existing inventory become unsellable, which could materially and adversely impact our product sales, financial condition and operating results.

If our food products become adulterated or are mislabeled, we might need to recall those items, and we may experience product liability claims and damage to our reputation.

We have in the past and we may, in the future, need to recall some of our products if they become adulterated or if they are mislabeled, and we may also be liable if the consumption of any of our products causes sickness or injury to consumers. A widespread product recall could result in significant losses due to the costs of a recall, the destruction of product inventory, and lost sales due to the unavailability of product for a period of time. We could also suffer losses from a significant adverse product liability judgment. A significant product recall or product liability claim could also result in adverse publicity, damage to our reputation, and a loss of consumer confidence in the safety and/or quality of our products, ingredients or packaging. In addition, if another company recalls or experiences negative publicity related to a product in a category in which we compete, consumers might reduce their overall consumption of products in that category.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business and operations.

There is growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns, and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain commodities that are necessary for our products, such as wheat, tomatoes and potatoes. Adverse weather conditions and natural disasters can reduce crop size and crop quality, which in turn could reduce our supplies of raw materials, lower recoveries of usable raw materials, increase the prices of our raw materials, increase our cost of storing and transporting our raw materials, or disrupt production schedules. We may also be subjected to decreased availability or less favorable pricing for water as a result of such change, which could impact our manufacturing and distribution operations. In addition, natural disasters and extreme weather conditions may disrupt the productivity of our facilities or the operation of our supply chain. The physical effects and transitional costs of climate change and the legal, regulatory or market initiatives to address climate change could have a negative impact on our business, financial condition, and results of operations.

There is an increased focus by foreign, federal, state and local regulatory and legislative bodies regarding environmental policies relating to climate change, regulating greenhouse gas emissions (including carbon pricing, cap and trade systems or a carbon tax), energy policies, and sustainability. Increased compliance costs and expenses due to the impacts of climate change and additional legal or regulatory requirements regarding climate change that are designed to reduce or mitigate the effects of carbon dioxide and other greenhouse gas emissions on the environment may cause disruptions in, or an increase in the costs associated with, the running of our manufacturing facilities and our business, as well as increase distribution and supply chain costs. Moreover, compliance with any such legal or regulatory requirements may require us to make significant changes in our business operations and strategy, which will likely require us to devote substantial time and attention to these matters and cause us to incur additional costs. Even if we make changes to align ourselves with such legal or regulatory requirements, we may still be subject to significant penalties or potential litigation if such laws and regulations are interpreted and applied in a manner inconsistent with our practices. The effects of climate change and legal or regulatory initiatives to address climate change could have a long-term adverse impact on our business and results of operations.

Our business is subject to an increasing focus on sustainability matters.

From time to time we establish and publicly announce goals and commitments, including reducing our impact on the environment and relating to animal welfare. For example, in 2022, we established science-based targets for Scope 1, 2 and 3 greenhouse gas emissions. Our ability to achieve any stated goal, target or objective is subject to numerous factors and conditions, many of which are outside of our control. Examples of such factors include evolving regulatory requirements affecting sustainability standards or disclosures or imposing different requirements, the pace of changes in technology, the availability of requisite financing, the availability of suppliers and products that can meet our sustainability and other standards, and changing business dynamics including acquisitions. Furthermore, standards for tracking and reporting such matters continue to evolve. Our selection of voluntary disclosure frameworks and standards, and the interpretation or application of those frameworks and standards, may change from time to time or differ from those of others. Methodologies for reporting these data may be updated and previously reported data may be adjusted to reflect improvement in availability and quality of third-party data, changing assumptions, changes in the nature and scope of our operations (including from acquisitions and divestitures), and other changes in circumstances, which could result in significant revisions to our current goals, reported progress in achieving such goals, or ability to achieve such goals in the future. If we fail to achieve, or are perceived to have failed or been delayed in achieving, or improperly report our progress toward achieving these goals and commitments, it could negatively affect consumer or customer preference for our products or investor confidence in our stock, as well as expose us to enforcement actions and litigation.

Additionally, we might fail to effectively address increased attention from the media, stockholders, activists and other stakeholders on climate change and related environmental sustainability matters or animal welfare goals. Such failure, or the perception that we have failed to act responsibly regarding climate change or animal welfare, whether or not valid, could result in adverse publicity and negatively affect our business and reputation.

Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.

The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the U.S., United Kingdom, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we have experienced shortages in materials and increased costs for transportation, energy, and raw material due in part to the negative impact of the Russia-Ukraine military conflict on the global economy. The scope and duration of the military conflict in Ukraine is uncertain, rapidly changing and hard to predict. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain. In addition, the effects of the ongoing conflict could also heighten many of the other risk factors discussed in this Item 1A.

<u>Risk Factors Related to the Pending Sovos Brands Acquisition</u>

The Sovos Brands acquisition is subject to certain closing conditions that, if not satisfied or waived, could delay closing or prevent it from occurring at all.

The closing of the Sovos Brands acquisition is subject to certain customary mutual conditions, including (i) the absence of any injunction or other order issued by a court of competent jurisdiction in the United States or applicable law or legal prohibition in the United States that prohibits or makes illegal the consummation of the merger, (ii) the approval of Sovos Brands' shareholders holding at least a majority of the outstanding shares of Sovos Brands common stock entitled to vote on the adoption of the merger agreement and (iii) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. If the closing of the acquisition is not effective by May 7, 2024, we could be required to pay an additional $0.00182 per share per day beginning May 8, 2024 until the merger becomes effective. We and Sovos Brands may also terminate the merger agreement under certain circumstances, and we may be required, in certain circumstances, to pay a termination fee of $145 million. For additional information on the merger agreement, see our Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2023. There are also several pending lawsuits filed by purported shareholders of Sovos Brands seeking, among other things, to enjoin the acquisition. If we do not complete the acquisition, or if the closing is significantly delayed, our business or financial results may be adversely affected.

Our obligation to complete the pending acquisition of Sovos Brands is not subject to a financing condition, and financing for the Sovos Brands acquisition may not be obtained on favorable terms, or at all.

Our obligation to complete the pending acquisition of Sovos Brands is not subject to a financing condition. We intend to finance the acquisition of Sovos Brands with the issuance of new debt. There can be no assurance that we will obtain financing on terms we find acceptable and we may be required to finance a portion of the purchase price of the pending acquisition at interest rates higher than currently expected. Limitations on our ability to obtain financing, a reduction in our liquidity or an increase in our borrowing costs may adversely affect our business or financial results.

The anticipated benefits of the Sovos Brands acquisition may not be fully realized.

We expect that the acquisition of Sovos Brands will result in various benefits including, among other things, cost savings, cost synergies and revenue opportunities. Achieving these anticipated benefits is subject to uncertainties, including whether we integrate in an efficient and effective manner, and general competitive factors in the marketplace. Integrating Sovos Brands will be a complex, time-consuming and expensive process. We may experience unanticipated difficulties or expenses related to the integration, including:

- diversion of management's attention from ongoing business concerns;

- managing a larger combined business;

- perceived adverse changes in product offerings to consumers, whether or not these changes actually occur;

- assumption of unknown risks and liabilities;

- the retention of key suppliers and customers of Sovos Brands;

- attracting new business and operational relationships;

- retaining and integrating key employees and maintaining employee morale; and

- unforeseen expenses or delays.

After the acquisition, we may seek to combine certain operations, functions, systems and processes, which we may be unsuccessful or delayed in implementing. While we have assumed that a certain level of expenses would be incurred in connection with the Sovos Brands acquisition, transaction costs, acquisition-related costs, costs for synergies and integration costs may be more than anticipated. In addition, there are many factors beyond our control and the control of Sovos Brands that could affect the total amount or the timing of these expenses. Although we expect that the elimination of duplicative costs and realization of other efficiencies related to the integration of the businesses will offset incremental costs over time, any net benefit may not be achieved in the near term or at all. The failure to effectively address any of these risks, or any other risks related to the integration of the Sovos Brands acquisition, may adversely affect our business or financial results.

Item 1B. *Unresolved Staff Comments*

None.

Item 2. *Properties*

Our principal executive offices are company-owned and located in Camden, New Jersey. The following table sets forth our principal manufacturing facilities and the reportable segment that primarily uses each of the facilities:

Inside the U.S.

Arizona	*Massachusetts*	*Pennsylvania*
Goodyear (S)	Hyannis (S)	Denver (S)
California	*North Carolina*	Downingtown (S)
Dixon (MB)	Charlotte (S)	Hanover (S)
Stockton (MB)	Maxton (MB)	*Texas*
Connecticut	*Ohio*	Paris (MB)
Bloomfield (S)	Ashland (S)	*Utah*
Florida	Napoleon (MB)	Richmond (S)
Lakeland (S)	Willard (S)	*Wisconsin*
Illinois	*Oregon*	Beloit (S)
Downers Grove (S)	Salem (S)	Franklin (S)
Indiana	Tualatin (MB)	Milwaukee (MB)
Jeffersonville (S)		

_____

MB - Meals & Beverages
S - Snacks

Each of the foregoing manufacturing facilities is company-owned, except the Tualatin, Oregon facility, which is leased. We also maintain principal business unit offices in Charlotte, North Carolina; Doral, Florida; Hanover, Pennsylvania; Norwalk, Connecticut; Tualatin, Oregon; and Mississauga, Canada. In the second quarter of 2023, we announced plans to consolidate our Snacks offices in Charlotte, North Carolina, and Norwalk, Connecticut, into our headquarters in Camden, New Jersey.

We also own and lease distribution centers across the U.S. We believe that our manufacturing and processing plants and distribution centers are well maintained and, together with facilities operated by our contract manufacturers, are generally adequate to support the current operations of the businesses.

Item 3. *Legal Proceedings*

Information regarding reportable legal proceedings is contained in Note 17 to the Consolidated Financial Statements and incorporated herein by reference.

Item 4. *Mine Safety Disclosures*

Not applicable.

Information about our Executive Officers

The section below provides information regarding our executive officers as of September 13, 2023:

Name, Present Title & Business Experience	Age	Year First Appointed Executive Officer
Carrie L. Anderson, Executive Vice President and Chief Financial Officer. Executive Vice President and Chief Financial Officer, Integra LifeSciences Holdings Corporation (2019-2023). Vice President and Controller, Dover Corporation (2017-2019).	54	2023
Mick J. Beekhuizen, Executive Vice President and President, Meals & Beverages. Executive Vice President and Chief Financial Officer (2020-2023). Executive Vice President and Chief Financial Officer, Chobani LLC (2016-2019).	47	2020
Adam G. Ciongoli, Executive Vice President, General Counsel and Chief Sustainability, Corporate Responsibility and Governance Officer. We have employed Mr. Ciongoli in an executive or managerial capacity for at least five years.	55	2015
Mark A. Clouse, President and Chief Executive Officer. Chief Executive Officer, Pinnacle Foods, Inc. (2016-2018). Chief Commercial Officer (2016) and Executive Vice President and Chief Growth Officer (2014-2016), Mondelez International, Inc.	55	2019
Christopher D. Foley, Executive Vice President and President, Snacks. We have employed Mr. Foley in an executive or managerial capacity for at least five years.	51	2019
Diane Johnson May, Executive Vice President and Chief Human Resources Officer. Senior Vice President, People and Culture, Manpower Group (2020-2021). Executive Vice President, Chief Human Resources Officer, Brookdale Senior Living (2019-2020). Managing Vice President, The Deli Source, Inc. (2017-2019).	65	2022
Daniel L. Poland, Executive Vice President and Chief Supply Chain Officer. Chief Operating Officer, KIND Snacks (2019-2021). Executive Vice President and Chief Supply Chain Officer, Pinnacle Foods, Inc. (2018-2019). Chief Supply Chain Officer - North American Operations, Danone (2016-2017).	60	2022
Anthony J. Sanzio, Executive Vice President and Chief Communications Officer. We have employed Mr. Sanzio in an executive or managerial capacity for at least five years.	56	2022
Craig S. Slavtcheff, Executive Vice President, Chief R&D and Innovation Officer. We have employed Mr. Slavtcheff in an executive or managerial capacity for at least five years.	56	2019

PART II

Item 5. *Market for Registrant's Capital Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities*

Market for Registrant's Capital Stock

Our capital stock is traded on the New York Stock Exchange under the symbol "CPB." On September 13, 2023, there were 297,945,220 holders of record of our capital stock.

Return to Shareholders [*] **Performance Graph**

The information contained in this Return to Shareholders Performance Graph section shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the Securities and Exchange Commission, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act), except to the extent we specifically incorporate it by reference into a document filed under the Securities Exchange Act of 1933, as amended (the Securities Act), or the Exchange Act.

The following graph compares the cumulative total shareholder return (TSR) on our stock with the cumulative total return of the Standard & Poor's 500 Stock Index (the S&P 500) and the Standard & Poor's Packaged Foods Index (the S&P Packaged Foods Group). The graph assumes that $100 was invested on July 27, 2018, in each of our stock, the S&P 500 and the S&P Packaged Foods Group, and that all dividends were reinvested. The total cumulative dollar returns shown on the graph represent the value that such investments would have had on July 30, 2023.



[*] Stock appreciation plus dividend reinvestment.

	2018	2019	2020	2021	2022	2023
Campbell	100	104	129	118	137	**132**
S&P 500	100	110	121	165	157	**177**
S&P Packaged Foods Group	100	110	119	128	144	**151**

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid Per Share [2]	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [3]	Approximate Dollar Value of Shares that may yet be Purchased Under the Plans or Programs ($ in Millions) [3]
5/1/23 - 5/31/23	—	$ —	—	$ 405
6/1/23 - 6/30/23	5,657	$ 46.37	5,657	$ 405
7/3/23 - 7/28/23	—	$ —	—	$ 405
Total	5,657	$ 46.37	5,657	$ 405

[1] Shares purchased are as of the trade date.

[2] Average price paid per share is calculated on a settlement basis and excludes commission and excise tax. As of January 1, 2023, our share repurchases in excess of issuances are subject to a 1% excise tax enacted by the Inflation Reduction Act. Any excise tax incurred is recognized as part of the cost basis of the shares acquired in the Consolidated Statements of Equity.

[3] In June 2021, our Board of Directors authorized an anti-dilutive share repurchase program of up to $250 million (June 2021 program) to offset the impact of dilution from shares issued under our stock compensation programs. The June 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the June 2021 program may be made in open-market or privately negotiated transactions. In September 2021, the Board approved a strategic share repurchase program of up to $500 million (September 2021 program). The September 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the September 2021 program may be made in open-market or privately negotiated transactions.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

OVERVIEW

This Management's Discussion and Analysis of Financial Condition and Results of Operations is provided as a supplement to, and should be read in conjunction with, our consolidated financial statements and the accompanying notes to the consolidated financial statements presented in "Financial Statements and Supplementary Data," as well as the information contained in "Risk Factors."

Unless otherwise stated, the terms "we," "us," "our" and the "company" refer to Campbell Soup Company and its consolidated subsidiaries.

Executive Summary

We are a manufacturer and marketer of high-quality, branded food and beverage products. We operate in a highly competitive industry and experience competition in all of our categories.

In 2023 we delivered strong growth against all of our key financial metrics, exceeding our initial expectations and advancing many of our key strategic initiatives. During 2023, we navigated through a challenging environment marked by continued supply chain pressures, particularly around high input cost inflation. Our improved supply chain execution combined with inflation-driven pricing, continued supply chain productivity improvements and cost savings initiatives partially mitigated ongoing inflationary pressures experienced in 2023.

Strategy

Our strategy is to unlock our full growth potential by focusing on our core brands in two divisions within North America while delivering on the promise of our purpose - *Connecting people through food they love*. Our strategic plan is based on four pillars: build a winning team and culture; accelerate profitable growth; fuel investments and margins with targeted cost savings; and deliver on the promise of our purpose all as further discussed below.

We plan to continue our focus on building a winning team and culture by driving organizational engagement, belonging and effectiveness through our new employee value proposition: *Make history with Campbell'*s, and modernizing our facilities. In 2023, we announced the consolidation of our Snacks offices in Charlotte, North Carolina and Norwalk, Connecticut into Camden, New Jersey and a $50 million investment in the Camden campus. We expect a single headquarters will accelerate our plan to build a winning team and culture by investing in our campus and our people. In addition, we plan to continue to deliver on the promise of our purpose with continued progress on our sustainability goals and strengthening our connection to the communities in which we operate.

We believe that we can accelerate our profitable growth model by growing market share and driving integrated business planning programming throughout the company. We expect to expand into new market segments through retail execution, marketing and innovation. In addition, we expect to continue to focus on accelerating the growth of our Snacks brands while also sustaining the growth in U.S. soup and our other core brands.

We also expect to fuel investments and margins by continuing to focus on effective revenue management, transforming our supply chain into a competitive advantage, and finding innovative ways to enhance our products and processes to unlock cost efficiencies and savings across the enterprise. We continue to pursue our multi-year cost savings initiatives with targeted annualized cost savings of $1 billion for continuing operations by the end of 2025, with $890 million in cost savings achieved through 2023. See "Restructuring Charges and Cost Savings Initiatives" for additional information on these initiatives.

Business Trends

Our businesses are being influenced by a variety of trends that we anticipate will continue in the future, including: cost inflation; changing consumer preferences; and a competitive and dynamic retail environment.

Our strategy is designed, in part, to capture growing consumer preferences for snacking and convenience. For example, we believe that consumers are changing their eating habits by increasing the type and frequency of snacks they consume and are continuing in-home eating behaviors that were driven by the COVID-19 pandemic.

Retailers continue to use their buying power and negotiating strength to seek increased promotional programs funded by their suppliers and more favorable terms, including supplier-funded customized products. Any consolidations among retailers would continue to create large and sophisticated customers that may further this trend. Retailers also continue to grow and promote store brands that compete with branded products, especially on price.

Throughout 2022 and continuing into 2023, our industry has been impacted by supply chain disruptions, commodity cost volatility, labor market issues, input cost inflation, and other global macroeconomic challenges. Throughout 2023, we have experienced some moderation in input cost inflation, and we expect modest pressures of input cost inflation to continue into 2024. We anticipate continued supply chain productivity and previously implemented pricing actions to mitigate some of the inflationary pressures, and expect such benefits to largely offset the incremental costs in 2024. We will continue to evaluate the evolving macroeconomic environment to take action to mitigate the impact on our business, consolidated results of operations and financial condition. We will also be lapping 2023 price increases, and anticipate that favorable net price realization will represent a reduced contribution to sales in 2024.

Recent Developments

On August 7, 2023, we entered into an agreement to acquire Sovos Brands, Inc. (Sovos Brands) for $23.00 per share in cash, representing a total enterprise value of approximately $2.7 billion. The closing of the transaction is subject to customary closing conditions and termination rights, including the approval of Sovos Brands' shareholders and regulatory approvals. We plan to finance the acquisition through the issuance of new debt. For additional information on this pending acquisition, see our Form 8-K filed with the U.S. Securities and Exchange Commission on August 7, 2023, and Note 19 to the Consolidated Financial Statements.

Summary of Results

This Summary of Results provides significant highlights from the discussion and analysis that follows.

There were 52 weeks in 2023, 2022 and 2021.

- Net sales increased 9% in 2023 to $9.357 billion with the benefit of favorable inflation-driven net price realization more than offsetting unfavorable volume/mix.

- Gross profit, as a percent of sales, increased to 31.2% in 2023 from 30.7% a year ago. The increase was primarily due to favorable net price realization, supply chain productivity improvements and mark-to-market adjustments on outstanding undesignated commodity hedges, partially offset by higher cost inflation and other supply chain costs as well as unfavorable volume/mix.

- Earnings per share were $2.85 in 2023, compared to $2.51 a year ago. The current year included expenses of $.15 per share and the prior year included expenses of $.34 per share from items impacting comparability as discussed below.

Net Earnings attributable to Campbell Soup Company - 2023 Compared with 2022

The following items impacted the comparability of net earnings and net earnings per share:

- In 2023, we recognized actuarial gains on our pension and postretirement plans in Other expenses / (income) of $15 million ($11 million after tax, or $.04 per share). In 2022, we recognized actuarial losses in Other expenses / (income) of $44 million ($33 million after tax, or $.11 per share);

- In 2023, we recognized gains in Cost of products sold of $21 million ($16 million after tax, or $.05 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges. In 2022, we recognized losses in Cost of products sold of $59 million ($44 million after tax, or $.15 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges;

- We implemented several cost savings initiatives in recent years. In 2023, we recorded Restructuring charges of $16 million and implementation costs and other related costs of $24 million in Administrative expenses, $18 million in Cost of products sold, $5 million in Marketing and selling expenses and $3 million in Research and development expenses (aggregate impact of $50 million after tax, or $.17 per share) related to these initiatives. In 2022, we recorded Restructuring charges of $5 million and implementation costs and other related costs of $20 million in Administrative expenses, $5 million in Cost of products sold and $1 million in Marketing and selling expenses (aggregate impact of $24 million after tax, or $.08 per share) related to these initiatives. See Note 7 to the Consolidated Financial Statements and "Restructuring Charges and Cost Savings Initiatives" for additional information;

- In 2023, we recorded a pre- and after-tax loss in Other expenses / (income) of $13 million ($.04 per share) on the sale of our Emerald nuts business, which was sold on May 30, 2023;

- In 2023, we recorded accelerated amortization expense in Other expenses / (income) of $7 million ($5 million after tax, or $.02 per share) related to customer relationship intangible assets due to the loss of certain contract manufacturing customers;

- In the first quarter of 2024, we announced our intent to acquire Sovos Brands. In 2023, we incurred transaction costs in Other expenses / (income) of $5 million ($4 million after tax, or $.01 per share) associated with the pending acquisition, which we expect to close by the end of December 2023; and

- In 2022, we recorded a loss in Interest expense of $4 million ($3 million after tax, or $.01 per share) on the extinguishment of debt.

The items impacting comparability are summarized below:

(Millions, except per share amounts)	2023		2022	
	Earnings Impact	EPS Impact	Earnings Impact	EPS Impact
Net earnings attributable to Campbell Soup Company	$ 858	$ 2.85	$ 757	$ 2.51
Pension and postretirement actuarial gains (losses)	$ 11	$ .04	$ (33)	$ (.11)
Commodity mark-to-market gains (losses)	16	.05	(44)	(.15)
Restructuring charges, implementation costs and other related costs	(50)	(.17)	(24)	(.08)
Charges associated with divestiture	(13)	(.04)	—	—
Accelerated amortization	(5)	(.02)	—	—
Transaction costs	(4)	(.01)	—	—
Loss on debt extinguishment	—	—	(3)	(.01)
Impact of items on Net earnings[1]	$ (45)	$ (.15)	$ (104)	$ (.34)

[1] Sum of the individual amounts may not add due to rounding.

Net earnings attributable to Campbell Soup Company were $858 million ($2.85 per share) in 2023, compared to $757 million ($2.51 per share) in 2022. After adjusting for items impacting comparability, earnings increased reflecting an improved gross profit, partially offset by higher marketing and selling expenses, higher other expenses, higher administrative expenses and a higher effective tax rate. Earnings per share benefited from a reduction in the weighted average diluted shares outstanding. Net periodic pension and postretirement benefit income excluding any actuarial gains or losses was $44 million ($33 million after tax, or $.11 per share) lower in 2023.

Net Earnings attributable to Campbell Soup Company - 2022 Compared with 2021

In addition to the 2022 items that impacted comparability of Net earnings discussed above, the following items impacted the comparability of net earnings and net earnings per share:

Continuing Operations

- In 2021, we recognized actuarial gains on our pension and postretirement plans in Other expenses / (income) of $203 million ($155 million after tax, or $.51 per share);

- In 2021, we recognized gains in Cost of products sold of $50 million ($38 million after tax, or $.12 per share) associated with unrealized mark-to-market adjustments on outstanding undesignated commodity hedges;

- In 2021, we recorded Restructuring charges of $21 million and implementation costs and other related costs of $28 million in Administrative expenses, $3 million in Cost of products sold and $1 million in Marketing and selling expenses (aggregate impact of $40 million after tax, or $.13 per share) related to the cost savings initiatives discussed above. See Note 7 to the Consolidated Financial Statements and "Restructuring Charges and Cost Savings Initiatives" for additional information;

- In 2021, we recorded a loss in Other expenses / (income) of $11 million (and a gain of $3 million after tax, or $.01 per share) on the sale of our Plum baby food and snacks business; and

- In 2021, we recorded a $19 million ($.06 per share) deferred tax charge in connection with a legal entity reorganization as part of the continued integration of Snyder's-Lance, Inc. (Snyder's-Lance).

The items impacting comparability are summarized below:

(Millions, except per share amounts)	2022 Earnings Impact	2022 EPS Impact	2021 Earnings Impact	2021 EPS Impact
Earnings from continuing operations attributable to Campbell Soup Company	$ 757	$ 2.51	$ 1,008	$ 3.30
Continuing operations:				
Pension and postretirement actuarial gains (losses)	$ (33)	$ (.11)	$ 155	$ .51
Commodity mark-to-market gains (losses)	(44)	(.15)	38	.12
Restructuring charges, implementation costs and other related costs	(24)	(.08)	(40)	(.13)
Loss on debt extinguishment	(3)	(.01)	—	—
Gain associated with divestiture	—	—	3	.01
Deferred tax charge	—	—	(19)	(.06)
Impact of items on Earnings from continuing operations[1]	$ (104)	$ (.34)	$ 137	$ .45

_____

[1] Sum of the individual amounts may not add due to rounding.

Earnings from continuing operations were $757 million ($2.51 per share) in 2022, compared to $1.008 billion ($3.30 per share) in 2021. After adjusting for items impacting comparability, earnings from continuing operations decreased reflecting lower gross profit, lower other income and higher administrative expenses, mostly offset by lower marketing and selling expenses, lower interest expense and a lower effective tax rate. Earnings per share benefited from a reduction in the weighted average diluted shares outstanding.

See "Discontinued Operations" for additional information.

DISCUSSION AND ANALYSIS

Sales

An analysis of net sales by reportable segment follows:

(Millions)	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
Meals & Beverages	$ 4,907	$ 4,607	$ 4,621	7	—
Snacks	4,450	3,955	3,855	13	3
	$ 9,357	$ 8,562	$ 8,476	9	1

An analysis of percent change of net sales by reportable segment follows:

2023 versus 2022	Meals & Beverages[1]	Snacks	Total
Volume/mix	(5)%	(2)%	(4)%
Net price realization[1]	12	15	13
Currency	(1)	—	—
Divestiture	—	—	—
	7%	13%	9%

2022 versus 2021	Meals & Beverages	Snacks[2]	Total[2]
Volume/mix	(6)%	(6)%	(6)%
Net price realization[1]	7	8	7
Divestiture	(1)	—	(1)
	—%	3%	1%

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[1] Includes revenue reductions from trade promotion and consumer coupon redemption programs.
[2] Sum of the individual amounts does not add due to rounding.

In 2023, Meals & Beverages sales increased 7% primarily due to increases in U.S. retail products, including U.S. soup and *Prego* pasta sauces, as well as gains in foodservice. Favorable net price realization was partially offset by lower volume/mix. Sales of U.S. soup increased 3% primarily due to increases in ready-to-serve soups and broth.

In 2022, Meals & Beverages sales were comparable with prior year. Excluding the impact from the divestiture of the Plum baby food and snacks business, sales increased primarily due to increases in U.S. soup and foodservice, partially offset by declines in *V8* beverages. Favorable inflation-driven net price realization was partially offset by lower volume/mix, which decreased primarily due to supply constraints driven by labor and materials availability and price elasticities. Sales of U.S. soup increased 3% due to increases in ready-to-serve soups, condensed soups and broth.

In 2023, Snacks sales increased 13% driven by sales of our power brands which increased 17%. Sales increased due to increases in cookies and crackers, primarily *Goldfish* crackers and *Lance* sandwich crackers, and in salty snacks, primarily *Snyder's of Hanover* pretzels and *Kettle Brand* and *Cape Cod* potato chips. Sales benefited from favorable net price realization.

In 2022, Snacks sales increased 3% driven by sales of our power brands which increased 7%. Sales increased due to increases in cookies and crackers, primarily *Goldfish* crackers, and in salty snacks, primarily *Snyder's of Hanover* pretzels and *Kettle Brand* potato chips which more than offset declines in *Late July* snacks, partially offset by declines in non-core businesses. Favorable inflation-driven net price realization was partly offset by a decline in volume/mix. Volume/mix declined driven by supply constraints due to labor and materials availability and price elasticities.

Gross Profit

Gross profit, defined as Net sales less Cost of products sold, increased by $290 million in 2023 from 2022 and decreased by $184 million in 2022 from 2021. As a percent of sales, gross profit was 31.2% in 2023, 30.7% in 2022 and 33.2% in 2021.

The 50 basis-point increase and the 250 basis-point decrease in gross profit margin in 2023 and 2022, respectively, were due to the following factors:

	Margin Impact	
	2023	2022
Net price realization	950	540
Productivity improvements	300	130
Cost inflation, supply chain costs and other factors[1]	(1,040)	(810)
Volume/mix[2]	(150)	(110)
Higher restructuring-related costs	(10)	—
	50	(250)

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[1] 2023 includes an estimated positive margin impact of a 90 basis-point benefit from the change in unrealized mark-to-market adjustments on outstanding undesignated commodity hedges and 10 basis points from the benefit of cost savings initiatives, which were more than offset by cost inflation and other factors. 2022 includes an estimated positive margin

impact of 30 basis points from the benefit of cost savings initiatives, which was more than offset by cost inflation and other factors, including a 130 basis-point negative impact from the change in unrealized mark-to-market adjustments on outstanding undesignated commodity hedges.

(2) Includes the impact of operating leverage.

Marketing and Selling Expenses

Marketing and selling expenses as a percent of sales were 8.7% in 2023, 8.6% in 2022 and 9.6% in 2021. Marketing and selling expenses increased 10% in 2023 from 2022. The increase was primarily due to higher advertising and consumer promotion expense (approximately 7 points) and higher selling expenses (approximately 6 points), partially offset by increased benefits from cost savings initiatives (approximately 3 points). The increase in advertising and consumer promotion expense was due in part to moderated levels in the prior year from supply constraints.

Marketing and selling expenses decreased 10% in 2022 from 2021. The decrease was primarily due to lower advertising and consumer promotion expense (approximately 10 points). The reduction in advertising and consumer promotion expense was primarily due to supply constraints.

Administrative Expenses

Administrative expenses as a percent of sales were 7.0% in 2023, 7.2% in 2022 and 7.1% in 2021. Administrative expenses increased 6% in 2023 from 2022. The increase was primarily due to higher general administrative costs and inflation (approximately 8 points) and higher incentive compensation (approximately 2 points), partially offset by lower expenses related to the settlement of certain legal claims (approximately 4 points). Administrative expenses in 2023 included $14 million of litigation expenses related to the Plum baby food and snacks business, which we divested in May 2021.

Administrative expenses increased 3% in 2022 from 2021. The increase was primarily due to expenses related to the settlement of certain legal claims (approximately 3 points) and higher general administrative costs (approximately 3 points), partially offset by increased benefits from cost savings initiatives (approximately 3 points).

Other Expenses / (Income)

Other expenses in 2023 included the following:

- $48 million of amortization of intangible assets, including accelerated amortization of $7 million;

- a loss of $13 million on the sale of the Emerald nuts business;

- $5 million of transaction costs associated with the pending acquisition of Sovos Brands; and

- $35 million of net periodic benefit income, including pension and postretirement actuarial gains of $15 million.

Other expenses in 2022 included the following:

- $41 million of amortization of intangible assets; and

- $23 million of net periodic benefit income, including pension and postretirement actuarial losses of $44 million.

Other income in 2021 included the following:

- $285 million of net periodic benefit income, including pension and postretirement actuarial gains of $203 million;

- $27 million of income from transition services fees;

- $42 million of amortization of intangible assets; and

- a loss of $11 million on the sale of the Plum baby food and snacks business.

Operating Earnings

Segment operating earnings increased 10% in 2023 from 2022 and decreased 3% in 2022 from 2021.

An analysis of operating earnings by segment follows:

(Millions)	2023	2022	2021	% Change 2023/2022	% Change 2022/2021
Meals & Beverages	$ 894	$ 874	$ 922	2	(5)
Snacks	640	517	514	24	1
	1,534	1,391	1,436	10	(3)
Corporate income (expense)	(206)	(223)	130		
Restructuring charges[1]	(16)	(5)	(21)		
Earnings before interest and taxes	$ 1,312	$ 1,163	$ 1,545		

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[1] See Note 7 to the Consolidated Financial Statements for additional information on restructuring charges.

Operating earnings from Meals & Beverages increased 2% in 2023 versus 2022. The increase was primarily due to higher gross profit, partially offset by higher marketing and selling expenses. Gross profit margin decreased due to unfavorable volume/mix, with favorable net price realization and supply chain productivity improvements more than offsetting higher cost inflation and other supply chain costs.

Operating earnings from Meals & Beverages decreased 5% in 2022 versus 2021. The decrease was primarily due to lower gross profit and higher administrative expenses, partially offset by lower marketing and selling expenses. Gross profit margin declined driven by higher cost inflation and other supply chain costs as well as unfavorable volume/mix, partially offset by favorable net price realization and supply chain productivity improvements.

Operating earnings from Snacks increased 24% in 2023 versus 2022. The increase was primarily due to higher gross profit, partially offset by higher marketing and selling expenses. Gross profit margin increased due to favorable net price realization and supply chain productivity improvements, partially offset by higher cost inflation and other supply chain costs as well as unfavorable volume/mix.

Operating earnings from Snacks increased 1% in 2022 versus 2021. The increase primarily due to lower marketing and selling expenses and slightly higher gross profit, partially offset by higher administrative expenses due to the settlement of certain legal claims.

Corporate expense in 2023 included the following:

- costs of $50 million related to cost savings initiatives;
- a loss of $13 million from the sale of the Emerald nuts business;
- $7 million of accelerated amortization expense;
- $5 million of transaction costs associated with the pending acquisition of Sovos Brands;
- $21 million of unrealized mark-to-market gains on outstanding undesignated commodity hedges; and
- $15 million of pension and postretirement actuarial gains.

Corporate expense in 2022 included the following:

- $59 million of unrealized mark-to-market losses on outstanding undesignated commodity hedges;
- $44 million of pension and postretirement actuarial losses; and
- costs of $26 million related to cost savings initiatives.

Corporate income in 2021 included the following:

- $203 million of pension and postretirement actuarial gains;
- $50 million of unrealized mark-to-market gains on outstanding undesignated commodity hedges;
- costs of $32 million related to the cost savings initiatives; and
- a loss of $11 million from the sale of the Plum baby food and snacks business.

Excluding these amounts, the remaining change in 2023 from 2022 was primarily due to lower net periodic pension and postretirement benefit income in the current year and higher administrative expenses, including litigation expenses related to the Plum baby food and snacks business.

Interest Expense

Interest expense decreased to $188 million in 2023 from $189 million in 2022. The decrease in interest expense was primarily due to a loss on extinguishment of debt of $4 million in 2022, partially offset by higher average interest rates on the debt portfolio.

Interest expense decreased to $189 million in 2022 from $210 million in 2021. The decrease in interest expense was primarily due to lower levels of debt, partially offset by a loss on extinguishment of debt of $4 million in 2022.

Taxes on Earnings

The effective tax rate was 23.9% in 2023, 22.4% in 2022 and 24.6% in 2021.

The increase in the effective tax rate in 2023 from 2022 was primarily due to the favorable impact of state income tax law changes in 2022.

The decrease in the effective rate in 2022 from 2021 was primarily due to a $19 million deferred tax charge recognized in the second quarter of 2021 in connection with a legal entity reorganization as part of the continued integration of Snyder's-Lance and state income tax law changes.

Restructuring Charges and Cost Savings Initiatives

Multi-year Cost Savings Initiatives and Snyder's-Lance Cost Transformation Program and Integration

Continuing Operations

Beginning in fiscal 2015, we implemented initiatives to reduce costs and to streamline our organizational structure.

Over the years, we expanded these initiatives by continuing to optimize our supply chain and manufacturing networks, as well as our information technology infrastructure.

On March 26, 2018, we completed the acquisition of Snyder's-Lance. Prior to the acquisition, Snyder's-Lance launched a cost transformation program following a comprehensive review of its operations with the goal of significantly improving its financial performance. We continued to implement this program and identified opportunities for additional cost synergies as we integrated Snyder's-Lance.

In 2022, we expanded these initiatives as we continue to pursue cost savings by further optimizing our supply chain and manufacturing network and through effective cost management. In the second quarter of 2023, we announced plans to consolidate our Snacks offices in Charlotte, North Carolina, and Norwalk, Connecticut, into our headquarters in Camden, New Jersey. Cost estimates for these expanded initiatives, as well as timing for certain activities, are continuing to be developed.

A summary of charges recorded in the Consolidated Statements of Earnings related to these initiatives is as follows:

(Millions, except per share amounts)	2023		2022		2021		Recognized as of July 30, 2023
Restructuring charges	$	16	$	5	$	21	$ 280
Administrative expenses		24		20		28	383
Cost of products sold		18		5		3	102
Marketing and selling expenses		5		1		1	19
Research and development expenses		3		—		—	7
Total pre-tax charges	$	66	$	31	$	53	$ 791
Aggregate after-tax impact	$	50	$	24	$	40	
Per share impact	$	.17	$	.08	$	.13	

A summary of the pre-tax costs associated with these initiatives is as follows:

(Millions)	Recognized as of July 30, 2023
Severance pay and benefits	$ 240
Asset impairment/accelerated depreciation	106
Implementation costs and other related costs	445
Total	$ 791

The total estimated pre-tax costs for actions that have been identified are approximately $885 million to $905 million and we expect to incur the costs through 2025. These estimates will be updated as the expanded initiatives are developed.

We expect the costs for actions that have been identified to date to consist of the following: approximately $245 million to $250 million in severance pay and benefits; approximately $140 million in asset impairment and accelerated depreciation; and approximately $500 million to $515 million in implementation costs and other related costs. We expect these pre-tax costs to be associated with our segments as follows: Meals & Beverages - approximately 32%; Snacks - approximately 43%; and Corporate - approximately 25%.

Of the aggregate $885 million to $905 million of pre-tax costs identified to date, we expect approximately $705 million to $725 million will be cash expenditures. In addition, we expect to invest approximately $620 million in capital expenditures through 2025, of which we invested $467 million as of July 30, 2023. The capital expenditures primarily relate to optimization of production within our Meals & Beverages manufacturing network, a U.S. warehouse optimization project, improvement of quality, safety and cost structure across the Snyder's-Lance manufacturing network, optimization of information technology infrastructure and applications, implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance, enhancements to our headquarters in Camden, New Jersey, and optimization of the Snyder's-Lance warehouse and distribution network.

We expect to fund the costs through cash flows from operations and short-term borrowings.

We expect the initiatives, once all phases are implemented, to generate annual ongoing savings of approximately $1 billion by the end of 2025. As of July 30, 2023, we have generated total program-to-date pre-tax savings of $890 million.

Segment operating results do not include restructuring charges, implementation costs and other related costs because we evaluate segment performance excluding such charges. A summary of the pre-tax costs associated with segments is as follows:

(Millions)	2023	Costs Incurred to Date
Meals & Beverages	$ 26	$ 251
Snacks	24	345
Corporate	16	195
Total	$ 66	$ 791

See Note 7 to the Consolidated Financial Statements for additional information.

Discontinued Operations

We completed the sale of our Kelsen business on September 23, 2019, and the sale of the Arnott's and certain other international operations on December 23, 2019. In the third quarter of 2021, we recognized a $6 million loss due to tax expense from return-to-provision adjustments related to the sale of these businesses.

LIQUIDITY AND CAPITAL RESOURCES

We expect foreseeable liquidity and capital resource requirements to be met through anticipated cash flows from operations; long-term borrowings; short-term borrowings, which may include commercial paper; credit facilities; and cash and cash equivalents. We believe that our sources of financing will be adequate to meet our future requirements.

We generated cash flows from operations of $1.143 billion in 2023, compared to $1.181 billion in 2022. The decline in 2023 was primarily due to changes in working capital, partially offset by higher cash earnings.

We generated cash flows from operations of $1.181 billion in 2022, compared to $1.035 billion in 2021. The increase in 2022 was primarily due changes in working capital, partially offset by lower cash earnings.

Current assets are less than current liabilities, which include debt maturing in one year, as we focus on lowering core working capital requirements. We had negative working capital of $161 million as of July 30, 2023, and $923 million as of July 31, 2022. Total debt maturing within one year was $191 million as of July 30, 2023, and $814 million as of July 31, 2022.

As part of our focus to lower core working capital requirements, we have worked with our suppliers to optimize our terms and conditions, including the extension of payment terms. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 120 days. We also maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell those payment obligations to participating financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Supplier participation in these agreements is voluntary. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. We have not pledged assets as security or provided any guarantees in connection with these arrangements. The payment of these obligations is included in cash provided by operating activities in the Consolidated Statements of Cash Flows. Amounts outstanding under these programs, which are included in Accounts payable on the Consolidated Balance Sheets, were $258 million at July 30, 2023, and $262 million at July 31, 2022.

Capital expenditures were $370 million in 2023, $242 million in 2022 and $275 million in 2021. Capital expenditures are expected to total approximately $440 million in 2024. Capital expenditures in 2023 included chip and cracker capacity expansion for our Snacks business and a new manufacturing line for our Meals & Beverages business. Capital expenditures in 2022 included improvement of the quality and cost structure of the Snyder's-Lance manufacturing network, the continued implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance and cookie and cracker capacity expansion for our Snacks business. Capital expenditures in 2021 included the continued implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance, chip capacity expansion projects, a *Milano* cookie capacity expansion project and a *Goldfish* cracker capacity expansion project.

In Snacks, we have a direct-store-delivery distribution model that uses independent contractor distributors. In order to maintain and expand this model, we routinely purchase and sell routes. The purchase and sale proceeds of the routes are reflected in investing activities.

On May 3, 2021, we completed the sale of our Plum baby food and snacks business for $101 million.

On May 30, 2023, we completed the sale of our Emerald nuts business for $41 million.

Dividend payments were $447 million in 2023, $451 million in 2022 and $439 million in 2021. Annual dividends declared were $1.48 per share in both 2023 and 2022 and $1.46 per share in 2021. The 2023 fourth quarter dividend was $.37 per share. The declaration of dividends is subject to the discretion of our Board and depends on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors that our Board deems relevant to its analysis and decision making.

In June 2021, the Board authorized an anti-dilutive share repurchase program of up to $250 million (June 2021 program) to offset the impact of dilution from shares issued under our stock compensation programs. The June 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the anti-dilutive program may be made in open-market or privately negotiated transactions. In September 2021, the Board approved a strategic share repurchase program of up to $500 million (September 2021 program). The September 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the September 2021 program may be made in open-market or privately negotiated transactions. In 2023, we repurchased 2.7 million shares at a cost of $142 million. Of this amount, $68 million was used to repurchase shares pursuant to our June 2021 program and $74 million was used to repurchase share pursuant to our September 2021 program. As of July 30, 2023, approximately $104 million remained available under the June 2021 program and approximately $301 million remained under the September 2021 program. In 2022, we repurchased 3.8 million shares at a cost of $167 million. In 2021, we repurchased approximately 1 million shares at a cost of $36 million. See Note 15 to the Consolidated Financial Statements and "Market for Registrant's Capital Stock, Related Shareholder Matters and Issuer Purchases of Equity Securities" for additional information.

On November 15, 2022, we entered into a delayed draw term loan credit agreement (the DDTL Credit Agreement) totaling up to $500 million scheduled to mature on November 15, 2025. Loans under the DDTL Credit Agreement bear interest at the rates specified in the DDTL Credit Agreement, which vary based on the type of loan and certain other conditions. The DDTL Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the DDTL Credit Agreement) of not less than 3.25:1.00, and events of default for credit facilities of this type. We borrowed $500 million under the DDTL Credit Agreement on March 13, 2023, and used the proceeds and cash on hand to repay the 3.65% $566 million Notes that matured on March 15, 2023.

On March 4, 2022, we completed the redemption of all $450 million outstanding aggregate principal amount of our 2.50% Senior Notes due August 2, 2022. The consideration for the redemption was $453 million, including $3 million of premium. We recognized a loss of $4 million (including the $3 million of premium and other costs), which was recorded in Interest expense in the Consolidated Statement of Earnings. In addition, we paid accrued and unpaid interest on the redeemed notes through the date of settlement. We used a combination of cash on hand and short-term debt to fund the redemption.

In March 2021, we repaid our 3.30% $321 million Notes and floating rate $400 million Notes, and in May 2021, we repaid our 8.875% $200 million Notes. The repayments were funded with available cash and commercial paper issuances.

As of July 30, 2023, we had $191 million of short-term borrowings due within one year, of which $178 million was comprised of commercial paper borrowings. As of July 30, 2023, we issued $29 million of standby letters of credit. On September 27, 2021, we entered into a committed revolving credit facility totaling $1.85 billion scheduled to mature on September 27, 2026. This facility remained unused at July 30, 2023, except for $1 million of standby letters of credit that we issued under it. The facility contains customary covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the credit facility) of not less than 3.25:1.00, measured quarterly, and customary events of default for credit facilities of this type. Loans under this facility will bear interest at the rates specified in the facility, which vary based on the type of loan and certain other customary conditions. The facility supports our commercial paper program and other general corporate purposes. We expect to continue to access the commercial paper markets, bank credit lines and utilize cash flows from operations to support our short-term liquidity requirements.

On April 4, 2023, we entered into an amendment to our existing revolving credit facility to replace remaining LIBOR-based benchmark rates applicable to borrowings under the revolving credit facility with SOFR-based benchmark rates, in advance of the cessation of LIBOR occurring on June 30, 2023.

We are in compliance with the covenants contained in our credit facilities and debt securities.

In August 2023, we filed a registration statement with the Securities and Exchange Commission that registered an indeterminate amount of debt securities. Under the registration statement we may issue debt securities from time to time, depending on market conditions.

We intend to finance the pending Sovos Brands acquisition with the issuance of new debt.

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

Contractual Obligations

We have short- and long-term material cash requirements related to our contractual obligations that arise in the normal course of business. In addition to principal and interest payments on our outstanding debt obligations, our contractual obligations primarily consist of purchase commitments, lease payments and pension and postretirement benefits.

See Note 12 to the Consolidated Financial Statements for a summary of our principal payments for short-term borrowings and long-term debt obligations as of July 30, 2023. Interest payments primarily for short-term borrowings and long-term debt as of July 30, 2023 are approximately as follows: $188 million in 2024; $305 million in 2025 through 2026; $218 million in 2027 through 2028; and $1.129 billion from 2029 through maturity. Interest payments are based on principal amounts and coupons or contractual rates at fiscal year end.

Purchase commitments represent purchase orders and long-term purchase arrangements related to the procurement of ingredients, supplies, machinery, equipment and services. As of July 30, 2023, purchase commitments totaled approximately $1.762 billion. Approximately $1.31 billion of these purchase commitments will be settled in the ordinary course of business in the next 12 months and the balance of $452 million from 2025 through 2031.

See Note 10 to the Consolidated Financial Statements for a summary of our lease obligations as of July 30, 2023.

As of July 30, 2023, we have a pension liability of $105 million and a postretirement benefit obligation of $153 million. As of July 30, 2023, we also have a pension asset of $164 million based on the funded status of certain plans. See Note 9 to the Consolidated Financial Statements and "Critical Accounting Estimates" for further discussion of our pension and postretirement benefit obligations.

Off-Balance Sheet Arrangements and Other Commitments

We guarantee approximately 4,700 bank loans made to independent contractor distributors by third-party financial institutions for the purchase of distribution routes. The maximum potential amount of the future payments under existing guarantees we could be required to make is $496 million as of July 30, 2023. Our guarantees are indirectly secured by the distribution routes. We do not expect that we will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed.

These obligations and commitments impact our liquidity and capital resource needs. We expect foreseeable liquidity and capital resource requirements to be met through anticipated cash flows from operations; long-term borrowings; short-term borrowings, which may include commercial paper; credit facilities; and cash and cash equivalents. We believe that our sources of financing will be adequate to meet our future requirements.

MARKET RISK SENSITIVITY

The principal market risks to which we are exposed are changes in foreign currency exchange rates, interest rates and commodity prices. In addition, we are exposed to equity price changes related to certain deferred compensation obligations. We manage our foreign currency exposures by utilizing foreign exchange forward contracts. We enter into foreign exchange forward contracts for periods consistent with related underlying exposures, and the contracts do not constitute positions independent of those exposures. We manage our exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and we may utilize interest rate swaps in order to maintain our variable-to-total debt ratio within targeted guidelines. We principally use a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. We also enter into commodity futures, options and swap contracts to reduce the volatility of price fluctuations of wheat, diesel fuel, natural gas, soybean oil, aluminum, cocoa, corn, soybean meal and butter. We do not enter into derivative contracts for speculative purposes and do not use leveraged instruments.

The information below summarizes our market risks associated with significant financial instruments as of July 30, 2023. Fair values included herein have been determined based on quoted market prices or pricing models using current market rates. The information presented below should be read in conjunction with Notes 12, 13 and 14 to the Consolidated Financial Statements.

We are exposed to foreign currency exchange risk, primarily the Canadian dollar, related to intercompany transactions and third-party transactions. We utilize foreign exchange forward purchase and sale contracts to hedge these exposures. The notional amounts of the contracts as of July 30, 2023, and July 31, 2022, were $140 million and $153 million, respectively. The aggregate fair value of all contracts was a loss of $1 million as of July 30, 2023, and a gain of $2 million as of July 31, 2022. A hypothetical 10% fluctuation in exchange rates would impact the fair value of our outstanding foreign exchange contracts by approximately $17 million as of July 30, 2023, and July 31, 2022, which would generally be offset by inverse changes on the underlying hedged items.

As of July 30, 2023, we had outstanding variable-rate debt of $678 million with an average interest rate of 6.18%. As of July 31, 2022, we had outstanding variable-rate debt of $235 million with an average interest rate of 2.63%. A hypothetical 100-basis-point increase in average interest rates applied to our variable-rate debt balances throughout 2023 and 2022 would have increased annual interest expense in those years by approximately $4 million and $1 million, respectively.

As of July 30, 2023, we had outstanding fixed-rate debt of $4.041 billion with a weighted average interest rate of 3.79%. As of July 31, 2022, we had outstanding fixed-rate debt of $4.609 billion with a weighted average interest rate of 3.76%. The fair value of fixed-rate debt was $3.615 billion as of July 30, 2023 and $4.402 billion as of July 31, 2022. As of July 30, 2023, and July 31, 2022, a hypothetical 100-basis-point increase in interest rates would decrease the fair value of our fixed-rate debt by approximately $221 million and $274 million, respectively, while a hypothetical 100-basis-point decrease in interest rates would increase the fair value of our fixed-rate debt by approximately $256 million and $318 million, respectively. The impact of market interest rate fluctuations on our long-term debt does not affect our results of operations or financial position.

We enter into commodity futures, options and swap contracts, and a supply contract under which prices for certain raw materials are established based on anticipated volume requirements to reduce the volatility of price fluctuations for commodities. As of July 30, 2023, the total notional amount of the contracts was $241 million, and the aggregate fair value of these contracts was a gain of $11 million. As of July 31, 2022, the total notional amount of these contracts was $296 million, and the aggregate fair value of these contracts was a loss of $7 million. A hypothetical 10% fluctuation in commodity prices would impact the fair value of our outstanding commodity contracts by approximately $25 million as of July 30, 2023, and $30 million as of July 31, 2022, which would generally be offset by inverse changes on the underlying hedged items.

We enter into swap contracts which hedge a portion of exposures relating to the total return of certain deferred compensation obligations. The notional amount of the contracts was $42 million as of July 30, 2023, and $50 million as of July 31, 2022. The fair value of these contracts was a gain of $4 million as of July 30, 2023, and a loss of $4 million as of July 31, 2022. A hypothetical 10% fluctuation in equity price changes would impact the fair value of our outstanding swap contracts by $5 million as of July 30, 2023, and July 31, 2022, which would generally be offset by inverse changes on the underlying hedged items.

CRITICAL ACCOUNTING ESTIMATES

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. The preparation of these financial statements requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the periods presented. Actual results could differ from those estimates and assumptions. See Note 1 to the Consolidated Financial Statements for a discussion of significant accounting policies. The following areas all require the use of subjective or complex judgments, estimates and assumptions:

Trade and consumer promotion programs — We offer various sales incentive programs to customers and consumers, such as feature price discounts, in-store display incentives, cooperative advertising programs, new product introduction fees and coupons. The mix between these forms of variable consideration, which are classified as reductions in revenue and recognized upon sale, and advertising or other marketing activities, which are classified as marketing and selling expenses, fluctuates between periods based on our overall marketing plans. The measurement and recognition of the costs for trade and consumer promotion programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including expected volume. Typically, programs that are offered have a very short duration. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the quarterly or annual financial statements. Differences between estimates and actual costs are recognized as a change in estimate in a subsequent period. However, actual expenses may differ if the level of redemption rates and performance were to vary from estimates. Accrued trade and consumer promotion liabilities as of July 30, 2023 and July 31, 2022 were $156 million and $141 million, respectively.

Valuation of long-lived assets — Fixed assets and amortizable intangible assets are reviewed for impairment as events or changes in circumstances occur indicating that the carrying value of the asset may not be recoverable. Undiscounted cash flow analyses are used to determine if the carrying amount of the asset is recoverable. If impairment is determined to exist, the loss is calculated based on estimated fair value.

Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested at least annually in the fourth quarter for impairment, or more often if events or changes in circumstances indicate that the carrying amount of the asset may be impaired.

Goodwill is tested for impairment at the reporting unit level. A reporting unit represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment for some or all reporting units and perform a quantitative impairment test. Fair value is determined based on discounted cash flow analyses. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average costs of capital and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. An impairment charge is recognized for the amount by which the carrying value of the reporting unit exceeds fair value, limited to the amount of goodwill in the reporting unit.

Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. If the carrying value exceeds fair value, an impairment charge will be recorded to reduce the asset to fair value.

As of July 30, 2023, the carrying value of goodwill was $3.965 billion. Based on our assessments, all of our reporting units had fair values that significantly exceeded carrying values.

As of July 30, 2023, the carrying value of indefinite-lived trademarks was $2.541 billion as detailed below:

(Millions)		
Snyder's of Hanover	$	620
Lance		350
Kettle Brand		318
Pace		292
Pacific Foods		280
Cape Cod		187
Various other Snacks[1]		494
Total	$	2,541

---

[1]   Associated with the acquisition of Snyder's-Lance.

As of the 2023 annual impairment testing, indefinite-lived trademarks with approximately 10% or less of excess coverage of fair value over carrying value had an aggregate carrying value of $434 million and included the *Pacific Foods* and certain other Snacks trademarks. Although assumptions are generally interdependent and do not change in isolation, sensitivities to changes are provided below. Holding all other assumptions in our 2023 impairment testing constant, changes in the assumptions below would reduce fair value of trademarks and result in impairment charges of approximately:

(Millions)	Pacific Foods		Various other Snacks	
1% increase in the weighted-average cost of capital	$	20	$	25
1% reduction in revenue growth	$	—	$	10
1% decrease in royalty rate	$	20	$	50

While the 1% changes in assumptions would not result in impairment charges on our other trademarks, some changes would reduce the excess coverage of fair value over carrying value to less than 10% for the *Snyder's of Hanover*, *Kettle Brand*, *Cape Cod* and *Pace* trademarks.

The estimates of future cash flows used in impairment testing are made at a point in time, involve considerable management judgment, and are based upon assumptions about expected future operating performance, assumed royalty rates, economic conditions, market conditions and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance and economic conditions. If our assumptions change or market conditions decline, potential impairment charges could result.

See also Note 5 to the Consolidated Financial Statements for additional information on goodwill and intangible assets.

Pension and postretirement benefits — We provide certain pension and postretirement benefits to employees and retirees. Determining the cost associated with such benefits is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Independent actuaries, in accordance with accounting principles generally accepted in the United States, perform the required calculations to determine expense. Actuarial gains and losses are recognized immediately in Other expenses / (income) in the Consolidated Statements of Earnings as of the measurement date, which is our fiscal year end, or more frequently if an interim remeasurement is required. We use the fair value of plan assets to calculate the expected return on plan assets.

In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. We use a full yield curve approach to estimate service cost and interest cost by applying the specific spot rates along the yield curve used to determine the benefit obligation of the relevant projected cash flows.

The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering our current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class and a premium for active management. Within any given fiscal period, significant differences may arise between the actual return and the expected return on plan assets. Gains and losses resulting from differences between actual experience and the assumptions are determined at each measurement date.

As of July 30, 2023, we have a pension liability of $105 million and a postretirement benefit obligation of $153 million. As of July 30, 2023, we also have a pension asset of $164 million based on the funded status of certain plans.

Net periodic pension and postretirement benefit expense (income) and actuarial losses (gains) included within net periodic pension and benefit expense (income) were as follows:

(Millions)	2023		2022		2021	
Total net periodic pension and postretirement benefit expense (income)	$	(22)	$	(7)	$	(267)
Actuarial losses (gains)	$	(15)	$	44	$	(203)

The pension actuarial gains recognized in 2023 were primarily due to increases in discount rates used to determine the benefit obligation, partially offset by losses on plan assets and plan experience. The pension actuarial losses recognized in 2022 were primarily due to to losses on plan assets, partially offset by increases in discount rates used to determine the benefit obligation. The pension actuarial gains recognized in 2021 were primarily due to higher than anticipated investment gains on plan assets and increases in discount rates used to determine the benefit obligation.

Excluding actuarial gains and losses, net periodic pension and postretirement benefit income was $44 million lower in 2023 compared to 2022. Based on benefit obligations and plan assets as of July 30, 2023, net periodic pension and postretirement benefit income excluding any actuarial losses or gains is estimated to be approximately $13 million lower in 2024, subject to the impact of interim remeasurements. The decrease in 2024 is primarily due to a lower market value of plan assets.

Significant weighted-average assumptions as of the end of the year were as follows:

	2023	2022	2021
Pension			
Discount rate for benefit obligations	**5.46%**	4.58%	2.69%
Expected return on plan assets	**6.38%**	6.40%	5.82%
Postretirement			
Discount rate for obligations	**5.47%**	4.48%	2.37%

Based on benefit obligations and plan assets as of July 30, 2023, estimated sensitivities to 2024 annual net periodic pension and postretirement cost are as follows:

- a 50-basis-point increase in the discount rate would result in expense of approximately $5 million and would result in an immediate actuarial gain recognition of approximately $43 million;

- a 50-basis-point decline in the discount rate would result in income of approximately $5 million and would result in an immediate actuarial loss recognition of approximately $53 million; and

- a 50-basis-point reduction in the estimated return on assets assumption would result in expense of approximately $5 million.

Contributions to pension plans were not material in 2023, 2022 and 2021 and are not expected to be material in 2024.

See also Note 9 to the Consolidated Financial Statements for additional information on pension and postretirement benefits.

Income taxes — The effective tax rate reflects statutory tax rates, tax planning opportunities available in the various jurisdictions in which we operate and management's estimate of the ultimate outcome of various tax audits and issues. Significant judgment is required in determining the effective tax rate and in evaluating tax positions. Income taxes are recorded based on amounts refundable or payable in the current year and include the effect of deferred taxes. Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Valuation allowances are established for deferred tax assets when it is more likely than not that a tax benefit will not be realized.

See also Notes 1 and 11 to the Consolidated Financial Statements for further discussion on income taxes.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note 2 to the Consolidated Financial Statements for information on recent accounting pronouncements.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This Report contains "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current expectations regarding our future results of operations, economic performance, financial condition and achievements. These forward-looking statements can be identified by words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "pursue," "strategy," "target," "will" and similar expressions. One can also identify forward-looking statements by the fact that they do not relate strictly to historical or current facts, and may reflect anticipated cost savings or implementation of our strategic plan. These statements reflect our current plans and expectations and are based on information currently available to us. They rely on several assumptions regarding future events and estimates which could be inaccurate and which are inherently subject to risks and uncertainties.

We wish to caution the reader that the following important factors and those important factors described in Part 1, Item 1A and elsewhere in this Report, or in our other Securities and Exchange Commission filings, could affect our actual results and could cause such results to vary materially from those expressed in any forward-looking statements made by, or on behalf of, us:

- the conditions to the completion of the Sovos Brands transaction, including obtaining Sovos Brands' shareholder approval, may not be satisfied, or the regulatory approvals required for the transaction may not be obtained on the terms expected, on the anticipated schedule, or at all;

- financing for the Sovos Brands transaction may not be obtained on favorable terms, or at all;

- closing of the Sovos Brands transaction may not occur or be delayed, either as a result of litigation related to the transaction or otherwise or result in significant costs of defense, indemnification and liability;

- the risk that the cost savings and any other synergies from the Sovos Brands transaction may not be fully realized or may take longer or cost more to be realized than expected, including that the Sovos Brands transaction may not be accretive within the expected timeframe or the extent anticipated;

- completing the Sovos Brands transaction may distract our management from other important matters;

- the risks related to the availability of, and cost inflation in, supply chain inputs, including labor, raw materials, commodities, packaging and transportation;

- our ability to execute on and realize the expected benefits from our strategy, including growing sales in snacks and growing/maintaining our market share position in soup;

- the impact of strong competitive responses to our efforts to leverage brand power with product innovation, promotional programs and new advertising;

- the risks associated with trade and consumer acceptance of product improvements, shelving initiatives, new products and pricing and promotional strategies;

- our ability to realize projected cost savings and benefits from cost savings initiatives and the integration of recent acquisitions;

- disruptions in or inefficiencies to our supply chain and/or operations, including reliance on key supplier relationships;

- risks related to the effectiveness of our hedging activities and our ability to respond to volatility in commodity prices;

- the impacts of, and associated responses to, the COVID-19 pandemic on our business, suppliers, customers, consumers and employees;

- our ability to manage changes to our organizational structure and/or business processes, including selling, distribution, manufacturing and information management systems or processes;

- changes in consumer demand for our products and favorable perception of our brands;

- changing inventory management practices by certain of our key customers;

- a changing customer landscape, with value and e-commerce retailers expanding their market presence, while certain of our key customers maintain significance to our business;

- product quality and safety issues, including recalls and product liabilities;

- the possible disruption to the independent contractor distribution models used by certain of our businesses, including as a result of litigation or regulatory actions affecting their independent contractor classification;

- the uncertainties of litigation and regulatory actions against us;

- the costs, disruption and diversion of management's attention associated with activist investors;

- a disruption, failure or security breach of our or our vendors' information technology systems, including ransomware attacks;

- impairment to goodwill or other intangible assets;

- our ability to protect our intellectual property rights;

- increased liabilities and costs related to our defined benefit pension plans;

- our ability to attract and retain key talent;

- goals and initiatives related to, and the impacts of, climate change, including from weather-related events;

- negative changes and volatility in financial and credit markets, deteriorating economic conditions and other external factors, including changes in laws and regulations; and

- unforeseen business disruptions or other impacts due to political instability, civil disobedience, terrorism, geopolitical conflicts (including the ongoing conflict between Russia and Ukraine), extreme weather conditions, natural disasters, other pandemics or other calamities.

This discussion of uncertainties is by no means exhaustive but is designed to highlight important factors that may impact our outlook. We disclaim any obligation or intent to update forward-looking statements made by us in order to reflect new information, events or circumstances after the date they are made.

Item 7A. *Quantitative and Qualitative Disclosure About Market Risk*

The information presented in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk Sensitivity" is incorporated herein by reference.

Item 8. *Financial Statements and Supplementary Data*


INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


CAMPBELL SOUP COMPANY
Consolidated Statements of Earnings
(millions, except per share amounts)

	2023	2022	2021
Net sales	$ **9,357**	$ 8,562	$ 8,476
Costs and expenses			
Cost of products sold	**6,440**	5,935	5,665
Marketing and selling expenses	**811**	734	817
Administrative expenses	**654**	617	598
Research and development expenses	**92**	87	84
Other expenses / (income)	**32**	21	(254)
Restructuring charges	**16**	5	21
Total costs and expenses	**8,045**	7,399	6,931
Earnings before interest and taxes	**1,312**	1,163	1,545
Interest expense	**188**	189	210
Interest income	**4**	1	1
Earnings before taxes	**1,128**	975	1,336
Taxes on earnings	**270**	218	328
Earnings from continuing operations	**858**	757	1,008
Loss from discontinued operations	**—**	—	(6)
Net earnings	**858**	757	1,002
Less: Net earnings (loss) attributable to noncontrolling interests	**—**	—	—
Net earnings attributable to Campbell Soup Company	$ **858**	$ 757	$ 1,002
Per Share — Basic			
Earnings from continuing operations attributable to Campbell Soup Company	$ **2.87**	$ 2.51	$ 3.33
Loss from discontinued operations	**—**	—	(.02)
Net earnings attributable to Campbell Soup Company	$ **2.87**	$ 2.51	$ 3.31
Weighted average shares outstanding — basic	**299**	301	303
Per Share — Assuming Dilution			
Earnings from continuing operations attributable to Campbell Soup Company	$ **2.85**	$ 2.51	$ 3.30
Loss from discontinued operations	**—**	—	(.02)
Net earnings attributable to Campbell Soup Company[1]	$ **2.85**	$ 2.51	$ 3.29
Weighted average shares outstanding — assuming dilution	**301**	302	305

[1] Sum of the individual amounts may not add due to rounding.

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Statements of Comprehensive Income
(millions)

	2023 Pre-tax amount	2023 Tax benefit (expense)	2023 After-tax amount	2022 Pre-tax amount	2022 Tax benefit (expense)	2022 After-tax amount	2021 Pre-tax amount	2021 Tax benefit (expense)	2021 After-tax amount
Net earnings			**$ 858**			$ 757			$ 1,002
Other comprehensive income (loss):									
Foreign currency translation:									
Foreign currency translation adjustments	**$ (1)**	**$ —**	**(1)**	$ (6)	$ —	(6)	$ 12	$ —	12
Cash-flow hedges:									
Unrealized gains (losses) arising during the period	**5**	**(1)**	**4**	17	(3)	14	(5)	1	(4)
Reclassification adjustment for losses (gains) included in net earnings	**(10)**	**2**	**(8)**	(12)	2	(10)	8	(1)	7
Pension and other postretirement benefits:									
Reclassification of prior service credit included in net earnings	**—**	**—**	**—**	(1)	—	(1)	(5)	1	(4)
Other comprehensive income (loss)	**$ (6)**	**$ 1**	**(5)**	$ (2)	$ (1)	(3)	$ 10	$ 1	11
Total comprehensive income (loss)			**$ 853**			$ 754			$ 1,013
Total comprehensive income (loss) attributable to noncontrolling interests			—			—			(4)
Total comprehensive income (loss) attributable to Campbell Soup Company			**$ 853**			$ 754			$ 1,017

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Balance Sheets
(millions, except per share amounts)

		July 30, 2023		July 31, 2022
Current assets				
Cash and cash equivalents	$	189	$	109
Accounts receivable, net		529		541
Inventories		1,291		1,246
Other current assets		52		67
Total current assets		2,061		1,963
Plant assets, net of depreciation		2,398		2,343
Goodwill		3,965		3,979
Other intangible assets, net of amortization		3,142		3,198
Other assets		492		409
Total assets	$	12,058	$	11,892
Current liabilities				
Short-term borrowings	$	191	$	814
Accounts payable		1,306		1,334
Accrued liabilities		592		621
Dividends payable		113		114
Accrued income taxes		20		3
Total current liabilities		2,222		2,886
Long-term debt		4,498		3,996
Deferred taxes		1,067		1,074
Other liabilities		608		603
Total liabilities		8,395		8,559
Commitments and contingencies				
Campbell Soup Company shareholders' equity				
Preferred stock; authorized 40 shares; none issued		—		—
Capital stock, $.0375 par value; authorized 560 shares; issued 323 shares		12		12
Additional paid-in capital		420		415
Earnings retained in the business		4,451		4,040
Capital stock in treasury, at cost		(1,219)		(1,138)
Accumulated other comprehensive income (loss)		(3)		2
Total Campbell Soup Company shareholders' equity		3,661		3,331
Noncontrolling interests		2		2
Total equity		3,663		3,333
Total liabilities and equity	$	12,058	$	11,892

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Statements of Cash Flows
(millions)

	2023	2022	2021
Cash flows from operating activities:			
Net earnings	$ 858	$ 757	$ 1,002
Adjustments to reconcile net earnings to operating cash flow			
Restructuring charges	16	5	21
Stock-based compensation	63	59	64
Pension and postretirement benefit expense (income)	(22)	(7)	(267)
Depreciation and amortization	387	337	317
Deferred income taxes	(5)	21	137
Net loss on sales of businesses	13	—	11
Loss on extinguishment of debt	—	4	—
Other	100	88	86
Changes in working capital, net of divestitures			
Accounts receivable	(1)	48	(20)
Inventories	(64)	(314)	(77)
Other current assets	13	25	(28)
Accounts payable and accrued liabilities	(164)	200	(164)
Other	(51)	(42)	(47)
Net cash provided by operating activities	**1,143**	1,181	1,035
Cash flows from investing activities:			
Purchases of plant assets	(370)	(242)	(275)
Purchases of route businesses	(13)	(1)	(2)
Sales of route businesses	1	2	10
Sales of businesses	41	—	101
Other	1	11	8
Net cash used in investing activities	**(340)**	(230)	(158)
Cash flows from financing activities:			
Short-term borrowings, including commercial paper	3,677	1,173	320
Short-term repayments, including commercial paper	(3,749)	(997)	(580)
Long-term borrowings	500	—	—
Long-term repayments	(566)	—	(921)
Dividends paid	(447)	(451)	(439)
Treasury stock purchases	(142)	(167)	(36)
Treasury stock issuances	22	3	2
Payments related to tax withholding for stock-based compensation	(19)	(18)	(15)
Payments related to extinguishment of debt	—	(453)	—
Other	1	—	—
Net cash used in financing activities	**(723)**	(910)	(1,669)
Effect of exchange rate changes on cash	—	(1)	2
Net change in cash and cash equivalents	80	40	(790)
Cash and cash equivalents — beginning of period (including discontinued operations)	109	69	859
Less cash and cash equivalents discontinued operations - end of period	—	—	—
Cash and cash equivalents — end of period	$ 189	$ 109	$ 69

See accompanying Notes to Consolidated Financial Statements.

CAMPBELL SOUP COMPANY
Consolidated Statements of Equity
(millions, except per share amounts)

Campbell Soup Company Shareholders' Equity

	Capital Stock				Additional Paid-in Capital	Earnings Retained in the Business	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
	Issued		In Treasury						
	Shares	Amount	Shares	Amount					
Balance at August 2, 2020	323	$ 12	(21)	$ (1,023)	$ 394	$ 3,190	$ (10)	$ 6	$ 2,569
Net earnings (loss)						1,002		—	1,002
Other comprehensive income (loss)							15	(4)	11
Dividends ($1.46 per share)						(444)			(444)
Treasury stock purchased			(1)	(36)					(36)
Treasury stock issued under management incentive and stock option plans			1	38	20	(6)			52
Balance at August 1, 2021	323	12	(21)	(1,021)	414	3,742	5	2	3,154
Net earnings (loss)						757		—	757
Other comprehensive income (loss)							(3)	—	(3)
Dividends ($1.48 per share)						(451)			(451)
Treasury stock purchased			(4)	(167)					(167)
Treasury stock issued under management incentive and stock option plans			1	50	1	(8)			43
Balance at July 31, 2022	323	12	(24)	(1,138)	415	4,040	2	2	3,333
Net earnings (loss)						858		—	858
Other comprehensive income (loss)							(5)	—	(5)
Dividends ($1.48 per share)						(447)			(447)
Treasury stock purchased			(3)	(142)					(142)
Treasury stock issued under management incentive and stock option plans			2	61	5	—			66
Balance at July 30, 2023	323	$ 12	(25)	$ (1,219)	$ 420	$ 4,451	$ (3)	$ 2	$ 3,663

See accompanying Notes to Consolidated Financial Statements.

1. **Summary of Significant Accounting Policies**

In this Report, unless otherwise stated, the terms "we," "us," "our" and the "company" refer to Campbell Soup Company and its consolidated subsidiaries.

We are a manufacturer and marketer of high-quality, branded food and beverage products.

Basis of Presentation — The consolidated financial statements include our accounts and entities in which we maintain a controlling financial interest. Intercompany transactions are eliminated in consolidation. Our fiscal year ends on the Sunday nearest July 31. There were 52 weeks in 2023, 2022, and 2021.

Discontinued Operations — We present discontinued operations when there is a disposal of a component or a group of components that in our judgment represents a strategic shift that will have a major effect on our operations and financial results. We aggregate the results of operations for discontinued operations into a single line item in the Consolidated Statements of Earnings for all periods presented. General corporate overhead is not allocated to discontinued operations. See Note 3 for additional information.

Use of Estimates — Generally accepted accounting principles require management to make estimates and assumptions that affect assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

Revenue Recognition — Our revenues primarily consist of the sale of food and beverage products through our own sales force and/or third-party brokers and distribution partners. Revenues are recognized when our performance obligation has been satisfied and control of the product passes to our customers, which typically occurs when products are delivered or accepted by customers in accordance with terms of agreements. Shipping and handling costs incurred to deliver the product are recorded within Cost of products sold. Amounts billed and due from our customers are classified as Accounts receivable in the Consolidated Balance Sheets and require payment on a short-term basis. Revenues are recognized net of provisions for returns, discounts and certain sales promotion expenses, such as feature price discounts, in-store display incentives, cooperative advertising programs, new product introduction fees and coupon redemption costs. These forms of variable consideration are recognized upon sale. The recognition of costs for promotion programs involves the use of judgment related to performance and redemption estimates. Estimates are made based on historical experience and other factors, including expected volume. Historically, the difference between actual experience compared to estimated redemptions and performance has not been significant to the quarterly or annual financial statements. Differences between estimates and actual costs are recognized as a change in estimate in a subsequent period. Revenues are presented on a net basis for arrangements under which suppliers perform certain additional services. See Note 6 for additional information on disaggregation of revenue.

Cash and Cash Equivalents — All highly liquid debt instruments purchased with a maturity of three months or less are classified as cash equivalents.

Inventories — All inventories are valued at the lower of average cost or net realizable value.

Property, Plant and Equipment — Property, plant and equipment are recorded at historical cost and are depreciated over estimated useful lives using the straight-line method. Buildings and machinery and equipment are depreciated over periods not exceeding 45 years and 20 years, respectively. Assets are evaluated for impairment when conditions indicate that the carrying value may not be recoverable. Such conditions include significant adverse changes in business climate or a plan of disposal. Repairs and maintenance are charged to expense as incurred.

Goodwill and Intangible Assets — Goodwill and intangible assets deemed to have indefinite lives are not amortized but rather are tested at least annually in the fourth quarter for impairment, or more often if events or changes in circumstances indicate that the carrying amount of the asset may be impaired.

Goodwill is tested for impairment at the reporting unit level. A reporting unit represents an operating segment or a component of an operating segment. Goodwill is tested for impairment by either performing a qualitative evaluation or a quantitative test. The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. We may elect not to perform the qualitative assessment for some or all reporting units and perform a quantitative impairment test. Fair value is determined based on discounted cash flow analyses. The discounted estimates of future cash flows include significant management assumptions such as revenue growth rates, operating margins, weighted average costs of capital and future economic and market conditions. If the carrying value of the reporting unit exceeds fair value, goodwill is considered impaired. An impairment charge is recognized for the amount by which the carrying value of the reporting unit exceeds fair value, limited to the amount of goodwill in the reporting unit.

Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. If the carrying value exceeds fair value, an impairment charge will be recorded to reduce the asset to fair value.

See Note 5 for more information.

Leases — We determine if an agreement is or contains a lease at inception by evaluating if an identified asset exists that we control for a period of time. When a lease exists, we record a right-of-use (ROU) asset and a corresponding lease liability on our Consolidated Balance Sheets. ROU assets represent our right to use an underlying asset for the lease term and the corresponding liabilities represent an obligation to make lease payments during the term. We have elected not to record leases with a term of 12 months or less on our Consolidated Balance Sheets.

ROU assets are recorded on our Consolidated Balance Sheets at lease commencement based on the present value of the corresponding liabilities and are adjusted for any prepayments, lease incentives received, or initial direct costs incurred. To calculate the present value of our lease liabilities, we use a country-specific collateralized incremental borrowing rate based on the lease term at commencement. The measurement of our ROU assets and liabilities includes all fixed payments and any variable payments based on an index or rate.

Our leases generally include options to extend or terminate use of the underlying assets. These options are included in the lease term used to determine ROU assets and corresponding liabilities when we are reasonably certain we will exercise.

Our lease arrangements typically include non-lease components, such as common area maintenance and labor. We account for each lease and any non-lease components associated with that lease as a single lease component for all underlying asset classes with the exception of certain production assets. Accordingly, all costs associated with a lease contract are disclosed as lease costs. This includes any variable payments that are not dependent on an index or a rate and which are expensed as incurred.

Operating leases expense is recognized on a straight-line basis over the lease term with the expense recorded in Cost of products sold, Marketing and selling expenses, or Administrative expenses depending on the nature of the leased item.

For finance leases, the amortization of ROU lease assets is recognized on a straight-line basis over the shorter of the estimated useful life of the underlying asset or the lease term in Cost of products sold, Marketing and selling expenses, or Administrative expenses depending on the nature of the leased item. Interest expense on finance lease obligations is recorded using the effective interest method over the lease term and is recorded in Interest expense.

All operating lease cash payments and interest on finance leases are recorded within Net cash provided by operating activities and all finance lease principal payments are recorded within Net cash used in financing activities in our Consolidated Statements of Cash Flows.

See Note 10 for more information.

Derivative Financial Instruments — We use derivative financial instruments primarily for purposes of hedging exposures to fluctuations in foreign currency exchange rates, interest rates, commodities and equity-linked employee benefit obligations. We enter into these derivative contracts for periods consistent with the related underlying exposures, and the contracts do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes and do not use leveraged instruments. Our derivative programs include strategies that qualify and strategies that do not qualify for hedge accounting treatment. To qualify for hedge accounting, the hedging relationship, both at inception of the hedge and on an ongoing basis, is expected to be highly effective in achieving offsetting changes in the fair value of the hedged risk during the period that the hedge is designated.

All derivatives are recognized on the balance sheet at fair value. For derivatives that qualify for hedge accounting, we designate the derivative as a hedge of the fair value of a recognized asset or liability or a firm commitment (fair-value hedge) or a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash-flow hedge). Some derivatives may also be considered natural hedging instruments (changes in fair value act as economic offsets to changes in fair value of the underlying hedged item) and are not designated for hedge accounting.

Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of a fair-value hedge, along with the gain or loss on the underlying hedged asset or liability (including losses or gains on firm commitments), are recorded in current-period earnings. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. For derivatives that are designated and qualify as hedging instruments, the initial fair value of hedge components excluded from the assessment of effectiveness is recognized in earnings under a systematic and rational method over the life of the hedging instrument and is presented in the same statement of earnings line item as the earnings effect of the hedged item. Any difference between the change in the fair value of the hedge components excluded from the assessment of effectiveness and the amounts recognized in earnings is recorded as a component of other comprehensive income (loss). Changes in the fair value of derivatives that are not designated for hedge accounting are recognized in current-period earnings.

Cash flows from derivative contracts are included in Net cash provided by operating activities.

Supplier Finance Program Obligations — To manage our cash flow and related liquidity, we work with our suppliers to optimize our terms and conditions, including the extension of payment terms. Our current payment terms with our suppliers, which we deem to be commercially reasonable, generally range from 0 to 120 days. We also maintain agreements with third-party administrators that allow participating suppliers to track payment obligations from us, and, at the sole discretion of the supplier, sell those payment obligations to participating financial institutions. Our obligations to our suppliers, including amounts due and scheduled payment terms, are not impacted. Supplier participation in these agreements is voluntary. We have no economic interest in a supplier's decision to enter into these agreements and no direct financial relationship with the financial institutions. We have not pledged assets as security or provided any guarantees in connection with these arrangements. The payment of these obligations is included in cash provided by operating activities in the Consolidated Statements of Cash Flows. Amounts outstanding under these programs, which are included in Accounts payable on the Consolidated Balance Sheets, were $258 million at July 30, 2023, and $262 million at July 31, 2022.

Advertising Production Costs — Advertising production costs are expensed in the period that the advertisement first takes place or when a decision is made not to use an advertisement.

Research and Development Costs — The costs of research and development are expensed as incurred. Costs include expenditures for new product and manufacturing process innovation, and improvements to existing products and processes. Costs primarily consist of salaries, wages, consulting, and depreciation and maintenance of research facilities and equipment.

Income Taxes — Deferred tax assets and liabilities are recognized for the future impact of differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

2. Recent Accounting Pronouncements

Recently Adopted

In August 2018, the Financial Accounting Standards Board (FASB) issued guidance on accounting for implementation costs incurred in a cloud computing arrangement that is a service contract. The guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. The guidance is effective for fiscal years beginning after December 15, 2019. Entities have the option to apply the guidance prospectively to all implementation costs incurred after the date of adoption or retrospectively. Early adoption is permitted. We adopted the guidance on a prospective basis in the first quarter of 2021. The adoption did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued guidance that changes the disclosure requirements related to defined benefit pension and postretirement plans. The guidance is effective for fiscal years ending after December 15, 2020. The guidance is to be applied on a retrospective basis. We adopted the guidance in 2021. The adoption did not have a material impact on our consolidated financial statements.

In December 2019, the FASB issued guidance on simplifying the accounting for income taxes. The guidance removes certain exceptions to the general principles of accounting for income taxes and also improves consistent application of accounting by clarifying or amending existing guidance. We adopted the guidance in the first quarter of 2022. The adoption did not have an impact on our consolidated financial statements.

In September 2022, the FASB issued guidance that enhances the transparency of supplier finance programs by requiring disclosure of the key terms of these programs and a related rollforward of these obligations to understand the effect on working capital, liquidity and cash flows. The guidance is effective for fiscal years beginning after December 15, 2022, including interim periods in those fiscal years, except for the rollforward requirement, which is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted. We adopted the guidance in the fourth quarter of 2023, with the exception of the rollforward information. The adoption did not have a material impact on our consolidated financial statements.

3. Divestitures

Discontinued Operations

We completed the sale of our Kelsen business on September 23, 2019, and the sale of our Arnott's business and certain other international operations on December 23, 2019. In the third quarter of 2021, we recognized a $6 million loss due to tax expense from return-to-provision adjustments related to the sale of these businesses.

Under the terms of the sale of the Arnott's and certain other international operations, we entered into a long-term licensing arrangement for the exclusive rights to certain Campbell brands in certain non-U.S. markets. We provided certain transition services to support the divested businesses.

Other Divestitures

On May 30, 2023, we completed the sale of our Emerald nuts business for $41 million. We recognized a pre- and after-tax loss on the sale of $13 million. In connection with the sale, we provided certain transition services to support the business. The business had net sales of $51 million in 2023, $66 million in 2022, and $75 million in 2021. Earnings were not material in the periods. The results of the business through the date of sale were reflected within the Snacks reportable segment.

On May 3, 2021, we completed the sale of our Plum baby food and snacks business for $101 million. The purchase agreement contained customary representations, warranties, indemnifications and other obligations between us and the buyer. In addition, we agreed to indemnify the buyer for certain claims against the Plum baby food and snacks business alleging the presence of heavy metals in the products manufactured or sold on or prior to May 2, 2021, that were pending at the time of closing of the transaction or were asserted within two years thereafter. We recognized a pre-tax loss of $11 million and an after-tax gain on the sale of $3 million. The business had net sales of $68 million in 2021. Earnings were not material. The results of the business through the date of sale were reflected within the Meals & Beverages reportable segment.

4. Accumulated Other Comprehensive Income (Loss)

The components of Accumulated other comprehensive income (loss) consisted of the following:

(Millions)	Foreign Currency Translation Adjustments[1]		Cash-Flow Hedges[2]		Pension and Postretirement Benefit Plan Adjustments[3]		Total Accumulated Comprehensive Income (Loss)	
Balance at August 2, 2020	$	(10)	$	(7)	$	7	$	(10)
Other comprehensive income (loss) before reclassifications		16		(4)		—		12
Losses (gains) reclassified from accumulated other comprehensive income (loss)		—		7		(4)		3
Net current-period other comprehensive income (loss)		16		3		(4)		15
Balance at August 1, 2021	$	6	$	(4)	$	3	$	5
Other comprehensive income (loss) before reclassifications		(6)		14		—		8
Losses (gains) reclassified from accumulated other comprehensive income (loss)		—		(10)		(1)		(11)
Net current-period other comprehensive income (loss)		(6)		4		(1)		(3)
Balance at July 31, 2022	$	—	$	—	$	2	$	2
Other comprehensive income (loss) before reclassifications		**(1)**		**4**		**—**		**3**
Losses (gains) reclassified from accumulated other comprehensive income (loss)		**—**		**(8)**		**—**		**(8)**
Net current-period other comprehensive income (loss)		**(1)**		**(4)**		**—**		**(5)**
Balance at July 30, 2023	**$**	**(1)**	**$**	**(4)**	**$**	**2**	**$**	**(3)**

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[1] Included no tax as of July 30, 2023, July 31, 2022, August 1, 2021, and August 2, 2020.
[2] Included a tax benefit of $1 million as of July 30, 2023, no tax as of July 31, 2022, and a tax benefit of $1 million as of August 1, 2021 and August 2, 2020.
[3] Included tax expense of $1 million as of as of July 30, 2023, July 31, 2022 and August 1, 2021, and $2 million as of August 2, 2020.

Amounts related to noncontrolling interests were not material.

The amounts reclassified from Accumulated other comprehensive income (loss) consisted of the following:

(Millions)	2023		2022		2021	Location of Loss (Gain) Recognized in Earnings
Losses (gains) on cash-flow hedges:						
Commodity contracts	$	(3)	$ (14)	$	—	Cost of products sold
Foreign exchange forward contracts		(8)	1		6	Cost of products sold
Foreign exchange forward contracts		—	—		1	Other expenses / (income)
Forward starting interest rate swaps		1	1		1	Interest expense
Total before tax		(10)	(12)		8	
Tax expense (benefit)		2	2		(1)	
Loss (gain), net of tax	$	(8)	$ (10)	$	7	
Pension and postretirement benefit adjustments:						
Prior service credit	$	—	$ (1)	$	(5)	Other expenses / (income)
Tax expense (benefit)		—	—		1	
Loss (gain), net of tax	$	—	$ (1)	$	(4)	

5. Goodwill and Intangible Assets

Goodwill

The following table shows the changes in the carrying amount of goodwill:

(Millions)	Meals & Beverages	Snacks	Total
Net balance at August 1, 2021	$ 970	$ 3,011	$ 3,981
Amounts reclassified due to segment change[(1)]	25	(25)	—
Foreign currency translation adjustment	(2)	—	(2)
Net balance at July 31, 2022	$ 993	$ 2,986	$ 3,979
Divestiture[(2)]	—	(11)	(11)
Foreign currency translation adjustment	(3)	—	(3)
Net balance at July 30, 2023	$ 990	$ 2,975	$ 3,965

_____

[(1)] See Note 6 for additional information.
[(2)] See Note 3 for additional information on the sale of the Emerald nuts business.

Intangible Assets

The following table summarizes balance sheet information for intangible assets, excluding goodwill:

(Millions)	2023			2022		
	Cost	Accumulated Amortization	Net	Cost	Accumulated Amortization	Net
Amortizable intangible assets						
Customer relationships	$ 830	$ (229)	$ 601	$ 830	$ (181)	$ 649
Indefinite-lived trademarks						
Snyder's of Hanover			$ 620			$ 620
Lance			350			350
Kettle Brand			318			318
Pace			292			292
Pacific Foods			280			280
Cape Cod			187			187
Various other Snacks[1],[2]			494			502
Total indefinite-lived trademarks			$ 2,541			$ 2,549
Total net intangible assets			$ 3,142			$ 3,198

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[1] Associated with the acquisition of Snyder's-Lance, Inc. (Snyder's-Lance).

[2] An $8 million trademark was divested with the sale of the Emerald nuts business in 2023. See Note 3 for additional information.

Amortization expense was $48 million for 2023, $41 million for 2022 and $42 million for 2021. The increase in amortization expense in 2023 was a result of $7 million of accelerated amortization expense on customer relationships in the fourth quarter due to the loss of certain contract manufacturing customers. As of July 30, 2023, amortizable intangible assets had a weighted-average remaining useful life of 15 years. Amortization expense is estimated to be approximately $68 million in 2024, $59 million in 2025 and $34 million per year for the following three years.

As of the 2023 annual impairment testing, indefinite-lived trademarks with approximately 10% or less of excess coverage of fair value over carrying value had an aggregate carrying value of $434 million and included the *Pacific Foods* and certain other Snacks trademarks.

The estimates of future cash flows used in determining the fair value of goodwill and intangible assets involve significant management judgment and are based upon assumptions about expected future operating performance, economic conditions, market conditions and cost of capital. Inherent in estimating the future cash flows are uncertainties beyond our control, such as changes in capital markets. The actual cash flows could differ materially from management's estimates due to changes in business conditions, operating performance and economic conditions.

6. Segment Information

Our reportable segments are as follows:

- Meals & Beverages, which consists of our soup, simple meals and beverages products in retail and foodservice in the U.S. and Canada. The segment includes the following products: *Campbell's* condensed and ready-to-serve soups; *Swanson* broth and stocks; *Pacific Foods* broth, soups and non-dairy beverages; *Prego* pasta sauces; *Pace* Mexican sauces; *Campbell's* gravies, pasta, beans and dinner sauces; *Swanson* canned poultry; *V8* juices and beverages; and *Campbell's* tomato juice. The segment also includes snacking products in foodservice and Canada. The segment included the results of our Plum baby food and snacks business, which was sold on May 3, 2021; and

- Snacks, which consists of Pepperidge Farm cookies*, crackers, fresh bakery and frozen products, including *Goldfish* crackers*, *Snyder's of Hanover* pretzels*, *Lance* sandwich crackers*, *Cape Cod* potato chips*, *Kettle Brand* potato chips*, *Late July* snacks*, *Snack Factory* pretzel crisps*, *Pop Secret* popcorn, and other snacking products in retail in the U.S. We refer to the * brands as our "power brands." The segment also includes the retail business in Latin America. The segment included the results of our Emerald nuts business, which was sold on May 30, 2023.

Beginning in 2022, the foodservice and Canadian business formerly included in our Snacks segment is now managed as part of the Meals & Beverages segment. Segment results have been adjusted retrospectively to reflect this change.

We evaluate segment performance before interest, taxes and costs associated with restructuring activities and impairment charges. Unrealized gains and losses on outstanding undesignated commodity hedging activities are excluded from segment operating earnings and are recorded in Corporate as these open positions represent hedges of future purchases. Upon closing of the contracts, the realized gain or loss is transferred to segment operating earnings, which allows the segments to reflect the economic effects of the hedge without exposure to quarterly volatility of unrealized gains and losses. Only the service cost component of pension and postretirement expense is allocated to segments. All other components of expense, including interest cost, expected return on assets, amortization of prior service credits and recognized actuarial gains and losses are reflected in Corporate and not included in segment operating results. Asset information by segment is not discretely maintained for internal reporting or used in evaluating performance.

Our largest customer, Wal-Mart Stores, Inc. and its affiliates, accounted for approximately 22% of consolidated net sales in 2023 and 2022 and 21% in 2021. Both of our reportable segments sold products to Wal-Mart Stores, Inc. or its affiliates.

(Millions)		2023		2022		2021
Net sales						
Meals & Beverages	$	4,907	$	4,607	$	4,621
Snacks		4,450		3,955		3,855
Total	$	9,357	$	8,562	$	8,476

(Millions)		2023		2022		2021
Earnings before interest and taxes						
Meals & Beverages	$	894	$	874	$	922
Snacks		640		517		514
Corporate income (expense)[1]		(206)		(223)		130
Restructuring charges[2]		(16)		(5)		(21)
Total	$	1,312	$	1,163	$	1,545

(Millions)		2023		2022		2021
Depreciation and amortization						
Meals & Beverages	$	151	$	131	$	128
Snacks		211		185		169
Corporate[3]		25		21		20
Total	$	387	$	337	$	317

(Millions)		2023		2022		2021
Capital expenditures						
Meals & Beverages	$	129	$	76	$	61
Snacks		199		120		153
Corporate[3]		42		46		61
Total	$	370	$	242	$	275

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[1] Represents unallocated items. Pension and postretirement actuarial gains and losses are included in Corporate. There were actuarial gains of $15 million in 2023, losses of $44 million in 2022, and gains of $203 million in 2021. Costs related to the cost savings initiatives were $50 million, $26 million and $32 million in 2023, 2022 and 2021, respectively. Unrealized mark-to-market adjustments on outstanding undesignated commodity hedges were gains of $21 million in 2023, losses of $59 million in 2022, and gains of $50 million in 2021. Accelerated amortization expense related to customer relationship intangible assets was $7 million in 2023. A loss of $13 million on the sale of our Emerald nuts business was included in 2023. Transaction costs of $5 million associated with the pending acquisition of Sovos Brands, Inc. (Sovos Brands) was included in 2023. A loss of $11 million on the sale of our Plum baby food and snacks business was included in 2021.

[2] See Note 7 for additional information.

[3] Represents primarily corporate offices and enterprise-wide information technology systems.

Our net sales based on product categories are as follows:

(Millions)		2023		2022		2021
Net sales						
Soup	$	**2,740**	$	2,615	$	2,568
Snacks		**4,643**		4,103		3,989
Other simple meals		**1,205**		1,091		1,134
Beverages		**769**		753		785
Total	$	**9,357**	$	8,562	$	8,476

Soup includes various soup, broths and stock products. Snacks include cookies, pretzels, crackers, popcorn, nuts, potato chips, tortilla chips and other salty snacks and baked products. Other simple meals include sauces, gravies, pasta, beans, canned poultry and Plum products through May 3, 2021, when the business was sold. Beverages include *V8* juices and beverages, *Campbell's* tomato juice and *Pacific Foods* non-dairy beverages.

We are a North American focused company with over 90% of our net sales and long-lived assets related to our U.S. operations.

7. Restructuring Charges and Cost Savings Initiatives

Multi-year Cost Savings Initiatives and Snyder's-Lance Cost Transformation Program and Integration

Continuing Operations

Beginning in fiscal 2015, we implemented initiatives to reduce costs and to streamline our organizational structure.

Over the years, we expanded these initiatives by continuing to optimize our supply chain and manufacturing networks, as well as our information technology infrastructure.

On March 26, 2018, we completed the acquisition of Snyder's-Lance. Prior to the acquisition, Snyder's-Lance launched a cost transformation program following a comprehensive review of its operations with the goal of significantly improving its financial performance. We continued to implement this program and identified opportunities for additional cost synergies as we integrated Snyder's-Lance.

In 2022, we expanded these initiatives as we continue to pursue cost savings by further optimizing our supply chain and manufacturing network and through effective cost management. In the second quarter of 2023, we announced plans to consolidate our Snacks offices in Charlotte, North Carolina, and Norwalk, Connecticut, into our headquarters in Camden, New Jersey. Cost estimates for these expanded initiatives, as well as timing for certain activities, are continuing to be developed.

A summary of the pre-tax charges recorded in the Consolidated Statements of Earnings related to these initiatives is as follows:

(Millions)		2023		2022		2021		Recognized as of July 30, 2023
Restructuring charges	$	**16**	$	5	$	21	$	280
Administrative expenses		**24**		20		28		383
Cost of products sold		**18**		5		3		102
Marketing and selling expenses		**5**		1		1		19
Research and development expenses		**3**		—		—		7
Total pre-tax charges	$	**66**	$	31	$	53	$	791

A summary of the pre-tax costs associated with these initiatives is as follows:

(Millions)		Recognized as of July 30, 2023
Severance pay and benefits	$	240
Asset impairment/accelerated depreciation		106
Implementation costs and other related costs		445
Total	$	791

The total estimated pre-tax costs for actions that have been identified are approximately $885 million to $905 million and we expect to incur the costs through 2025. These estimates will be updated as the expanded initiatives are developed.

We expect the costs for actions that have been identified to date to consist of the following: approximately $245 million to $250 million in severance pay and benefits; approximately $140 million in asset impairment and accelerated depreciation; and approximately $500 million to $515 million in implementation costs and other related costs. We expect these pre-tax costs to be associated with our segments as follows: Meals & Beverages - approximately 32%; Snacks - approximately 43%; and Corporate - approximately 25%.

Of the aggregate $885 million to $905 million of pre-tax costs identified to date, we expect approximately $705 million to $725 million will be cash expenditures. In addition, we expect to invest approximately $620 million in capital expenditures through 2025, of which we invested $467 million as of July 30, 2023. The capital expenditures primarily relate to optimization of production within our Meals & Beverages manufacturing network, a U.S. warehouse optimization project, improvement of quality, safety and cost structure across the Snyder's-Lance manufacturing network, optimization of information technology infrastructure and applications, implementation of our existing SAP enterprise-resource planning system for Snyder's-Lance, enhancements to our headquarters in Camden, New Jersey, and optimization of the Snyder's-Lance warehouse and distribution network.

A summary of the restructuring activity and related reserves at July 30, 2023, is as follows:

(Millions)	Severance Pay and Benefits	Implementation Costs and Other Related Costs[3]	Asset Impairment/ Accelerated Depreciation	Other Non-Cash Exit Costs[4]	Total Charges
Accrued balance at August 1, 2021[1]	$ 7				
2022 charges	5	26	—	—	$ 31
2022 cash payments	(5)				
Accrued balance at July 31, 2022	$ 7				
2023 charges	**13**	**26**	**24**	**3**	**$ 66**
2023 cash payments	**(7)**				
Accrued balance at July 30, 2023[2]	**$ 13**				

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[1] Includes $1 million of severance pay and benefits recorded in Other liabilities in the Consolidated Balance Sheet.

[2] Includes $7 million of severance pay and benefits recorded in Other liabilities in the Consolidated Balance Sheet.

[3] Includes other costs recognized as incurred that are not reflected in the restructuring reserves in the Consolidated Balance Sheets. The costs are included in Administrative expenses, Cost of products sold, Marketing and selling expenses and Research and development expenses in the Consolidated Statements of Earnings.

[4] Includes non-cash costs that are not reflected in the restructuring reserves in the Consolidated Balance Sheets.

Segment operating results do not include restructuring charges, implementation costs and other related costs because we evaluate segment performance excluding such charges. A summary of the pre-tax costs associated with segments is as follows:

(Millions)	2023	Costs Incurred to Date
Meals & Beverages	$ 26	$ 251
Snacks	24	345
Corporate	16	195
Total	$ 66	$ 791

In addition, in the second quarter of 2021, we recorded a $19 million deferred tax charge in connection with a legal entity reorganization as part of the continued integration of Snyder's-Lance.

8. Earnings per Share (EPS)

For the periods presented in the Consolidated Statements of Earnings, the calculations of basic EPS and EPS assuming dilution vary in that the weighted average shares outstanding assuming dilution include the incremental effect of stock options and other share-based payment awards, except when such effect would be antidilutive. The earnings per share calculation for 2023 excludes less than 1 million stock options that would have been antidilutive. The earnings per share calculation for 2022 and 2021 excludes approximately 1 million stock options that would have been antidilutive.

9. Pension and Postretirement Benefits

Pension Benefits — We sponsor a number of noncontributory defined benefit pension plans to provide retirement benefits to eligible U.S. and non-U.S. employees. The benefits provided under these plans are based primarily on years of service and compensation levels. Benefits are paid from funds previously provided to trustees or are paid directly by us from general funds. In 1999, we implemented significant amendments to certain U.S. pension plans. Under a new formula, retirement benefits are determined based on percentages of annual pay and age. To minimize the impact of converting to the new formula, service and earnings credit continued to accrue for fifteen years for certain active employees participating in the plans under the old formula prior to the amendments. Employees will receive the benefit from either the new or old formula, whichever is higher. Effective as of January 1, 2011, our U.S. pension plans were amended so that employees hired or rehired on or after that date and who are not covered by collective bargaining agreements will not be eligible to participate in the plans. All collective bargaining units adopted this amendment by December 31, 2011.

In June 2023, we settled $245 million of our pension benefit obligations associated with approximately 6,000 retired participants currently receiving benefits within our U.S. defined benefit pension plans. A group annuity contract was purchased on behalf of these participants with a third-party insurance provider and funded directly by $241 million from the assets of our pension plans, resulting in an actuarial gain of $4 million.

Postretirement Benefits — We provide postretirement benefits, including health care and life insurance to eligible retired U.S. employees, and where applicable, their dependents. Accordingly, we sponsor a retiree medical program for eligible retired U.S. employees and fund applicable retiree medical accounts intended to provide reimbursement for eligible health care expenses on a tax-favored basis for retirees who satisfy certain eligibility requirements. Effective as of January 1, 2019, we no longer sponsor our own retiree medical coverage for substantially all retired U.S. employees that are Medicare eligible. Instead, we offer these Medicare-eligible retirees access to health care coverage through a private exchange and offer a health reimbursement account to subsidize benefits for a select group of such retirees. We also provide postretirement life insurance to all eligible U.S. employees who retired prior to January 1, 2018, as well as certain eligible retired employees covered by one of our collective bargaining agreements who retired prior to January 1, 2023.

Determining net periodic benefit expense (income) is dependent on various actuarial assumptions, including discount rates, expected return on plan assets, compensation increases, turnover rates and health care trend rates. Actuarial gains and losses are recognized immediately in Other expenses / (income) in the Consolidated Statements of Earnings as of the measurement date, which is our fiscal year end, or more frequently if an interim remeasurement is required. We use the fair value of plan assets to calculate the expected return on plan assets.

Components of net periodic benefit expense (income) were as follows:

(Millions)	Pension			Postretirement		
	2023	2022	2021	2023	2022	2021
Service cost	$ 13	$ 16	$ 18	$ —	$ —	$ —
Interest cost	73	49	41	7	3	4
Expected return on plan assets	(100)	(118)	(122)	—	—	—
Amortization of prior service credit	1	—	—	(1)	(1)	(5)
Actuarial losses (gains)	(6)	80	(197)	(9)	(36)	(6)
Net periodic benefit expense (income)	$ (19)	$ 27	$ (260)	$ (3)	$ (34)	$ (7)

The components of net periodic benefit expense (income) other than the service cost component are included in Other expenses / (income) in the Consolidated Statements of Earnings.

The pension actuarial gains recognized in 2023 were primarily due to increases in discount rates used to determine the benefit obligation and the gain from the annuity settlement, partially offset by losses on plan assets and plan experience. The pension actuarial losses recognized in 2022 were primarily due to losses on plan assets, partially offset by increases in discount rates used to determine the benefit obligation. The pension actuarial gains recognized in 2021 were primarily due to higher than anticipated investment gains on plan assets and increases in discount rates used to determine the benefit obligation.

The postretirement actuarial gains recognized in 2023, 2022 and 2021 were primarily due to increases in discount rates used to determine the benefit obligation.

Change in benefit obligation:

(Millions)	Pension		Postretirement	
	2023	**2022**	**2023**	**2022**
Obligation at beginning of year	$ **1,737**	$ 2,186	$ **172**	$ 222
Service cost	**13**	16	**—**	—
Interest cost	**73**	49	**7**	3
Actuarial losses (gains)	**(108)**	(310)	**(9)**	(36)
Benefits paid	**(104)**	(106)	**(17)**	(17)
Settlements	**(352)**	(89)	**—**	—
Other	**—**	(6)	**—**	—
Foreign currency adjustment	**(2)**	(3)	**—**	—
Benefit obligation at end of year	$ **1,257**	$ 1,737	$ **153**	$ 172

Change in the fair value of pension plan assets:

(Millions)	**2023**	**2022**
Fair value at beginning of year	$ **1,763**	$ 2,220
Actual return on plan assets	**(1)**	(272)
Employer contributions	**1**	—
Benefits paid	**(91)**	(92)
Settlements	**(352)**	(89)
Foreign currency adjustment	**(4)**	(4)
Fair value at end of year	$ **1,316**	$ 1,763

Net amounts recognized in the Consolidated Balance Sheets:

(Millions)	Pension		Postretirement	
	2023	**2022**	**2023**	**2022**
Other assets	$ **164**	$ 146	$ **—**	$ —
Accrued liabilities	**10**	13	**18**	19
Other liabilities	**95**	107	**135**	153
Net amounts recognized asset / (liability)	$ **59**	$ 26	$ **(153)**	$ (172)

Amounts recognized in Accumulated other comprehensive income (loss) consist of:

(Millions)	Pension		Postretirement	
	2023	**2022**	**2023**	**2022**
Prior service credit (cost)	$ **—**	$ (1)	$ **3**	$ 4

The change in amounts recognized in Accumulated other comprehensive income (loss) associated with postretirement benefits was due to amortization in 2023 and 2022.

The following table provides information for pension plans with projected benefit obligations in excess of plan assets and accumulated benefit obligations in excess of plan assets:

(Millions)	**2023**	**2022**
Projected benefit obligation	$ **105**	$ 120
Accumulated benefit obligation	$ **104**	$ 118
Fair value of plan assets	$ **—**	$ —

The accumulated benefit obligation for all pension plans was $1.24 billion at July 30, 2023, and $1.716 billion at July 31, 2022.

Weighted-average assumptions used to determine benefit obligations at the end of the year:

	Pension		Postretirement	
	2023	2022	2023	2022
Discount rate	**5.46%**	4.58%	**5.47%**	4.48%
Rate of compensation increase	**3.23%**	3.23%	**3.25%**	3.25%
Interest crediting rate	**4.00%**	4.00%	Not applicable	

Weighted-average assumptions used to determine net periodic benefit cost for the years ended:

	Pension		
	2023	2022	2021
Discount rate	**5.03%**	3.13%	2.47%
Expected return on plan assets	**6.40%**	5.82%	6.01%
Rate of compensation increase	**3.23%**	3.23%	3.23%
Interest crediting rate	**4.00%**	4.00%	4.00%

The discount rate is established as of the measurement date. In establishing the discount rate, we review published market indices of high-quality debt securities, adjusted as appropriate for duration. In addition, independent actuaries apply high-quality bond yield curves to the expected benefit payments of the plans. The expected return on plan assets is a long-term assumption based upon historical experience and expected future performance, considering our current and projected investment mix. This estimate is based on an estimate of future inflation, long-term projected real returns for each asset class and a premium for active management.

The discount rate used to determine net periodic postretirement expense was 4.48% in 2023, 2.37% in 2022, and 2.15% in 2021.

Assumed health care cost trend rates at the end of the year:

	2023	2022
Health care cost trend rate assumed for next year	**6.50%**	6.50%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	**5.00%**	5.00%
Year that the rate reaches the ultimate trend rate	**2030**	2027

Pension Plan Assets

The fundamental goal underlying the investment policy is to ensure that the assets of the plans are invested in a prudent manner to meet the obligations of the plans as these obligations come due. The primary investment objectives include providing a total return which will promote the goal of benefit security by attaining an appropriate ratio of plan assets to plan obligations, to provide for real asset growth while also tracking plan obligations, to diversify investments across and within asset classes, to reduce the impact of losses in single investments, and to follow investment practices that comply with applicable laws and regulations.

The primary policy objectives will be met by investing assets to achieve a reasonable tradeoff between return and risk relative to plan obligations. This includes investing a portion of the assets in funds selected in part to hedge the interest rate sensitivity to plan obligations.

The portfolio includes investments in the following asset classes: fixed income, equity, real estate and alternatives. Fixed income will provide a moderate expected return and partially hedge the exposure to interest rate risk of the plans' obligations. Equities are used for their high expected return. Additional asset classes are used to provide diversification.

Asset allocation is monitored on an ongoing basis relative to the established asset class targets. The interaction between plan assets and benefit obligations is periodically studied to assist in the establishment of strategic asset allocation targets. The investment policy permits variances from the targets within certain parameters. Asset rebalancing occurs when the underlying asset class allocations move outside these parameters, at which time the asset allocation is rebalanced back to the policy target weight.

Our year-end pension plan weighted-average asset allocations by category were:

	Strategic Target	2023	2022
Equity securities	26%	**27%**	34%
Debt securities	68%	**66%**	59%
Real estate and other	6%	**7%**	7%
Total	100%	**100%**	100%

Pension plan assets are categorized based on the following fair value hierarchy:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

- Level 3: Unobservable inputs, which are valued based on our estimates of assumptions that market participants would use in pricing the asset or liability.

The following table presents our pension plan assets by asset category at July 30, 2023, and July 31, 2022:

(Millions)	Fair Value as of July 30, 2023	Fair Value Measurements at July 30, 2023 Using Fair Value Hierarchy			Fair Value as of July 31, 2022	Fair Value Measurements at July 31, 2022 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Short-term investments	$ 7	$ 3	$ 4	$ —	$ 33	$ 27	$ 6	$ —
Equities:								
U.S.	53	51	2	—	78	75	3	—
Non-U.S.	116	115	1	—	162	162	—	—
Corporate bonds:								
U.S.	448	—	448	—	571	—	571	—
Non-U.S.	87	—	87	—	119	—	119	—
Government and agency bonds:								
U.S.	183	—	183	—	224	—	224	—
Non-U.S.	14	—	14	—	20	—	20	—
Municipal bonds	15	—	15	—	19	—	19	—
Mortgage and asset backed securities	19	—	19	—	15	—	15	—
Real estate	2	1	—	1	4	2	—	2
Hedge funds	8	—	—	8	11	—	—	11
Derivative assets	4	—	4	—	10	—	10	—
Derivative liabilities	(3)	—	(3)	—	(5)	—	(5)	—
Total assets at fair value	$ 953	$ 170	$ 774	$ 9	$ 1,261	$ 266	$ 982	$ 13
Investments measured at net asset value:								
Short-term investments	$ 69				$ 27			
Commingled equity funds	158				307			
Commingled fixed income funds	79				87			
Real estate	73				99			
Hedge funds	2				14			
Total investments measured at net asset value:	$ 381				$ 534			
Other items to reconcile to fair value	(18)				(32)			
Total pension plan assets at fair value	$ 1,316				$ 1,763			

Short-term investments — Investments include cash and cash equivalents, and various short-term debt instruments and short-term investment funds. Institutional short-term investment vehicles valued daily are classified as Level 1 at cost which approximates market value. Short-term debt instruments are classified at Level 2 and are valued based on bid quotations and recent trade data for identical or similar obligations. Other investments valued based upon net asset value are included as a reconciling item to the fair value table.

Equities — Generally common stocks and preferred stocks are classified as Level 1 and are valued using quoted market prices in active markets.

Corporate bonds — These investments are valued based on quoted market prices, yield curves and pricing models using current market rates.

Government and agency bonds — These investments are generally valued based on bid quotations and recent trade data for identical or similar obligations.

Municipal bonds — These investments are valued based on quoted market prices, yield curves and pricing models using current market rates.

Mortgage and asset backed securities — These investments are valued based on prices obtained from third party pricing sources. The prices from third party pricing sources may be based on bid quotes from dealers and recent trade data. Mortgage backed securities are traded in the over-the-counter market.

Real estate — Real estate investments consist of real estate investment trusts, property funds and limited partnerships. Real estate investment trusts are classified as Level 1 and are valued based on quoted market prices. Property funds are classified as either Level 2 or Level 3 depending upon whether liquidity is limited or there are few observable market participant transactions. Property funds are valued based on third party appraisals. Limited partnerships are valued based upon valuations provided by the general partners of the funds. The values of limited partnerships are based upon an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sales transactions with third parties, expected cash flows and market-based information, including comparable transactions and performance multiples among other factors. The investments are classified as Level 3 since the valuation is determined using unobservable inputs. Real estate investments valued at net asset value are included as a reconciling item to the fair value table.

Hedge funds — Hedge fund investments include hedge funds valued based upon a net asset value derived from the fair value of underlying securities. Hedge fund investments that are subject to liquidity restrictions or that are based on unobservable inputs are classified as Level 3. Hedge fund investments may include long and short positions in equity and fixed income securities, derivative instruments such as futures and options, commodities and other types of securities. Hedge fund investments valued at net asset value are included as a reconciling item to the fair value table.

Derivatives — Derivative financial instruments include forward currency contracts, futures contracts, options contracts, interest rate swaps and credit default swaps. Derivative financial instruments are classified as Level 2 and are valued based on observable market transactions or prices.

Commingled funds — Investments in commingled funds are not traded in active markets. Commingled funds are valued based on the net asset values of such funds and are included as a reconciling item to the fair value table.

Other items to reconcile to fair value of plan assets included amounts due for securities sold, amounts payable for securities purchased and other payables.

The following table summarizes the changes in fair value of Level 3 investments for the years ended July 30, 2023, and July 31, 2022:

(Millions)	Real Estate	Hedge Funds	Total
Fair value at July 31, 2022	$ 2	$ 11	$ 13
Actual return on plan assets	—	(1)	(1)
Purchases, sales and settlements, net	(1)	(2)	(3)
Transfers out of Level 3	—	—	—
Fair value at July 30, 2023	$ 1	$ 8	$ 9

(Millions)	Real Estate	Hedge Funds	Total
Fair value at August 1, 2021	$ 3	$ 30	$ 33
Actual return on plan assets	—	1	1
Purchases, sales and settlements, net	(1)	(20)	(21)
Transfers out of Level 3	—	—	—
Fair value at July 31, 2022	$ 2	$ 11	$ 13

Estimated future benefit payments are as follows:

(Millions)		Pension		Postretirement
2024	$	127	$	19
2025	$	118	$	17
2026	$	115	$	16
2027	$	110	$	15
2028	$	107	$	14
2029-2033	$	486	$	60

The estimated future benefit payments include payments from funded and unfunded plans.

We do not expect contributions to pension plans to be material in 2024.

Defined Contribution Plans — We sponsor a 401(k) Retirement Plan that covers substantially all U.S. employees and provide a matching contribution of 100% of employee contributions up to 4% of eligible compensation. In addition, for employees not eligible to participate in defined benefit plans that we sponsor, we provide a contribution equal to 3% of eligible compensation regardless of their participation in the 401(k) Retirement Plan. Amounts charged to Costs and expenses were $73 million in 2023, $69 million in 2022 and $64 million in 2021.

10. Leases

We lease warehouse and distribution facilities, office space, manufacturing facilities, equipment and vehicles, primarily through operating leases.

Leases recorded on our Consolidated Balance Sheet have remaining terms primarily from 1 to 12 years.

Our fleet leases generally include residual value guarantees that are assessed at lease inception in determining ROU assets and corresponding liabilities. No other significant restrictions or covenants are included in our leases.

The components of lease costs were as follows:

(Millions)		2023		2022		2021
Operating lease cost	$	86	$	79	$	80
Finance lease - amortization of ROU assets		16		17		6
Short-term lease cost		64		56		48
Variable lease cost[1]		207		202		201
Sublease income		—		—		(2)
Total	$	373	$	354	$	333

[1] Includes labor and other overhead included in our service contracts with embedded leases.

The following table summarizes the lease amounts recorded in the Consolidated Balance Sheets:

(Millions)	Balance Sheet Classification	Operating Leases			
		2023		2022	
ROU assets, net	Other assets	$	275	$	239
Lease liabilities (current)	Accrued liabilities	$	70	$	62
Lease liabilities (noncurrent)	Other liabilities	$	208	$	177

(Millions)	Balance Sheet Classification	Financing Leases			
		2023		2022	
ROU assets, net	Plant assets, net of depreciation	$	27	$	28
Lease liabilities (current)	Short-term borrowings	$	13	$	14
Lease liabilities (noncurrent)	Long-term debt	$	15	$	16

Weighted-average lease terms and discount rates were as follows:

	July 30, 2023		July 31, 2022	
	Operating	Finance	Operating	Finance
Weighted-average remaining term in years	5.1	2.6	5.7	2.4
Weighted-average discount rate	3.2 %	2.8 %	2.2 %	0.8 %

Future minimum lease payments are as follows:

	July 30, 2023	
(Millions)	Operating	Finance
2024	$ 77	$ 13
2025	71	8
2026	48	7
2027	37	1
2028	24	—
Thereafter	46	—
Total future undiscounted lease payments	303	29
Less imputed interest	25	1
Total reported lease liability	$ 278	$ 28

The following table summarizes cash flow and other information related to leases:

(Millions)	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	$ 84	$ 78
Financing cash flows from finance leases	$ 17	$ 17
ROU assets obtained in exchange for lease obligations:		
Operating leases	$ 117	$ 79
Finance leases	$ 17	$ 16

11. Taxes on Earnings

The provision for income taxes on earnings from continuing operations consists of the following:

(Millions)	2023	2022	2021
Income taxes:			
Currently payable:			
Federal	$ 229	$ 160	$ 151
State	39	22	34
Non-U.S.	7	15	6
	275	197	191
Deferred:			
Federal	(8)	29	102
State	2	(6)	33
Non-U.S.	1	(2)	2
	(5)	21	137
	$ 270	$ 218	$ 328

(Millions)	2023		2022		2021
Earnings from continuing operations before income taxes:					
United States	$	1,105	$	948	$	1,308
Non-U.S.		23		27		28
	$	1,128	$	975	$	1,336

The following is a reconciliation of the effective income tax rate on continuing operations to the U.S. federal statutory income tax rate:

	2023	2022	2021
Federal statutory income tax rate	21.0 %	21.0 %	21.0 %
State income taxes (net of federal tax benefit)	2.9	2.2	2.8
Tax effect of international items	—	0.7	0.2
State income tax law changes	0.1	(1.0)	0.3
Divestiture impact on deferred taxes	—	—	(0.9)
Legal entity reorganization	—	—	1.4
Capital loss on the sale of the Plum baby food and snacks business	—	—	(1.3)
Capital loss valuation allowance on the sale of the Plum baby food and snacks business	—	—	1.3
Other	(0.1)	(0.5)	(0.2)
Effective income tax rate	23.9 %	22.4 %	24.6 %

In the second quarter of 2021, we recorded a $19 million deferred tax charge in connection with a legal entity reorganization as part of the continued integration of Snyder's-Lance.

On August 16, 2022, the Inflation Reduction Act (IRA) was signed into law. The IRA introduces a corporate alternative minimum tax beginning in 2024, a 1% excise tax on share repurchases in excess of issuances after January 1, 2023, and several tax incentives to promote clean energy. Any excise tax incurred is recognized as part of the cost basis of the shares acquired in the Consolidated Statements of Equity. We do not expect the provisions of the IRA to have a material impact on our consolidated financial statements.

Deferred tax liabilities and assets are comprised of the following:

(Millions)	2023		2022
Depreciation	$	340	$	354
Amortization		881		870
Operating lease ROU assets		69		54
Pension		39		35
Other		8		9
Deferred tax liabilities		1,337		1,322
Benefits and compensation		112		119
Pension benefits		25		28
Tax loss carryforwards		10		13
Capital loss carryforwards		114		115
Operating lease liabilities		69		54
Capitalized research and development		15		—
Other		56		52
Gross deferred tax assets		401		381
Deferred tax asset valuation allowance		(129)		(131)
Deferred tax assets, net of valuation allowance		272		250
Net deferred tax liability	$	1,065	$	1,072

At July 30, 2023, our U.S. and non-U.S. subsidiaries had tax loss carryforwards of approximately $192 million. Of these carryforwards, $4 million may be carried forward indefinitely, and $188 million expire between 2024 and 2037, with the majority expiring after 2028. At July 30, 2023, deferred tax asset valuation allowances have been established to offset $40 million of these tax loss carryforwards. Additionally, as of July 30, 2023, our U.S. and non-U.S. subsidiaries had capital loss carryforwards of approximately $474 million, all of which were offset by valuation allowances. Of these capital loss carryforwards, $349 million expire in 2024, $77 million expire in 2026, and $48 million may be carried forward indefinitely.

The net change in the deferred tax asset valuation allowance in 2023 was a decrease of $2 million. The decrease was primarily due to state tax loss carryforwards. The net change in the deferred tax asset valuation allowance in 2022 was a decrease of $11 million. The decrease was primarily due to the liquidation of an inactive subsidiary. The net change in the deferred tax asset valuation allowance in 2021 was an increase of $20 million. The increase was primarily due to the sale of the Plum baby food and snacks business.

As of July 30, 2023, other deferred tax assets included $12 million of state tax credit carryforwards related to various states that expire in 2025. As of July 31, 2022, other deferred tax assets included $13 million of state tax credit carryforwards. As of July 30, 2023, and July 31, 2022, deferred tax asset valuation allowances have been established to offset the state tax credit carryforwards.

As of July 30, 2023, we had approximately $11 million of undistributed earnings of foreign subsidiaries which are deemed to be permanently reinvested and for which we have not recognized a deferred tax liability. We estimate that the tax liability that might be incurred if permanently reinvested earnings were remitted to the U.S. would not be material. Foreign subsidiary earnings in 2021 and thereafter are not considered permanently reinvested and we have therefore recognized a deferred tax liability and expense.

A reconciliation of the activity related to unrecognized tax benefits follows:

(Millions)	2023		2022		2021	
Balance at beginning of year	$	14	$	22	$	23
Increases related to prior-year tax positions		—		4		—
Decreases related to prior-year tax positions		—		(10)		(1)
Increases related to current-year tax positions		2		1		3
Settlements		—		(2)		—
Lapse of statute		(1)		(1)		(3)
Balance at end of year	$	15	$	14	$	22

The increase of unrecognized tax benefits was primarily due current-year tax positions. The amount of unrecognized tax benefits that, if recognized, would impact the annual effective tax rate was $12 million as of July 30, 2023, and July 31, 2022, and $18 million as of August 1, 2021. The total amount of unrecognized tax benefits can change due to audit settlements, tax examination activities, statute expirations and the recognition and measurement criteria under accounting for uncertainty in income taxes.

Our accounting policy for interest and penalties attributable to income taxes is to reflect any expense or benefit as a component of our income tax provision. The total amount of interest and penalties recognized in the Consolidated Statements of Earnings was not material in 2023, 2022, and 2021. The total amount of interest and penalties recognized in the Consolidated Balance Sheets in Other liabilities was $5 million as of July 30, 2023, and $4 million as of July 31, 2022.

We file income tax returns in the U.S. federal jurisdiction and various state and non-U.S. jurisdictions. In the normal course of business, we are subject to examination by taxing authorities, including the U.S. and Canada. With limited exceptions, we have been audited for income tax purposes in the U.S. through 2021 and in Canada through 2016. In addition, several state income tax examinations are in progress for the years 2017 to 2021.

12. Short-term Borrowings and Long-term Debt

Short-term borrowings consist of the following:

(Millions)	2023	2022
Commercial paper	$ 178	$ 235
Notes	—	566
Finance leases	13	14
Other[1]	—	(1)
Total short-term borrowings	$ 191	$ 814

[1] Includes unamortized net discount/premium on debt issuances and debt issuance costs.

The weighted-average interest rate of commercial paper, which consisted of U.S. borrowings, was 5.43% as of July 30, 2023, and 2.63% as of July 31, 2022.

As of July 30, 2023, we issued $29 million of standby letters of credit. On September 27, 2021, we entered into a committed revolving credit facility totaling $1.85 billion scheduled to mature on September 27, 2026. This facility remained unused at July 30, 2023, except for $1 million of standby letters of credit that we issued under it. The facility contains customary covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the credit facility) of not less than 3.25:1.00, measured quarterly, and customary events of default for credit facilities of this type. Loans under this facility will bear interest at the rates specified in the facility, which vary based on the type of loan and certain other customary conditions. The facility supports our commercial paper program and other general corporate purposes.

On April 4, 2023, we entered into an amendment to our existing revolving credit facility to replace remaining LIBOR-based benchmark rates applicable to borrowings under the revolving credit facility with SOFR-based benchmark rates, in advance of the cessation of LIBOR occurring on June 30, 2023.

Long-term debt consists of the following:

(Millions)	2023	2022
3.65% Notes due March 15, 2023	$ —	$ 566
3.95% Notes due March 15, 2025	850	850
3.30% Notes due March 19, 2025	300	300
Variable-rate term loan due November 15, 2025	500	—
4.15% Notes due March 15, 2028	1,000	1,000
2.375% Notes due April 24, 2030	500	500
3.80% Notes due August 2, 2042	163	163
4.80% Notes due March 15, 2048	700	700
3.125% Notes due April 24, 2050	500	500
Finance leases	15	16
Other[1]	(30)	(34)
Total	$ 4,498	$ 4,561
Less current portion	—	565
Total long-term debt	$ 4,498	$ 3,996

[1] Includes unamortized net discount/premium on debt issuances and debt issuance costs.

Principal amounts of long-term debt mature as follows:

(Millions)		
2025	$	1,158
2026	$	507
2027	$	—
2028	$	1,000
Thereafter	$	1,863

Debt Extinguishments

On March 4, 2022, we completed the redemption of all $450 million outstanding aggregate principal amount of our 2.50% Senior Notes due August 2, 2022. The consideration for the redemption was $453 million, including $3 million of premium. We recognized a loss of $4 million (including the $3 million of premium and other costs), which was recorded in Interest expense in the Consolidated Statement of Earnings. In addition, we paid accrued and unpaid interest on the redeemed notes through the date of settlement. We used a combination of cash on hand and short-term debt to fund the redemption.

Debt Repayments

In March 2023, we repaid our 3.65% $566 million Notes.

In March 2021, we repaid our 3.30% $321 million Notes and floating rate $400 million Notes, and in May 2021, we repaid our 8.875% $200 million Notes.

Debt Issuances

On November 15, 2022, we entered into a delayed draw term loan credit agreement (the DDTL Credit Agreement) totaling up to $500 million scheduled to mature on November 15, 2025. Loans under the DDTL Credit Agreement bear interest at the rates specified in the DDTL Credit Agreement, which vary based on the type of loan and certain other conditions. The DDTL Credit Agreement contains customary representations and warranties, affirmative and negative covenants, including a financial covenant with respect to a minimum consolidated interest coverage ratio of consolidated adjusted EBITDA to consolidated interest expense (as each is defined in the DDTL Credit Agreement) of not less than 3.25:1.00, and events of default for credit facilities of this type. We borrowed $500 million under the DDTL Credit Agreement on March 13, 2023, and used the proceeds and cash on hand to repay the 3.65% $566 million Notes that matured on March 15, 2023.

13. Financial Instruments

The principal market risks to which we are exposed are changes in foreign currency exchange rates, interest rates and commodity prices. In addition, we are exposed to equity price changes related to certain deferred compensation obligations. In order to manage these exposures, we follow established risk management policies and procedures, including the use of derivative contracts such as swaps, rate locks, options, forwards and commodity futures. We enter into these derivative contracts for periods consistent with the related underlying exposures, and the contracts do not constitute positions independent of those exposures. We do not enter into derivative contracts for speculative purposes and do not use leveraged instruments. Our derivative programs include instruments that qualify for hedge accounting treatment and instruments that are not designated as accounting hedges.

Concentration of Credit Risk

We are exposed to the risk that counterparties to derivative contracts will fail to meet their contractual obligations. To mitigate counterparty credit risk, we enter into contracts only with carefully selected, leading, credit-worthy financial institutions, and distribute contracts among several financial institutions to reduce the concentration of credit risk. We did not have credit risk-related contingent features in our derivative instruments as of July 30, 2023, or July 31, 2022.

We are also exposed to credit risk from our customers. During 2023, our largest customer accounted for approximately 22% of consolidated net sales. Our five largest customers accounted for approximately 47% of our consolidated net sales in 2023.

We closely monitor credit risk associated with counterparties and customers.

Foreign Currency Exchange Risk

We are exposed to foreign currency exchange risk, primarily the Canadian dollar, related to intercompany transactions and third-party transactions. We utilize foreign exchange forward purchase and sale contracts to hedge these exposures. The contracts are either designated as cash-flow hedging instruments or are undesignated. We hedge portions of our forecasted foreign currency transaction exposure with foreign exchange forward contracts for periods typically up to 18 months. The notional amount of foreign exchange forward contracts accounted for as cash-flow hedges was $125 million as of

July 30, 2023, and $140 million as of July 31, 2022. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. For derivatives that are designated and qualify as hedging instruments, the initial fair value of hedge components excluded from the assessment of effectiveness is recognized in earnings under a systematic and rational method over the life of the hedging instrument and is presented in the same statement of earnings line item as the earnings effect of the hedged item. Any difference between the change in the fair value of the hedge components excluded from the assessment of effectiveness and the amounts recognized in earnings is recorded as a component of other comprehensive income (loss). The notional amount of foreign exchange forward contracts that are not designated as accounting hedges was $15 million as of July 30, 2023, and $13 million as of July 31, 2022.

Interest Rate Risk

We manage our exposure to changes in interest rates by optimizing the use of variable-rate and fixed-rate debt and by utilizing interest rate swaps in order to maintain our variable-to-total debt ratio within targeted guidelines. There were no interest rate swaps outstanding as of July 30, 2023, or July 31, 2022.

Commodity Price Risk

We principally use a combination of purchase orders and various short- and long-term supply arrangements in connection with the purchase of raw materials, including certain commodities and agricultural products. We also enter into commodity futures, options and swap contracts to reduce the volatility of price fluctuations of wheat, diesel fuel, natural gas, soybean oil, aluminum, cocoa, corn, soybean meal and butter. Commodity futures, options and swap contracts are either designated as cash-flow hedging instruments or are undesignated. We hedge a portion of commodity requirements for periods typically up to 18 months. There were no commodity contracts designated as cash-flow hedges as of July 30, 2023. The notional amount of commodity contracts designated as cash-flow hedges was $3 million as of July 31, 2022. Changes in the fair value on the portion of the derivative included in the assessment of hedge effectiveness of cash-flow hedges are recorded in other comprehensive income (loss), until earnings are affected by the variability of cash flows. The notional amount of commodity contracts not designated as accounting hedges was $194 million as of July 30, 2023, and $254 million as of July 31, 2022. The change in fair value on undesignated instruments is recorded in Cost of products sold.

We have a supply contract under which prices for certain raw materials are established based on anticipated volume requirements over a twelve-month period. Certain prices under the contract are based in part on certain component parts of the raw materials that are in excess of our needs or not required for our operations, thereby creating an embedded derivative requiring bifurcation. We net settle amounts due under the contract with our counterparty. The notional amount was approximately $47 million as of July 30, 2023, and $39 million as of July 31, 2022. The change in fair value on the embedded derivative is recorded in Cost of products sold.

Deferred Compensation Obligation Price Risk

We enter into swap contracts which hedge a portion of exposures relating to the total return of certain deferred compensation obligations. These contracts are not designated as hedges for accounting purposes. Unrealized gains (losses) and settlements are included in Administrative expenses in the Consolidated Statements of Earnings. We enter into these contracts for periods typically not exceeding 12 months. The notional amounts of the contracts as of July 30, 2023, and July 31, 2022, were $42 million and $50 million, respectively.

The following tables summarize the fair value of derivative instruments on a gross basis as recorded in the Consolidated Balance Sheets as of July 30, 2023, and July 31, 2022:

(Millions)	Balance Sheet Classification	2023		2022	
Asset Derivatives					
Derivatives designated as hedges:					
Commodity contracts	Other current assets	$	—	$	3
Foreign exchange forward contracts	Other current assets		—		2
Total derivatives designated as hedges		$	—	$	5
Derivatives not designated as hedges:					
Commodity contracts	Other current assets	$	15	$	20
Deferred compensation contracts	Other current assets		4		—
Commodity contracts	Other assets		1		—
Total derivatives not designated as hedges		$	20	$	20
Total asset derivatives		$	20	$	25

(Millions)	Balance Sheet Classification	2023	2022
Liability Derivatives			
Derivatives designated as hedges:			
Foreign exchange forward contracts	Accrued liabilities	$ 1	$ —
Total derivatives designated as hedges		$ 1	$ —
Derivatives not designated as hedges:			
Commodity contracts	Accrued liabilities	$ 5	$ 30
Deferred compensation contracts	Accrued liabilities	—	4
Total derivatives not designated as hedges		$ 5	$ 34
Total liability derivatives		$ 6	$ 34

We do not offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable netting agreements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in the Consolidated Balance Sheets as of July 30, 2023, and July 31, 2022, would be adjusted as detailed in the following table:

	2023			2022		
(Millions)	Gross Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet Subject to Netting Agreements	Net Amount	Gross Amounts Presented in the Consolidated Balance Sheet	Gross Amounts Not Offset in the Consolidated Balance Sheet Subject to Netting Agreements	Net Amount
Total asset derivatives	$ 20	$ (5)	$ 15	$ 25	$ (17)	$ 8
Total liability derivatives	$ 6	$ (5)	$ 1	$ 34	$ (17)	$ 17

We are required to maintain cash margin accounts in connection with funding the settlement of open positions for exchange-traded commodity derivative instruments. A cash margin asset balance of $2 million at July 30, 2023, and $8 million at July 31, 2022, were included in Other current assets in the Consolidated Balance Sheets.

The following tables show the effect of our derivative instruments designated as cash-flow hedges for the years ended July 30, 2023, July 31, 2022, and August 1, 2021 in other comprehensive income (loss) (OCI) and the Consolidated Statements of Earnings:

		Total Cash-Flow Hedge OCI Activity		
(Millions)		2023	2022	2021
OCI derivative gain (loss) at beginning of year		$ —	$ (5)	$ (8)
Effective portion of changes in fair value recognized in OCI:				
Commodity contracts		—	13	4
Foreign exchange forward contracts		5	4	(9)
Amount of loss (gain) reclassified from OCI to earnings:	**Location in Earnings**			
Commodity contracts	Cost of products sold	(3)	(14)	—
Foreign exchange forward contracts	Cost of products sold	(8)	1	6
Foreign exchange forward contracts	Other expenses / (income)	—	—	1
Forward starting interest rate swaps	Interest expense	1	1	1
OCI derivative gain (loss) at end of year		$ (5)	$ —	$ (5)

Based on current valuations, the amount expected to be reclassified from OCI into earnings within the next 12 months is a loss of $2 million.

The following table shows the total amounts of line items presented in the Consolidated Statements of Earnings for the years ended 2023, 2022, and 2021 in which the effects of derivative instruments designated as cash-flow hedges are recorded and the total effect of hedge activity on these line items are as follows:

	2023		2022		2021		
(Millions)	Cost of products sold	Interest expense	Cost of products sold	Interest expense	Cost of products sold	Other expenses / (income)	Interest expense
Consolidated Statements of Earnings:	$ 6,440	$ 188	$ 5,935	$ 189	$ 5,665	$ (254)	$ 210
Loss (gain) on cash-flow hedges:							
Amount of loss (gain) reclassified from OCI to earnings	$ (11)	$ 1	$ (13)	$ 1	$ 6	$ 1	$ 1

The amount excluded from effectiveness testing recognized in each line item of earnings using an amortization approach was not material in all periods presented.

The following table shows the effects of our derivative instruments not designated as hedges in the Consolidated Statements of Earnings:

(Millions)	Location of Loss (Gain) Recognized in Earnings	2023	2022	2021
Foreign exchange forward contracts	Cost of products sold	$ —	$ —	$ 2
Commodity contracts	Cost of products sold	(27)	8	(55)
Deferred compensation contracts	Administrative expenses	(4)	3	(8)
Total		$ (31)	$ 11	$ (61)

14. Fair Value Measurements

We categorize financial assets and liabilities based on the following fair value hierarchy:

- Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

- Level 3: Unobservable inputs, which are valued based on our estimates of assumptions that market participants would use in pricing the asset or liability.

Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. When available, we use unadjusted quoted market prices to measure the fair value and classify such items as Level 1. If quoted market prices are not available, we base fair value upon internally developed models that use current market-based or independently sourced market parameters such as interest rates and currency rates. Included in the fair value of derivative instruments is an adjustment for credit and nonperformance risk.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present our financial assets and liabilities that are measured at fair value on a recurring basis as of July 30, 2023, and July 31, 2022, consistent with the fair value hierarchy:

(Millions)	Fair Value as of July 30, 2023	Fair Value Measurements at July 30, 2023 Using Fair Value Hierarchy			Fair Value as of July 31, 2022	Fair Value Measurements at July 31, 2022 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Assets								
Foreign exchange forward contracts[1]	$ —	$ —	$ —	$ —	$ 2	$ —	$ 2	$ —
Commodity derivative contracts[2]	16	11	3	2	23	—	19	4
Deferred compensation derivative contracts[3]	4	—	4	—	—	—	—	—
Deferred compensation investments[4]	1	1	—	—	2	2	—	—
Total assets at fair value	$ 21	$ 12	$ 7	$ 2	$ 27	$ 2	$ 21	$ 4

(Millions)	Fair Value as of July 30, 2023	Fair Value Measurements at July 30, 2023 Using Fair Value Hierarchy			Fair Value as of July 31, 2022	Fair Value Measurements at July 31, 2022 Using Fair Value Hierarchy		
		Level 1	Level 2	Level 3		Level 1	Level 2	Level 3
Liabilities								
Foreign exchange forward contracts[1]	$ 1	$ —	$ 1	$ —	$ —	$ —	$ —	$ —
Commodity derivative contracts[2]	5	3	2	—	30	6	24	—
Deferred compensation derivative contracts[3]	—	—	—	—	4	—	4	—
Deferred compensation obligation[4]	91	91	—	—	96	96	—	—
Total liabilities at fair value	$ 97	$ 94	$ 3	$ —	$ 130	$ 102	$ 28	$ —

---

[1] Based on observable market transactions of spot currency rates and forward rates.

[2] Level 1 and 2 are based on quoted futures exchanges and on observable prices of futures and options transactions in the marketplace. Level 3 is based on unobservable inputs in which there is little or no market data, which requires management's own assumptions within an internally developed model.

[3] Based on equity index swap rates.

[4] Based on the fair value of the participants' investments.

The following table summarizes the changes in fair value of Level 3 assets for the years ended July 30, 2023, and July 31, 2022:

(Millions)	2023		2022	
Fair value at beginning of year	$	4	$	1
Gains (losses)		3		18
Settlements		(5)		(15)
Fair value at end of year	$	2	$	4

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate fair value.

There were no cash equivalents at July 30, 2023, and $27 million at July 31, 2022. Cash equivalents represent fair value as these highly liquid investments have an original maturity of three months or less. Fair value of cash equivalents is based on Level 2 inputs.

The fair value of short- and long-term debt was $4.293 billion at July 30, 2023, and $4.637 billion at July 31, 2022. The carrying value was $4.689 billion at July 30, 2023, and $4.81 billion at July 31, 2022. The fair value of long-term debt is principally estimated using Level 2 inputs based on quoted market prices or pricing models using current market rates.

15. Shareholders' Equity

We have authorized 560 million shares of Capital stock with $.0375 par value and 40 million shares of Preferred stock, issuable in one or more classes, with or without par as may be authorized by the Board of Directors. No Preferred stock has been issued.

Share Repurchase Programs

In June 2021, the Board authorized an anti-dilutive share repurchase program of up to $250 million (June 2021 program) to offset the impact of dilution from shares issued under our stock compensation programs. The June 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the June 2021 program may be made in open-market or privately negotiated transactions.

In September 2021, the Board approved a strategic share repurchase program of up to $500 million (September 2021 program). The September 2021 program has no expiration date, but it may be suspended or discontinued at any time. Repurchases under the September 2021 program may be made in open-market or privately negotiated transactions.

In 2023, we repurchased 2.698 million shares at a cost of $142 million. Of this amount, $68 million was used to repurchase shares pursuant to our June 2021 program and $74 million was used to repurchase share pursuant to our September 2021 program. As of July 30, 2023, approximately $104 million remained available under the June 2021 program and approximately $301 million remained under the September 2021 program. In 2022, we repurchased 3.8 million shares at a cost of $167 million. In 2021, we repurchased approximately 1 million shares at a cost of $36 million.

16. Stock-based Compensation

In 2005, shareholders approved the 2005 Long-Term Incentive Plan, which authorized the issuance of 6 million shares to satisfy awards of stock options, stock appreciation rights, unrestricted stock, restricted stock/units (including performance restricted stock) and performance units. In 2008, shareholders approved an amendment to the 2005 Long-Term Incentive Plan to increase the number of authorized shares to 10.5 million and in 2010, shareholders approved another amendment to the 2005 Long-Term Incentive Plan to increase the number of authorized shares to 17.5 million. In 2015, shareholders approved the 2015 Long-Term Incentive Plan, which authorized the issuance of 13 million shares. Approximately 6 million of these shares were shares that were currently available under the 2005 plan and were incorporated into the 2015 Plan upon approval by shareholders. In 2022, shareholders approved the 2022 Long-Term Incentive Plan, which authorized the issuance of 12 million shares to satisfy awards of stock options, stock appreciation rights, unrestricted stock, restricted stock/units (including performance restricted stock) and performance units. The 2022 Long-Term Incentive Plan replaced the 2015 Long-Term Incentive Plan and no new awards can be granted under the 2015 Long-Term Incentive Plan and none of the shares that remain available under the 2015 Long-Term Incentive Plan are available for issuance under the 2022 Long-Term Incentive Plan.

Awards under Long-Term Incentive Plans may be granted to employees and directors. Pursuant to the Long-Term Incentive Plan, we adopted a long-term incentive compensation program which provides for grants of total shareholder return (TSR) performance restricted stock/units, EPS performance restricted stock/units, strategic performance restricted stock/units, time-lapse restricted stock/units, special performance restricted stock/units, free cash flow (FCF) performance restricted stock/units and unrestricted stock. Under the program, awards of TSR performance restricted stock/units will be earned by comparing our total shareholder return during a three-year period to the respective total shareholder returns of companies in a performance peer group. Based upon our ranking in the performance peer group after the relevant three-year performance period, a recipient of TSR performance restricted stock/units may earn a total award ranging from 0% to 200% of the initial grant. Awards of EPS performance restricted stock/units granted beginning in 2022 will be earned upon the achievement of our adjusted EPS compound annual growth rate goal (EPS CAGR performance restricted stock/units), measured over a three-year period. A recipient of EPS CAGR performance restricted stock/units may earn a total award ranging from 0% to 200% of the initial grant. Awards of EPS performance restricted stock/units granted prior to 2022 were earned based upon our achievement of annual earnings per share goals and vested over the relevant three-year period. During the three-year vesting period, a recipient of EPS performance restricted stock/units earned a total award of either 0% or 100% of the initial grant. Awards of the strategic performance restricted stock units were earned based upon the achievement of two key metrics, net sales and EPS growth, compared to strategic plan objectives during a three-year period. A recipient of strategic performance restricted stock units earned a total award ranging from 0% to 200% of the initial grant. Awards of FCF performance restricted stock units were earned based upon the achievement of free cash flow (defined as Net cash provided by operating activities less capital expenditures and certain investing and financing activities) compared to annual operating plan objectives over a three-year period. An annual objective was established each fiscal year for three consecutive years. Performance against these objectives was averaged at the end of the three-year period to determine the number of underlying units that vested at the end of the three years. A recipient of FCF performance restricted stock units earned a total award ranging from 0% to 200% of the initial grant. Awards of time-lapse restricted stock/units will vest ratably over the three-year period. In addition, we may issue special grants of restricted stock/units to attract and retain executives which vest over various periods. Awards are generally granted annually in October.

Stock options are granted on a selective basis under the Long-Term Incentive Plans. The term of a stock option granted under these plans may not exceed ten years from the date of grant. The option price may not be less than the fair market value of a share of common stock on the date of the grant. Options granted under these plans generally vest ratably over a three-year period. In 2019, we also granted certain options that vest at the end of a three-year period. We last issued stock options in 2019.

In 2023, we issued time-lapse restricted stock units, unrestricted stock, TSR performance restricted stock units and EPS CAGR performance restricted stock units. We last issued FCF performance restricted stock units in 2019, EPS performance restricted stock units in 2018, strategic performance restricted stock units in 2014 and special performance restricted units in 2015.

In determining stock-based compensation expense, we estimate forfeitures expected to occur. Total pre-tax stock-based compensation expense and tax-related benefits recognized in the Consolidated Statements of Earnings were as follows:

(Millions)	2023	2022	2021
Total pre-tax stock-based compensation expense	$ 63	$ 59	$ 64
Tax-related benefits	$ 12	$ 10	$ 12

The following table summarizes stock option activity as of July 30, 2023:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(In thousands)		(In years)	(Millions)
Outstanding at July 31, 2022	1,297	$ 46.04		
Granted	—	$ —		
Exercised	(464)	$ 48.33		
Terminated	—	$ —		
Outstanding at July 30, 2023	833	$ 44.77	4.2	$ 4
Exercisable at July 30, 2023	833	$ 44.77	4.2	$ 4

The total intrinsic value of options exercised during 2023 and 2022 was $3 million and $1 million, respectively. The total intrinsic value of options exercised during 2021 was not material. We measured the fair value of stock options using the Black-Scholes option pricing model.

We expensed stock options on a straight-line basis over the vesting period, except for awards issued to retirement eligible participants, which we expensed on an accelerated basis. As of January 2022, compensation related to stock options was fully expensed.

The following table summarizes time-lapse restricted stock units and EPS CAGR performance restricted stock units as of July 30, 2023:

	Units		Weighted-Average Grant-Date Fair Value
	(In thousands)		
Nonvested at July 31, 2022	1,946	$	43.88
Granted	1,227	$	47.65
Vested	(770)	$	45.25
Forfeited	(129)	$	44.94
Nonvested at July 30, 2023	2,274	$	45.39

We determine the fair value of time-lapse restricted stock units, EPS CAGR performance restricted stock units, FCF performance restricted stock units and EPS performance restricted stock units based on the quoted price of our stock at the date of grant. We expense time-lapse restricted stock units and EPS CAGR performance restricted stock units on a straight-line basis over the vesting period, except for awards issued to retirement-eligible participants, which we expense on an accelerated basis. There were 560 thousand EPS CAGR performance target grants outstanding at July 30, 2023, with a weighted-average grant-date fair value of $44.33. We expensed FCF performance restricted stock units over the requisite service period of each objective. As of October 31, 2021, there were no FCF performance target grants outstanding. We expensed EPS performance restricted stock units on a graded vesting basis, expect for awards issued to retirement-eligible participants, which we expensed on an accelerated basis. As of November 1, 2020, there were no EPS performance target grants outstanding. The actual number of EPS CAGR performance restricted stock units, FCF performance restricted stock units and EPS performance restricted stock units, that vest will depend on actual performance achieved. We estimate expense based on the number of awards expected to vest.

As of July 30, 2023, total remaining unearned compensation related to nonvested time-lapse restricted stock units and EPS CAGR performance restricted units was $43 million, which will be amortized over the weighted-average remaining service period of 1.6 years. In the first quarter of 2022, recipients of FCF performance restricted stock units earned 167% of the initial grants based upon the average of actual performance achieved during a three-year period ended August 1, 2021. As a result, approximately 158 thousand additional shares were awarded. The fair value of restricted stock units vested during 2023, 2022 and 2021 was $37 million, $50 million and $38 million, respectively. The weighted-average grant-date fair value of the restricted stock units granted during 2022 and 2021 was $41.96 and $48.37, respectively.

The following table summarizes TSR performance restricted stock units as of July 30, 2023:

	Units		Weighted-Average Grant-Date Fair Value
	(In thousands)		
Nonvested at July 31, 2022	1,153	$	55.63
Granted	296	$	53.74
Vested	(443)	$	63.06
Forfeited	(58)	$	51.70
Nonvested at July 30, 2023	948	$	51.81

We estimated the fair value of TSR performance restricted stock units at the grant date using a Monte Carlo simulation. Weighted-average assumptions used in the Monte Carlo simulation were as follows:

	2023	2022	2021
Risk-free interest rate	4.29%	0.46%	0.15%
Expected dividend yield	3.09%	3.50%	2.85%
Expected volatility	26.40%	27.42%	29.99%
Expected term	3 years	3 years	3 years

We recognize compensation expense on a straight-line basis over the service period, except for awards issued to retirement eligible participants, which we expense on an accelerated basis. As of July 30, 2023, total remaining unearned compensation related to TSR performance restricted stock units was $13 million, which will be amortized over the weighted-average remaining service period of 1.6 years. In the first quarter of 2023, recipients of TSR performance restricted stock units earned 100% of the initial grants based upon our TSR ranking in a performance peer group during a three-year period ended July 29, 2022. In the first quarter of 2022, recipients of TSR performance restricted stock units earned 75% of the initial grants based upon our TSR ranking in a performance peer group during a three-year period ended July 30, 2021. In the first quarter of 2021, recipients of TSR performance restricted stock units earned 50% of the initial grants based upon our TSR ranking in a performance peer group during a three-year period ended July 31, 2020. The fair value of TSR performance restricted stock units vested during 2023, 2022, and 2021 was $21 million, $8 million and $11 million, respectively. The weighted-average grant-date fair value of the TSR performance restricted stock units granted during 2022 and 2021 was $45.54 and $54.93, respectively. In the first quarter of 2024, recipients of TSR performance restricted stock units will receive a 75% payout based upon our TSR ranking in a performance peer group during a three-year period ended July 28, 2023.

The tax benefits on the exercise of stock options in 2023, 2022 and 2021 were not material. Cash received from the exercise of stock options was $22 million, $3 million and $2 million for 2023, 2022, and 2021, respectively, and is reflected in cash flows from financing activities in the Consolidated Statements of Cash Flows.

17. Commitments and Contingencies

Regulatory and Litigation Matters

We are involved in various pending or threatened legal or regulatory proceedings, including purported class actions, arising from the conduct of business both in the ordinary course and otherwise. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages or other relief. Jurisdictions may permit claimants not to specify the monetary damages sought or may permit claimants to state only that the amount sought is sufficient to invoke the jurisdiction of the trial court. In addition, jurisdictions may permit plaintiffs to allege monetary damages in amounts well exceeding reasonably possible verdicts in the jurisdiction for similar matters. This variability in pleadings, together with our actual experiences in litigating or resolving through settlement numerous claims over an extended period of time, demonstrates to us that the monetary relief which may be specified in a lawsuit or claim bears little relevance to its merits or disposition value.

Due to the unpredictable nature of litigation, the outcome of a litigation matter and the amount or range of potential loss at particular points in time is normally difficult to ascertain. Uncertainties can include how fact finders will evaluate documentary evidence and the credibility and effectiveness of witness testimony, and how trial and appellate courts will apply the law in the context of the pleadings or evidence presented, whether by motion practice, or at trial or on appeal. Disposition valuations are also subject to the uncertainty of how opposing parties and their counsel will themselves view the relevant evidence and applicable law.

We establish liabilities for litigation and regulatory loss contingencies when information related to the loss contingencies shows both that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. It is possible that some matters could require us to pay damages or make other expenditures or establish accruals in amounts that could not be reasonably estimated as of July 30, 2023. While the potential future charges could be material in a particular quarter or annual period, based on information currently known by us, we do not believe any such charges are likely to have a material adverse effect on our consolidated results of operations or financial condition.

Other Contingencies

We guarantee approximately 4,700 bank loans made to independent contractor distributors by third-party financial institutions for the purchase of distribution routes. The maximum potential amount of the future payments under existing guarantees we could be required to make is $496 million as of July 30, 2023. Our guarantees are indirectly secured by the distribution routes. We do not expect that we will be required to make material guarantee payments as a result of defaults on the bank loans guaranteed. The amounts recognized as of July 30, 2023, and July 31, 2022, were not material.

We have provided certain indemnifications in connection with divestitures, contracts and other transactions. Certain indemnifications have finite expiration dates. Liabilities recognized based on known exposures related to such matters were not material at July 30, 2023, and July 31, 2022.

18. Supplemental Financial Statement Data

Balance Sheets

(Millions)	2023		2022	
Accounts receivable				
Customer accounts receivable	$	**513**	$	502
Allowances		**(19)**		(12)
Subtotal	$	**494**	$	490
Other		**35**		51
	$	**529**	$	541

(Millions)	2023		2022	
Inventories				
Raw materials, containers and supplies	$	**372**	$	390
Finished products		**919**		856
	$	**1,291**	$	1,246

(Millions)	2023		2022	
Plant assets				
Land	$	**74**	$	74
Buildings		**1,547**		1,531
Machinery and equipment		**4,004**		3,932
Projects in progress		**291**		141
Total cost	$	**5,916**	$	5,678
Accumulated depreciation[1]		**(3,518)**		(3,335)
	$	**2,398**	$	2,343

[1] Depreciation expense was $339 million in 2023, $296 million in 2022 and $275 million in 2021. Buildings are depreciated over periods ranging from 7 to 45 years. Machinery and equipment are depreciated over periods generally ranging from 2 to 20 years.

(Millions)	2023		2022	
Other assets				
Operating lease ROU assets, net of amortization	$	**275**	$	239
Pension		**164**		146
Other		**53**		24
	$	**492**	$	409

(Millions)	2023		2022	
Accrued liabilities				
Accrued compensation and benefits	$	**222**	$	216
Fair value of derivatives		**6**		34
Accrued trade and consumer promotion programs		**156**		141
Accrued interest		**57**		64
Restructuring		**6**		7
Operating lease liabilities		**70**		62
Other		**75**		97
	$	**592**	$	621

(Millions)		2023		2022
Other liabilities				
Pension benefits	$	95	$	107
Postretirement benefits		135		153
Operating lease liabilities		208		177
Deferred compensation		80		81
Unrecognized tax benefits		11		15
Restructuring		7		—
Other		72		70
	$	608	$	603

Statements of Earnings

(Millions)		2023		2022		2021
Other expenses / (income)						
Amortization of intangible assets[1]	$	48	$	41	$	42
Net periodic benefit income other than the service cost		(35)		(23)		(285)
Loss on sales of businesses[2]		13		—		11
Transaction costs[3]		5		—		—
Transition services fees		(1)		—		(27)
Other		2		3		5
	$	32	$	21	$	(254)
Advertising and consumer promotion expense[4]	$	365	$	314	$	399
Interest expense[5]						
Interest expense	$	192	$	191	$	214
Less: Interest capitalized		4		2		4
	$	188	$	189	$	210

---

[1] In 2023, we recognized accelerated amortization expense of $7 million related to customer relationship intangible assets.

[2] In 2023, we recognized a loss of $13 million on the sale of our Emerald nuts business. In 2021, we recognized a loss of $11 million on the sale of our Plum baby food and snacks business. See Note 3 for additional information.

[3] In 2023, we recognized transaction costs of $5 million related to the pending acquisition of Sovos Brands.

[4] Included in Marketing and selling expenses.

[5] In 2022, we recognized a loss of $4 million (including $3 million of premium and other costs) on the extinguishment of debt. See Note 12 for additional information.

Statements of Cash Flows

(Millions)		2023		2022		2021
Cash Flows from Operating Activities						
Other non-cash charges to net earnings						
Operating lease ROU asset expense	$	**80**	$	74	$	75
Amortization of debt issuance costs/debt discount		**4**		5		6
Benefit related expense		**4**		3		12
Other		**12**		6		(7)
	$	**100**	$	88	$	86
Other						
Benefit related payments	$	**(47)**	$	(45)	$	(49)
Other		**(4)**		3		2
	$	**(51)**	$	(42)	$	(47)
Other Cash Flow Information						
Interest paid	$	**193**	$	188	$	214
Interest received	$	**4**	$	1	$	1
Income taxes paid	$	**268**	$	196	$	212

19. Subsequent Event

On August 7, 2023, we entered into a merger agreement to acquire Sovos Brands for $23.00 per share in cash, representing a total enterprise value of approximately $2.7 billion. The closing of the Sovos Brands acquisition is subject to certain customary mutual conditions, including (i) the absence of any injunction or other order issued by a court of competent jurisdiction in the United States or applicable law or legal prohibition in the United States that prohibits or makes illegal the consummation of the merger, (ii) the approval of Sovos Brands' shareholders holding at least a majority of the outstanding shares of Sovos Brands common stock entitled to vote on the adoption of the merger agreement and (iii) the expiration or termination of any waiting period (and any extension thereof) applicable to the consummation of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. There are also several pending lawsuits filed by purported shareholders of Sovos Brands seeking, among other things, to enjoin the acquisition. If any condition to the acquisition is not satisfied or waived, the completion of the acquisition could be significantly delayed or not occur at all.

Management's Report on Internal Control Over Financial Reporting

The management of Campbell Soup Company (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States of America.

The Company's internal control over financial reporting includes those policies and procedures that:

- pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and Directors of the Company; and

- provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, any system of internal control over financial reporting, no matter how well defined, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of July 30, 2023. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control — Integrated Framework (2013)*. Based on this assessment using those criteria, management concluded that the Company's internal control over financial reporting was effective as of July 30, 2023.

The effectiveness of the Company's internal control over financial reporting as of July 30, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report, which appears on the next page.

/s/ Mark A. Clouse
_____
Mark A. Clouse
President and Chief Executive Officer

/s/ Carrie L. Anderson
_____
Carrie L. Anderson
Executive Vice President and Chief Financial Officer

/s/ Stanley Polomski
_____
Stanley Polomski
Senior Vice President and Controller
(Principal Accounting Officer)

September 21, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Campbell Soup Company

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Campbell Soup Company and its subsidiaries (the "Company") as of July 30, 2023 and July 31, 2022, and the related consolidated statements of earnings, of comprehensive income, of equity and of cash flows for each of the three years in the period ended July 30, 2023, including the related notes and schedule of valuation and qualifying accounts for each of the three years in the period ended July 30, 2023 appearing on page 80 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of July 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of July 30, 2023 and July 31, 2022, and the results of its operations and its cash flows for each of the three years in the period ended July 30, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of July 30, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Indefinite-Lived Intangible Assets Impairment Test for Certain Trademarks

As described in Notes 1 and 5 to the consolidated financial statements, the Company's indefinite-lived intangible assets (trademarks) were $2.541 billion as of July 30, 2023. Of the carrying value of all indefinite-lived trademarks, $620 million related to the *Snyder's of Hanover* trademark, $350 million related to the *Lance* trademark, $318 million related to the *Kettle Brand* trademark, $280 million related to the *Pacific Foods* trademark, and $187 million related to the *Cape Cod* trademark. Management conducts a test at least annually in the fourth quarter for impairment, or more often if events or changes in circumstances indicate that the carrying amount of the asset may be impaired. Indefinite-lived intangible assets are tested for impairment by comparing the fair value of the asset to the carrying value. Fair value is determined using a relief from royalty valuation method based on discounted cash flow analyses that include significant management assumptions such as revenue growth rates, weighted average costs of capital and assumed royalty rates. If the carrying value exceeds fair value, an impairment charge will be recorded to reduce the asset to fair value.

The principal considerations for our determination that performing procedures relating to the indefinite-lived intangible assets impairment test for certain trademarks is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of certain trademarks, (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to the weighted average costs of capital and assumed royalty rates for the *Snyder's of Hanover, Lance, Kettle Brand, Pacific Foods,* and *Cape Cod* trademarks, and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's indefinite-lived intangible assets impairment test for trademarks. These procedures also included, among others (i) testing management's process for developing the fair value estimate of certain trademarks, (ii) evaluating the appropriateness of the relief from royalty valuation method, (iii) testing the completeness and accuracy of underlying data used in the relief from royalty valuation method, and (iv) evaluating the reasonableness of the significant assumptions used by management related to the weighted average costs of capital and assumed royalty rates for the *Snyder's of Hanover, Lance, Kettle Brand, Pacific Foods,* and *Cape Cod* trademarks. Evaluating management's assumption related to the assumed royalty rates involved evaluating whether the assumption used by management was reasonable considering (i) the current and past profitability of certain trademarks, (ii) the consistency with external market and industry data, and (iii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in the evaluation of the appropriateness of the relief from royalty valuation method and the reasonableness of the weighted average cost of capital and assumed royalty rate assumptions.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

September 21, 2023

We have served as the Company's auditor since 1954.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

We, under the supervision and with the participation of our management, including the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer, have evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) as of July 30, 2023 (the Evaluation Date). Based on such evaluation, the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer have concluded that, as of the Evaluation Date, our disclosure controls and procedures are effective.

The annual report of management on our internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on page 70. The attestation report of PricewaterhouseCoopers LLP, our independent registered public accounting firm, regarding our internal control over financial reporting is provided under "Financial Statements and Supplementary Data" on pages 71-72.

There were no changes in our internal control over financial reporting that materially affected, or were likely to materially affect, such internal control over financial reporting during the quarter ended July 30, 2023.

Item 9B. *Other Information*

During the quarter ended July 30, 2023, none of our directors or officers (as defined in Rule 16a-1(f) under the Exchange Act) adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any "non-Rule 10b5-1 trading arrangement" in accordance with Item 408 of Regulation S-K of the Securities Act.

Item 9C. *Disclosure Regarding Foreign Jurisdictions that Prevent Inspections*

Not applicable.


PART III


Item 10. *Directors, Executive Officers and Corporate Governance*

The sections entitled "Item 1 — Election of Directors" and "Voting Securities and Principal Shareholders — Ownership of Directors and Executive Officers" in our Proxy Statement for the 2023 Annual Meeting of Shareholders (the 2023 Proxy) are incorporated herein by reference. The information presented in the section entitled "Corporate Governance Policies and Practices — Board Meetings and Committees — Board Committee Structure" in the 2023 Proxy relating to the members of our Audit Committee and the Audit Committee's financial experts is incorporated herein by reference.

Certain of the information required by this Item relating to our executive officers is set forth under the heading "Information about our Executive Officers" in this Report.

We have adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to our Chief Executive Officer, Chief Financial Officer, Controller and members of the Chief Financial Officer's financial leadership team. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers is posted on the Investor portion of our website, www.campbellsoupcompany.com (under the "About Us—Investors—Governance—Governance Documents" caption). We intend to satisfy the disclosure requirement regarding any amendment to, or a waiver of, a provision of the Code of Ethics for the Chief Executive Officer and Senior Financial Officers by posting such information on our website.

We have also adopted a separate Code of Business Conduct and Ethics applicable to the Board of Directors, our officers and all of our employees. The Code of Business Conduct and Ethics is posted on the Investor portion of our website, www.campbellsoupcompany.com (under the "About Us—Investors—Governance—Governance Documents" caption). Our Corporate Governance Standards and the charters of our four standing committees of the Board of Directors can also be found at this website. Printed copies of the foregoing are available to any shareholder requesting a copy by:

- writing to Investor Relations, Campbell Soup Company, 1 Campbell Place, Camden, NJ 08103-1799;

- calling 856-342-6081; or

- e-mailing our Investor Relations Department at IR@campbells.com.

Item 11. *Executive Compensation*

The information presented in the sections entitled "Compensation Discussion and Analysis," "Executive Compensation Tables," "Corporate Governance Policies and Practices — Compensation of Directors," "Corporate Governance Policies and Practices — Board Meetings and Committees — Board Committee Structure — Compensation and Organization Committee Interlocks and Insider Participation" and "Compensation Discussion and Analysis — Compensation and Organization Committee Report" in the 2023 Proxy is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters*

The information presented in the sections entitled "Voting Securities and Principal Shareholders — Ownership of Directors and Executive Officers" and "Voting Securities and Principal Shareholders — Principal Shareholders" in the 2023 Proxy is incorporated herein by reference.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information about the stock that could have been issued under our equity compensation plans as of July 30, 2023:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in the First Column) (c)
Equity Compensation Plans Approved by Security Holders [1]	5,561,603	$ 44.77	11,889,375
Equity Compensation Plans Not Approved by Security Holders	N/A	N/A	N/A
Total	5,561,603	$ 44.77	11,889,375

---

[1] Column (a) represents stock options and restricted stock units outstanding under the 2022 Long-Term Incentive Plan, the 2015 Long-Term Incentive Plan and the 2005 Long-Term Incentive Plan. Column (a) includes 3,015,598 TSR performance restricted stock units and EPS performance restricted stock units based on the maximum number of shares potentially issuable under the awards, and the number of shares, if any, to be issued pursuant to such awards will be determined based upon performance during the applicable three-year performance period. No additional awards can be made under either of the 2005 Long-Term Incentive Plan or 2015 Long-Term Incentive Plan. Future equity awards under the 2022 Long-Term Incentive Plan may take the form of incentive stock options, nonqualified stock options, stock appreciation rights (SARs), restricted stock, restricted performance stock, unrestricted Campbell stock, restricted stock units and performance units. Column (b) represents the weighted-average exercise price of the outstanding stock options only; the outstanding restricted stock units are not included in this calculation. Column (c) represents the maximum number of future equity awards that can be made under the 2022 Long-Term Incentive Plan as of July 30, 2023.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information presented in the sections entitled "Corporate Governance Policies and Practices — Transactions with Related Persons," "Item 1 — Election of Directors," "Corporate Governance Policies and Practices — Director Independence" and "Corporate Governance Policies and Practices — Board Meetings and Committees — Board Committee Structure" in the 2023 Proxy is incorporated herein by reference.

Item 14. *Principal Accounting Fees and Services*

The information presented in the sections entitled "Item 2 — Ratification of Appointment of Independent Registered Public Accounting Firm — Audit Firm Fees and Services" and "Item 2 — Ratification of Appointment of Independent Registered Public Accounting Firm — Audit Committee Pre-Approval Policy" in the 2023 Proxy is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

(a) The following documents are filed as part of this Report:

    1. Financial Statements

        Consolidated Statements of Earnings for 2023, 2022 and 2021

        Consolidated Statements of Comprehensive Income for 2023, 2022 and 2021

        Consolidated Balance Sheets as of July 30, 2023 and July 31, 2022

        Consolidated Statements of Cash Flows for 2023, 2022 and 2021

        Consolidated Statements of Equity for 2023, 2022 and 2021

        Notes to Consolidated Financial Statements

        Management's Report on Internal Control Over Financial Reporting

        Report of Independent Registered Public Accounting Firm (PCAOB ID 238)

2. ***Financial Statement Schedule***

II - Valuation and Qualifying Accounts for 2023, 2022 and 2021

3. ***Exhibits***

Reference is made to Item 15(b) below.

(b) *Exhibits*. The Exhibit Index, which immediately precedes the signature page, is incorporated by reference into this Report.

(c) *Financial Statement Schedules*. Reference is made to Item 15(a)(2) above.

Item 16. *Form 10-K Summary*

None.

INDEX TO EXHIBITS

2	Agreement and Plan of Merger, dated August 7, 2023, by and among Sovos Brands, Inc., Campbell Soup Company and Premium Products Merger Sub, Inc., is incorporated by reference to Exhibit 2.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 7, 2023
3(a)	Campbell's Restated Certificate of Incorporation, as amended through February 24, 1997, is incorporated by reference to Exhibit 3(i) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 28, 2002.
3(b)	By-Laws of Campbell Soup Company, amended and restated effective May 23, 2023, are incorporated by reference to Exhibit 3.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on May 24, 2023.
4(a)	Indenture, dated November 24, 2008, between Campbell and The Bank of New York Mellon, as Trustee, is incorporated by reference to Exhibit 4(a) to Campbell's Registration Statement on Form S-3 (SEC file number 333-155626) filed with the SEC on November 24, 2008.
4(b)	Form of First Supplemental Indenture, dated August 2, 2012, among Campbell, The Bank of New York Mellon and Wells Fargo Bank, National Association, as Series Trustee, to Indenture dated November 24, 2008, is incorporated by reference to Exhibit 4.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 2, 2012.
4(c)	Form of Subordinated Indenture between Campbell and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.2 to Campbell's Registration Statement on Form S-3 (SEC file number 333-249174) filed with the SEC on September 30, 2020.
4(d)	Indenture dated as of March 19, 2015, between Campbell and Wells Fargo Bank, National Association, as trustee, is incorporated by reference to Exhibit 4.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 19, 2015.
4(e)	Form of Subordinated Indenture between the Campbell Soup Company and U.S. Bank, National Association, as trustee, is incorporated by reference to Exhibit 4.2 to Campbell's Registration Statement on Form S-3 (SEC file number 333-274048) filed with the SEC on August 17, 2023.
4(f)	First Supplemental Indenture, dated as of August 17, 2023, between Campbell Soup Company, Computershare Trust Company, N.A. (as successor in interest to Wells Fargo Bank, National Association), as retiring trustee, and U.S. Bank, National Association, as successor trustee, is incorporated by reference to Exhibit 4.3 to Campbell's Registration Statement on Form S-3 (SEC file number 333-274048) filed with the SEC on August 17, 2023.
4(g)	Form of 3.800% Notes due 2042 is incorporated by reference to Exhibit 4.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 2, 2012.
4(h)	Form of 3.300% Note due 2025 is incorporated by referenced to Exhibit 4.2 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 19, 2015.
4(i)	Form of 3.950% Note due 2025 is incorporated by reference to Exhibit 4.2.5 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 16, 2018.
4(j)	Form of 4.150% Note due 2028 is incorporated by reference to Exhibit 4.2.6 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 16, 2018.
4(k)	Form of 4.800% Note due 2048 is incorporated by reference to Exhibit 4.2.7 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on March 16, 2018.
4(l)	Form of 2.375% Note due 2030 incorporated by reference to Exhibit 4.2.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on April 24, 2020.
4(m)	Form of 3.125% Note due 2050 incorporated by reference to Exhibit 4.2.2 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on April 24, 2020.
4(n)	Description of securities incorporated by reference to Exhibit 4(p) to Campbell's Form 10-K (SEC file number 1-3822) filed with the SEC on September 26, 2019.
10(a)+	Campbell Soup Company 2005 Long-Term Incentive Plan, as amended and restated on November 18, 2010, is incorporated by reference to Campbell's 2010 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 7, 2010.
10(b)+	Campbell Soup Company 2015 Long-Term Incentive Plan is incorporated by reference to Campbell's 2015 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 9, 2015.
10(c)+	Campbell Soup Company 2022 Long-Term Incentive Plan, is incorporated by reference to Appendix B to Campbell's 2022 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 18, 2022.

10(d)+	Campbell Soup Company Annual Incentive Plan, as amended on November 19, 2014, is incorporated by reference to Campbell's 2014 Proxy Statement (SEC file number 1-3822) filed with the SEC on October 1, 2014.
10(e)+	Campbell Soup Company Mid-Career Hire Pension Plan, as amended and restated effective as of January 1, 2009, is incorporated by reference to Exhibit 10(a) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009.
10(f)+	First Amendment to the Campbell Soup Company Mid-Career Hire Pension Plan, effective as of December 31, 2010, is incorporated by reference to Exhibit 10(a) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 30, 2011.
10(g)+	Deferred Compensation Plan, effective November 18, 1999, is incorporated herein by reference to Exhibit 10(e) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2000.
10(h)+	First Amendment to Campbell Soup Company Deferred Compensation Plan, as amended and restated effective as of September 1, 2023.
10(i)+	Campbell Soup Company Supplemental Retirement Plan (formerly known as Deferred Compensation Plan II), as amended and restated effective as of August 1, 2015, is incorporated herein by reference to Exhibit 4(c) to Campbell's Form S-8 (SEC file number 333-216582) filed with the SEC on March 9, 2017.
10(j)+	Form of Severance Protection Agreement is incorporated by reference to Exhibit 10(i) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 30, 2017.
10(k)+	Form of Amendment to the Severance Protection Agreement is incorporated by reference to Exhibit 10(j) to Campbell's Form 10-K (SEC file number) for the fiscal year ended July 30, 2017.
10(l)+	Form of U.S. Severance Protection Agreement is incorporated by reference to Exhibit 10(m) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2011.
10(m)+	Form of Amendment to U.S. Severance Protection Agreement is incorporated by reference to Exhibit 10(o) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2016.
10(n)+	Campbell Soup Company Supplemental Employees' Retirement Plan, as amended and restated effective January 1, 2009, is incorporated by reference to Exhibit 10(c) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended February 1, 2009.
10(o)+	First Amendment to the Campbell Soup Company Supplemental Employees' Retirement Plan, effective as of December 31, 2010, is incorporated by reference to Exhibit 10(c) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 30, 2011.
10(p)+	Form of 2005 Long-Term Incentive Plan Nonqualified Stock Option Agreement is incorporated by reference to Exhibit 10 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended November 1, 2015.
10(q)+	Form of 2015 Long-Term Incentive Plan Nonqualified Stock Option Agreement is incorporated by reference to Exhibit 10(dd) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2016.
10(r)+	Form of 2015 Long-Term Incentive Plan Performance Stock Unit Agreement (Earnings Per Share) is incorporated by reference to Exhibit 10(b) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 30, 2016.
10(s)+	Form of 2015 Long-Term Incentive Plan Performance Stock Unit Agreement (Total Shareholder Return) is incorporated by reference to Exhibit 10(ff) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended July 31, 2016.
10(t)+	Form of 2015 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10(c) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 30, 2016.
10(u)+	Form of 2015 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement incorporated by reference to Exhibit 10(s) to Campbell's Form 10-K(SEC file number 1-3822) for the fiscal year ended August 1, 2021.
10(v)+	Form of 2015 Long-Term Incentive Performance Restricted Stock Unit Agreement is incorporated by reference to Exhibit 10(t) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended August 1, 2021.
10(w)+	Form of 2022 Long-Term Incentive Plan Time-Lapse Restricted Stock Unit Agreement.
10(x)+	Form of 2022 Long-Term Incentive Plan Performance Restricted Stock Unit Agreement (Earnings Per Share).
10(y)+	Form of 2022 Long-Term Incentive Plan Performance Restricted Stock Unit Agreement (Total Shareholder Return).

10(z)	Five-Year Credit Agreement, dated September 27, 2021, by and among Campbell Soup Company, the Eligible Subsidiaries party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders named therein, incorporated by reference to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 31, 2021.
10(aa)	Amendment No. 1 to Five-Year Credit Agreement by and among Campbell Soup Company, the Eligible Subsidiaries party thereto from time to time, JPMorgan Chase Bank, N.A., as administrative agent, and the other lenders named therein, dated as of April 4, 2023 is incorporated by reference to Exhibit 10.1 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended April 30, 2023.
10(bb)	2023 Non-Employee Director Fees are incorporated by reference to Exhibit 10.1 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended October 30, 2022.
10(cc)+	First Amendment to the Campbell Soup Company Supplemental Retirement Plan effective November 30, 2018 is incorporated by reference to Exhibit 10(b) to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 27, 2019.
10(dd)+	Second Amendment to the Campbell Soup Company Supplemental Retirement Plan effective September 16, 2020 is incorporated by reference to Exhibit 10(bb) to Campbell's Form 10-K (SEC file number 1-3822) for the fiscal year ended August 2, 2020.
10(ee)+	Third Amendment to the Campbell Soup Company Supplemental Retirement Plan effective December 31, 2020 is incorporated by reference to Exhibit 10.1 to Campbell's Form 10-Q (SEC file number 1-3822) for the fiscal quarter ended January 31, 2021.
10(ff)+	Fourth Amendment to the Campbell Soup Company Supplemental Retirement Plan, effective September 1, 2023.
10(gg)+	Campbell Soup Company Executive Severance Pay Plan is incorporated by reference to Exhibit 10 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on April 2, 2019.
10(hh)+	First Amendment to the Campbell Soup Company Executive Severance Pay Plan, effective September 1, 2023.
10(ii)	Voting Agreement, dated August 7, 2023, by and among certain funds associated with Advent International Corporation and Campbell Soup Company, is incorporated by reference to Exhibit 10.1 to Campbell's Form 8-K (SEC file number 1-3822) filed with the SEC on August 7, 2023.
21	Subsidiary List.
23	Consent of Independent Registered Public Accounting Firm.
24	Powers of Attorney.
31(a)	Certification of Mark A. Clouse pursuant to Rule 13a-14(a).
31(b)	Certification of Carrie L. Anderson pursuant to Rule 13a-14(a).
32(a)	Certification of Mark A. Clouse pursuant to 18 U.S.C. Section 1350.
32(b)	Certification of Carrie L. Anderson pursuant to 18 U.S.C. Section 1350.
101.INS	XBRL Instance Document
101.SCH	XBRL Schema Document
101.CAL	XBRL Calculation Linkbase Document
101.DEF	XBRL Definition Linkbase Document
101.LAB	XBRL Label Linkbase Document
101.PRE	XBRL Presentation Linkbase Document
104	The cover page from this Annual Report on Form 10-K, formulated in Inline XBRL (see exhibit 101)

+This exhibit is a management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, Campbell has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

September 21, 2023

CAMPBELL SOUP COMPANY

By: /s/ Carrie L. Anderson
Carrie L. Anderson
Executive Vice President and Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of Campbell and in the capacities indicated on September 21, 2023.

Signatures

/s/ Mark A. Clouse	*
Mark A. Clouse	Maria Teresa Hilado
President and Chief Executive Officer and Director	Director
(Principal Executive Officer)	
/s/ Carrie L. Anderson	*
Carrie L. Anderson	Grant H. Hill
Executive Vice President and Chief Financial Officer	Director
(Principal Financial Officer)	
/s/ Stanley Polomski	*
Stanley Polomski	Sarah Hofstetter
Senior Vice President and Controller	Director
(Principal Accounting Officer)	
*	*
Keith R. McLoughlin	Marc B. Lautenbach
Chair and Director	Director
*	*
Fabiola R. Arredondo	Mary Alice D. Malone
Director	Director
*	*
Howard M. Averill	Kurt T. Schmidt
Director	Director
*	*
John P. Bilbrey	Archbold D. van Beuren
Director	Director
*	* By: /s/ Charles A. Brawley, III
Bennett Dorrance, Jr.	Name: Charles A. Brawley, III
Director	Title: Senior Vice President, Deputy General Counsel and Corporate Secretary,
	as Attorney-in-fact
	(pursuant to powers of attorney)

CAMPBELL SOUP COMPANY
Valuation and Qualifying Accounts

For the Fiscal Years ended July 30, 2023, July 31, 2022, and August 1, 2021

(Millions)	Balance at Beginning of Period		Charged to/ (Reduction in) Costs and Expenses		Deductions		Balance at End of Period
Fiscal year ended July 30, 2023							
Cash discount	$	5	$	117	$	(116)	$	6
Bad debt reserve		4		7		(1)		10
Returns reserve[1]		3		—		—		3
Total Accounts receivable allowances	$	12	$	124	$	(117)	$	19
Fiscal year ended July 31, 2022							
Cash discount	$	6	$	136	$	(137)	$	5
Bad debt reserve		2		2		—		4
Returns reserve[1]		4		(1)		—		3
Total Accounts receivable allowances	$	12	$	137	$	(137)	$	12
Fiscal year ended August 1, 2021							
Cash discount	$	6	$	137	$	(137)	$	6
Bad debt reserve		4		—		(2)		2
Returns reserve[1]		4		—		—		4
Total Accounts receivable allowances	$	14	$	137	$	(139)	$	12

---

[1] The returns reserve is evaluated quarterly and adjusted accordingly. During each period, returns are charged to Net sales in the Consolidated Statements of Earnings as incurred. Actual returns were approximately $105 million in 2023, $110 million in 2022, and $100 million in 2021, or less than 2% of Net sales.

EXHIBIT 31(a)

CERTIFICATION PURSUANT
TO RULE 13a-14(a)

I, Mark A. Clouse, certify that:

1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 21, 2023

By: /s/ Mark A. Clouse
_____
Name: Mark A. Clouse
Title: President and Chief Executive Officer

EXHIBIT 31(b)

CERTIFICATION PURSUANT
TO RULE 13a-14(a)

I, Carrie L. Anderson, certify that:

  1. I have reviewed this Annual Report on Form 10-K of Campbell Soup Company;

  2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

  3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

  4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

  5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 21, 2023

By: /s/ Carrie L. Anderson

Name: Carrie L. Anderson

Title: Executive Vice President and Chief Financial Officer

EXHIBIT 32(a)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

   In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 30, 2023 (the "Report"), I, Mark A. Clouse, President and Chief Executive Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

   (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 21, 2023

By:	/s/ Mark A. Clouse
	Name: Mark A. Clouse
	Title: President and Chief Executive Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required under Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

EXHIBIT 32(b)

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350

In connection with the Annual Report of Campbell Soup Company (the "Company") on Form 10-K for the fiscal year ended July 30, 2023 (the "Report"), I, Carrie L. Anderson, Executive Vice President and Chief Financial Officer of the Company, hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to my knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: September 21, 2023

By: /s/ Carrie L. Anderson

Name: Carrie L. Anderson

Title: Executive Vice President and Chief Financial Officer

The foregoing certification is being furnished solely pursuant to 18 U.S.C. Section 1350 and is not being filed as part of the Report or as a separate disclosure document.

A signed original of this written statement required under Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder information

Headquarters
1 Campbell Place, Camden, NJ 08103-1799
(856) 342-4800   •   (856) 342-3878 (Fax)

Stock exchange listing
New York Stock Exchange Ticker Symbol: CPB

Transfer agent and registrar
Computershare Trust Company, N.A.
P.O. Box 43006
Providence, RI 02940-3006
1-800-780-3203

Independent accountants
PricewaterhouseCoopers LLP
Two Commerce Square
Suite 1700
2001 Market Street
Philadelphia, PA 19103-7042

Dividends
We have paid dividends since the company became public in 1954. Dividends are normally paid quarterly, near the end of January, April, July and October.

A dividend reinvestment plan is available to shareholders. For information about dividends or the dividend reinvestment plan, write to Dividend Reinvestment Plan Agent, Campbell Soup Company, P.O. Box 43006, Providence, RI 02940-3006.
Or call: (781) 575-2723 or 1-800-780-3203

Publications
For copies of the Annual Report or the SEC Form 10-K or other financial information, visit investor.campbellsoupcompany.com.

For copies of Campbell's Corporate Responsibility Report, write to Stewart Lindsay, Vice President Corporate Responsibility and Sustainability at csr_feedback@campbells.com.

Information sources
Inquiries regarding our products may be addressed to Campbell's Consumer Response Center at the Headquarters address or call 1-800-257-8443.

Investors and financial analysts may contact Rebecca Gardy, Senior Vice President, Chief Investor Relations Officer, at the Headquarters address, via email at ir@campbells.com or call (856) 342-6081.

Media and public relations inquiries should be directed to James Regan, Director of External Communications, at the Headquarters address, via email at media@campbells.com or call (856) 219-6409.

Communications concerning share transfer, lost certificates, dividends and change of address, should be directed to Computershare Trust Company, N.A., 1-800-780-3203.

Shareholder information service
For the latest quarterly business results or other information requests such as dividend dates, shareholder programs or product news, visit investor.campbellsoupcompany.com.

Campbell's brands
Product trademarks owned or licensed by Campbell Soup Company and/or its subsidiaries appearing in the narrative text of this report are italicized.



The papers utilized in the production of this Annual Report are all certified for Forest Stewardship Council (FSC®) standards, which promote environmentally appropriate, socially beneficial and economically viable management of the world's forests. This Annual Report was printed at a Landfill-free, Sustainable Green Printing partnership (SGP)-certified facility.



Impact. To read our Corporate Responsibility Report and learn more about our Environmental, Social and Governance strategy, go to campbellsoupcompany.com/our-impact.



On the web. Visit us at: campbellsoupcompany.com for company news and information.



Careers. To explore career opportunities, visit us at: careers.campbellsoupcompany.com.



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